As filed with the Securities and Exchange Commission on September 29, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Radius Bancorp Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6035	27-1311446
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Harbor Street, Suite 201

Boston, Massachusetts 02210

(617) 482-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael A. Butler

President and Chief Executive Officer

One Harbor Street, Suite 201

Boston, Massachusetts 02210

(617) 482-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard A. Schaberg Gregory F. Parisi Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Aaron M. Kaslow Joseph J. Bradley Kilpatrick Townsend & Stockton LLP 607 14th Street NW Washington, DC 20005 (202) 508-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common Stock, $0.0001 par value per share

(1)	Reflects the maximum number of shares that may be issued by the registrant or sold by the selling stockholders in connection with the offering. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant and the selling stockholders.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED                     , 2014

Prospectus

            Shares

This is an initial public offering of common stock of Radius Bancorp Inc. We expect the initial public offering price to be between $                 and $                 per share. We are offering                  shares of our common stock. The selling stockholders identified in this prospectus are selling an additional                  shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. We applied to list our common stock on the NASDAQ Global Market under the symbol “RADB.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Shares of our common stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014. We have granted the underwriters an option for a period of 30 days to purchase up to                  additional shares of common stock solely to cover over-allotments, if any.

Joint Book-Running Managers:

Baird	Sandler O’Neill + Partners, L.P.

Co-Managers:

Janney Montgomery Scott	Wunderlich Securities

The date of this prospectus is                     , 2014.

[graphic to come]

About this Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling stockholders and the underwriters have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of our common stock, and seeking offers to buy shares of our common stock, only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Industry And Market Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including our financial statements and the related notes thereto and the matters discussed in the “Risk Factors” section.

Overview

We are the holding company for First Trade Union Bank, or the Bank, which is headquartered in Boston, Massachusetts. We provide financial products and services on a regional and nationwide basis, including through our website, www.ftub.com, and mobile banking and payment applications. We engage in commercial and consumer banking but our business is different from most community banks because:

•	Our retail banking growth strategy is based on providing financial products and services through virtual banking solutions, including online and mobile banking, to meet emerging consumer banking demands, rather than on traditional branches. Our virtual banking solutions allow us to develop consumer client relationships nationwide without the need for physical branch locations and include a paperless account opening process, unlimited ATM rebates, overdraft protection and transaction-oriented mobile banking applications, or apps, for smartphones and tablets.

•	We use affinity-based strategic marketing partnerships to pursue large numbers of deposit relationships utilizing sophisticated marketing analytics in combination with our virtual banking solutions.

•	We attract deposits from and offer related treasury management services to pension fund, union, municipal and not-for-profit entities. Our sophisticated treasury management services, coupled with the deep knowledge and capabilities we have developed through our historical provision of such services, position us to continue to penetrate these markets to access high quality, low cost deposit funding.

•	Our diverse base of loan clients, which includes traditional community bank clients, such as commercial and commercial real estate borrowers, is enhanced by our commitment to specialty financing areas, including SBA lending, lending to high net worth individuals for the purchase of luxury yachts, and other types of lending.

•	Our virtual banking strategy will allow us to achieve increased economies of scale as we grow our business.

We believe that there are significant opportunities for asset and deposit growth through further penetration of our current target markets. We further believe that we can grow our retail deposit franchise through our virtual banking solutions without investment in a traditional branch network.

We are currently owned by New England Carpenters’ Pension Fund and New England Carpenters’ Guaranteed Annuity Fund, together, the New England Carpenters’ Combined Funds, which formed the Bank in 1987, and the Empire State Carpenters’ Pension Fund, which acquired its initial interest in 2006. This offering will provide the capital necessary to support our growth strategy and will allow the New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund (collectively, the Funds) to reduce their ownership levels below 5.0% so that they will no longer be deemed to be savings and loan holding companies. As savings and loan holding companies, the Funds are required to serve as a source of financial strength for the Bank and are each considered to be a “banking entity” for purposes of section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, also referred to as the Volcker Rule, which prohibits banking entities from engaging in the types of investments that are commonly made by pension funds. Given their status as pension funds, the Funds do not want to remain subject to these limitations. In anticipation of this offering, we have taken, or will take, a number of actions in respect to our operations and structure, including:

•	Undertaking a name change and rebranding in order to better communicate our value proposition and market strategy;

•	Transition to a board of directors comprised of independent members, other than the Chief Executive Officer, a majority of whom will join the board upon the completion of this offering;

•	Converting our New Hyde Park, New York retail branch into a non-deposit gathering business center in alignment with our virtual banking strategy; and

•	Execution of deposit retention agreements with each of the Funds, which together (with their related parties) control $159.7 million, or 26.8%, of our deposits as of June 30, 2014, pursuant to which the Funds have agreed to maintain certain deposit relationships with the Bank for a period of no less than three years following the completion of this offering.

As of June 30, 2014, on a consolidated basis, we had total assets of $702.8 million, total loans and loans held for sale of $566.5 million, total deposits of $596.9 million and stockholders’ equity of $56.3 million. In recent years we have focused on transitioning towards becoming a high performing bank, improving the quality of our loan portfolio and executing our growth strategy while emphasizing enterprise-wide risk management. Our ratio of nonperforming assets to total assets was 1.25% as of June 30, 2014, as compared to 1.92% at December 31, 2011. Additionally, over the same period, total loans and loans held for sale have increased by $177.4 million, or 45.6%, and deposits have increased $123.8 million, or 26.2%. Net income increased $1.1 million, or 131%, to $2.0 million for the year ended December 31, 2013 from $869 thousand for the year ended December 31, 2011.

Our Business Strategy

Our business strategy is to combine traditional community banking activities, such as commercial and consumer banking, with a commitment to specialty financing, treasury management services, and customer acquisition without a traditional branch network.

The primary components of our business strategy are to:

•	Offer a comprehensive virtual banking product suite that allows us to capitalize on growing and evolving demand for online and mobile banking solutions and payment apps;

•	Develop affinity-based strategic marketing partnerships that enable us to market at a relatively low cost directly to partner organizations’ members;

•	Expand the scope of our treasury management services and deposit gathering further into largely underserved pension fund, union, municipal and not-for-profit entities, which represents a significant growth opportunity;

•	Engage in traditional commercial and consumer banking, supplemented by specialty financing in areas that include SBA, yacht lending to high net worth individuals, and other types of lending;

•	Leverage our current infrastructure and technology to grow, achieve economies of scale and deliver higher levels of profitability; and

•	Maintain disciplined risk management, resulting in consistently above-average asset quality.

Our Business Lines

We provide financial products and services to a client base that is comprised of traditional clients, including commercial, middle market and small businesses; specialty financing clients; union, pension fund, municipalities and not-for-profit clients; and consumers. We offer lending and deposit products, services and solutions that are designed to meet our clients’ banking needs while maintaining a disciplined approach to risk management and our focus on generating attractive risk-adjusted returns. Our diversified lending and funding strategy is not dependent upon a traditional bank branch network and positions us well to drive growth and profitability.

Lending

We lend to traditional community bank clients, with a focus on increasing our lending to various specialty clients as well. We believe that the markets for these specialty clients present substantial asset growth opportunities at attractive pricing and risk levels and that we are well positioned, given our experience with such clients, to further penetrate these markets. We are also prepared to pursue growth opportunities with other specialty clients as such opportunities arise.

•	Commercial and Industrial Lending. We provide financing to a number of traditional and specialty finance clients, including small and middle market businesses and SBA loan recipients. We have developed an experienced team that is capable of understanding and lending to these clients. We believe that we can be successful lending to these clients and generate asset growth and revenue opportunities by doing so, including by strategically selling, as we have in the past, SBA loans. At June 30, 2014, we had $68.9 million of commercial and industrial loans representing 12.2% of our loan portfolio, or an increase of 22.7% from December 31, 2013.

•	Commercial Real Estate, Multi-family and Construction Lending. We originate commercial real estate and multi-family loans to experienced investors with an established history of successful investment in a variety of property types including retail, commercial office buildings, multi-family properties, mixed-use properties and owner-occupied commercial real estate (including SBA 504 loans). While the cash flow from income-producing properties is the primary source of repayment in our commercial real estate and multi-family portfolio, a combination of equity invested in each property and generally a required personal guarantee from the investor provides strong secondary support. The majority of our commercial real estate and multi-family loans are made to borrowers and properties located in the greater Boston, Massachusetts market and other markets in the New England region with a smaller proportion of commercial real estate and multi-family loans in New York, predominantly in Suffolk and Nassau counties. At June 30, 2014, we had $174.6 million of commercial real estate and multi-family loans, representing 30.9% of our loan portfolio. Loans made for business purposes, including owner-occupied real estate loans, that are secured by commercial real estate comprised 28.9%, or $50.5 million, of the commercial real estate and multi-family portfolio at June 30, 2014.

Our construction loans are primarily for commercial projects and typically require the personal guarantee of the developer. Properties related to our construction loans are frequently pre-leased at a level that will generate sufficient cash flow to service the fully advanced construction loan on an amortizing basis upon the completion of construction. At June 30, 2014, we had $5.6 million of construction loans, currently all of which are secured by commercial projects located in Massachusetts or New York.

•	Yacht Lending. We have developed substantial expertise in yacht lending and provide financing to high net worth individuals for the purchase of personal luxury yachts generally ranging from $1 million to $5 million in value. We believe that lending within that target market is advantageous to us from a credit risk management perspective in that we predominantly lend to previous yacht owners. The average customer FICO score for borrowers in our yacht loan portfolio was 753 and loan-to-value was 65% as of June 30, 2014. We began making yacht loans in 2009 and we have not experienced any defaults in this portfolio. At June 30, 2014, we had $39.2 million of yacht loans, representing 7.0% of our loan portfolio.

•

Residential Mortgage Lending. We underwrite and purchase high quality, whole jumbo mortgage loans individually, servicing released, from banks and mortgage companies with which we have relationships in the greater Boston, Massachusetts market. While we are not in the business of originating residential mortgage loans, our strategy allows us to maintain a balanced loan portfolio and provides strong risk-adjusted returns without the cost and regulatory compliance concerns associated with the direct origination of these assets. Between December 2010 and December 2013, a period during which commercial loan demand was weak and the secondary market for jumbo mortgage loans was favorable, we were active purchasers of jumbo mortgage loans in the greater Boston market. Through a combination of normal amortization and opportunistic sales, we expect that this portfolio will decrease over time as the market for commercial and specialty loans continues to improve. At June 30, 2014, we had $269.3 million of residential real estate loans and loans held for sale, representing 47.7% of our loan portfolio. We outsource the servicing of our residential mortgage loans.

Deposit Gathering

Our deposit gathering model is multifaceted insofar as we gather deposits from a range of clients, including commercial banking clients, pension funds, unions, municipal, and not-for-profit organization clients and consumers through our established and growing virtual banking platform. In particular, we believe that pension funds, unions, municipal and not-for-profit clients, and our virtual banking platform represent growing markets that provide substantial client acquisition opportunities at a lower cost than traditional community banks.

•	Pension funds, unions, municipal and not-for-profit organizations. Since its inception, the Bank has served the specialized banking and cash/treasury management needs of pension funds, unions, municipal and not-for-profit organizations. We have developed a suite of deposit products and sophisticated treasury management and other depository services that we believe drive deposit acquisition and retention from these client segments that are not effectively served by our competition. We have built a sales and service culture that recognizes the unique needs of these client segments, which provides us with significant competitive advantages, specifically where longer sales cycles create a barrier to entry. The marketplace for pension fund, union, municipal and not-for-profit organizations is very large and not geographically constrained or dependent upon branch infrastructure, and represents a significant deposit growth opportunity. At June 30, 2014, we had $288.0 million of deposits from pension fund, union, municipal and not-for-profit organizations, representing 48.3% of our deposit portfolio and, excluding our controlling stockholders and their related parties, we had $128.3 million of deposits from pension fund, union, municipal and not-for-profit organizations, representing 21.5% of our deposit portfolio.

•	Virtual Bank. Digital technology has introduced vast changes in the demand for how consumer banking services are delivered. Mobile banking adoption and usage rates continue to rise across all age segments, with growth occurring the fastest in younger, tech-savvy demographics, particularly the 18-29 age group. Our virtual banking platform aligns with this shift and positions us to meet the demands for mobile-oriented banking solutions. We have developed a product set that allows consumers nationwide to bank with us without needing a physical branch, including: paperless online account opening, a robust online banking system with web-based customer service forums, a mobile banking app optimized for smartphones and tablets with on-demand functionality, an innovative mobile payment app called FT Pay that is powered by LevelUp, unlimited debit card ATM rebates, overdraft protection, and personalized customer service. This broad product offering has allowed us to develop affinity-based strategic marketing partnerships with organizations and groups that have large, established and engaged customer and member bases. Through the use of marketing analytics and each partner’s endorsement, we are able to initiate direct marketing campaigns to the group’s membership base, resulting in a comparatively lower cost than traditional prospect marketing campaigns. We believe that our strategic marketing partnerships and our virtual banking platform will constitute an important element of our future growth. Between June 2011, when we began promoting our consumer checking account product, and June 30, 2014, we opened 1,484 new checking accounts. During a recent promotional period from December 2013 through June 30, 2014, we opened 999 new consumer savings accounts and experienced an increase of more than $65.9 million in total deposits in that product.

Competitive Strengths

We believe that we possess a number of competitive strengths that have enabled our recent growth and improvement in asset quality, including the following:

Experienced Management Team and Employee Base. We have a seasoned and experienced executive management team. Each member of our executive management team has at least 15 years of banking industry experience. Michael Butler, our President and Chief Executive Officer, was hired by the Bank in 2008 and is the former President of National Consumer Banking and President of Business Banking and Small Business at KeyCorp, where he served for approximately 26 years. Working closely with Mr. Butler are James Malerba, our Chief Financial Officer, Seth Felix, our Executive Vice President and Head of Commercial Banking, Robert Landstein, our Executive Vice President and Chief Information Officer, Joann Noble, our Executive Vice President—Treasury Management and Client Support, and Shepard Rainie, our Executive Vice President and Chief Risk Officer. Mr. Malerba, our Chief Financial Officer, was appointed in August 2014 and is the former Executive Vice President and Corporate Controller of State Street Corporation, where he served for approximately 10 years. All of the executive team members have served in roles with larger financial institutions, which allows us to deliver “big bank” sophistication in a community banking environment. The vision and focus of our executive management team enabled us to improve the quality of our loan portfolio and emerge from the recent economic recession as a stronger, well-positioned institution with a long-term growth strategy. We have fostered a culture that re-enforces a high-performance, values-oriented team approach and have specifically sought out highly-experienced employees whom we believe fit within that culture. More than 88% of our employees were hired by our current management team.

Embracing Technology as a Driver of Growth and Efficiency. We have embraced the latest technological developments in and around the banking industry, with respect to the banking solutions that we offer our clients. We believe that the expansive suite of mobile and online solutions we offer to our clients, including paperless online account opening, a robust online banking system with web-based customer service forums, a mobile banking app optimized for smartphones and tablets with on-demand functionality, an innovative mobile payment app and other features, positions us well to pursue consumers who prefer internet- and mobile-based banking solutions. We have moved to an open-architecture online and mobile banking platform that allows us to adapt to changing consumer demands. We further believe that technology will enable us to achieve economies of scale and deliver higher levels of profitability and that we have the human and technological infrastructure in place to support a bank of significantly larger scale.

Branchless, Low-Cost Fundraising Strategy. We believe that our branchless funding strategies will deliver structural cost advantages over traditional branch-based strategies as we grow. While branch transactions have declined and cost per branch transaction has steadily increased, the Federal Reserve study Consumer and Mobile Financial Services 2014 showed that mobile banking usage was on the rise, with the most popular mobile banking services—viewing account balances (87% of users), transferring funds (53% of users) and depositing checks (21%)—reducing the reliance on physical branches and being performed at lower costs electronically. This shift towards mobile usage, coupled with the technology infrastructure we have already built, will enable us to achieve economies of scale and a lower all-in cost of deposit funding compared to traditional branch-intensive models as our strategies do not require the fixed cost investment or lead times associated with more expensive, slower-growth branch systems. Additionally, because of our suite of deposit products and sophisticated treasury management and other depository services, we are able to attract and retain deposits from pension fund, municipal, union and not-for-profit organizations that are not effectively served by our competition without needing to invest in branches.

Diversified and Scalable Business Model Provides for Risk Mitigation and Profitable Growth. We possess a diversified and scalable business model, which we believe provides for risk mitigation and sustainable, profitable growth in varied economic conditions. We are not reliant on a particular line of business and instead lend to and gather deposits from a variety of clients on a regional and, in the case of our retail deposit franchise and yacht lending, nationwide basis. A number of our clients, including our pension fund, municipal, union and not-for-profit organization clients, despite their resources and banking needs, are not traditional community bank clients, and we believe they are not effectively served by our competitors. We believe that we are well positioned, by virtue of our experience with and understanding of these underserved clients, to take advantage of significant growth opportunities within such customer segments. Our technological infrastructure is capable of supporting continued growth and yielding operational efficiencies with scale.

Innovative Digital Marketing Strategy to Gather Deposits. We utilize a digital marketing strategy and analytics to gather retail deposits nationwide though our virtual bank. We are focused on establishing affinity-based strategic partnerships to market directly to partner organizations’ members. We also emphasize pay-per-click advertising and electronic mail campaigns to attract clients and cross sell products to our clients. In addition, we utilize Twitter, Facebook, LinkedIn and YouTube for marketing and social media campaigns to forge stronger relationships with our clients. We believe that our marketing strategy will enable us to acquire clients faster and at lower average customer acquisition costs than would traditional marketing campaigns or branch-based banking.

Unique Understanding of Pension Fund, Municipal, Union and Not-for-Profit Clients, the Yacht Lending Market and the Banking Needs of our Affinity Partners’ Members. Our business strategy includes serving clients in specialized market segments. Our bankers’ deep understanding of clients in these segments is critical to our ability to execute our strategy. That understanding enables us to establish and retain long-term relationships with and knowledgeably take advantage of opportunities within these segments and effectively forge partnerships with organizations that have large, established and engaged members to whom we may directly market. Importantly, that understanding has been developed over many years and cannot easily or quickly be replicated by our competitors.

Our Markets

Our commercial lending is focused in New England, consisting of the states of Massachusetts, New Hampshire, Connecticut, Vermont, Rhode Island and Maine, and in New York, predominantly in Suffolk and Nassau counties. Our residential mortgage loan portfolio is focused in the greater Boston, Massachusetts market. Our specialty financing activities expand beyond these geographic markets to also encompass, in the case of our SBA lending, Pennsylvania and New Jersey and, in the case of our yacht lending, maritime centers throughout the country.

We gather deposits in our lending markets and on a nationwide basis through the treasury management services we offer to pension funds, unions, municipals and not-for-profit organizations, our affinity-based strategic marketing partnerships and our virtual banking platform.

We believe that we will be successful in expanding our activities within the geographic areas in which we operate and, in the case of certain of our lending and deposit gathering activities, to a broader national market.

Additional information about our lending and deposit gathering markets is included in the section of this prospectus entitled “Business—Our Markets.”

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks and uncertainties. You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors,” prior to making an investment in our common stock. These risks include, among others, the following:

•	Our business strategy includes growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively;

•	We depend on our management team to implement our business strategy and we could be harmed by the loss of their services;

•	If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease;

•	A downturn in economic conditions could negatively affect our loan portfolio and lending activities;

•	Changes in interest rates may hurt our profits and asset value; and

•	Changes to capital requirements may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

Recent Developments

Name Change

Effective September 19, 2014, we changed our name to “Radius Bancorp Inc.” from First Trade Union Bancorp Inc. We will change the name of the Bank to Radius Bank by October 31, 2014. We have a new corporate logo and will have a new website, marketing materials and social media presence in connection with the name change. We believe that the name change better communicates our value proposition and market strategy.

Partnership with SmarterBucks

On September 16, 2014, in partnership with SmarterBucks, a division of SimpleTuition, we introduced a unique debit card rewards program that helps participants to pay down student debt. The program, which is tied to our FT Checking account product, allows users to earn 1.00% in SmarterBucks rewards on all non-PIN-based purchases made with our debit cards. When rewards, which are uncapped, reach a certain level they are then automatically contributed as an extra payment toward the principal of a user’s student loans linked with the program. The program is designed to provide a simple method of paying down any student debt linked with the program that fits into users’ lives and rewards them for everyday purchases.

Our Corporate Information

We were incorporated under the laws of the State of Delaware in July 2009. The Bank was founded in 1987. Our principal executive offices and branch office are located at One Harbor Street, Suite 201, Boston, Massachusetts 02210, and our telephone number is (617) 482-4000. We also have a loan production office located in New Hyde Park, New York. Our website address is www.ftub.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Proposed Bank Charter Conversion

We intend to convert the Bank from a federal savings association to a national bank. Regulatory approval would be required for the proposed conversion and for us to become a registered bank holding company upon conversion of the Bank. Following the proposed conversion, we would continue to be subject to extensive regulation by the Federal Reserve. For additional information, see “Supervision and Regulation—Proposed Bank Charter Conversion.”

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, in this prospectus;

•	we are exempt from the requirement to obtain an audit of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating to the presentation of financial information and executive compensation arrangements and we have not obtained an audit of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

The Offering

Common stock to be offered by us	shares

(or shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be offered by the selling stockholders	shares

Common stock to be outstanding immediately following this offering	shares

(or shares if the underwriters’ over-allotment option is exercised in full)

Use of Proceeds	We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters elect to exercise in full their over-allotment option, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. We will not receive any proceeds from the sale of our common stock by the selling stockholders. We intend to use the net proceeds to us from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs and our working capital needs. In addition, we intend to retire the indebtedness relating to our junior subordinated debentures, which are redeemable, at our option, on any quarterly dividend payment date beginning December 22, 2014. There was no accrued interest payable with respect to our junior subordinated debentures at June 30, 2014. For additional information, see “Use of Proceeds.”

Dividends	We currently do not intend to pay dividends on our common stock. Instead, we plan to retain our future earnings to fund our operations and to finance the growth and development of our business. For additional information, see “Dividend Policy.”

Rank	Our common stock is subordinate to our junior subordinated debentures with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any debt that we may issue in the future and may be subordinate to any series of preferred stock that we may issue in the future.

Directed Share Program	At our request, the underwriters have reserved approximately % of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, to directors, officers and employees of the Company. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to carefully consider before deciding to invest in shares of our common stock.

NASDAQ listing	We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “RADB.”

The number of shares of our common stock outstanding immediately following this offering set forth above is based on shares of our common stock outstanding as of             , 2014.

The number of shares of our common stock outstanding immediately following this offering excludes 501,970 shares of common stock reserved for issuance in connection with equity awards granted under our 2014 Omnibus Incentive Plan and our 2009 Deferred Incentive Plan, or the 2009 DIP.

Except as otherwise indicated, the information in this prospectus does not give effect to the exercise by the underwriters of their option to purchase up to                  additional shares of common stock from us solely to cover over-allotments, if any.

Risk Factors

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We cannot assure you that none of the events discussed below will occur. These events could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our business strategy includes growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We have pursued and intend to continue to pursue an organic growth strategy for our business that is focused on engaging in traditional community banking activities with a commitment to specialty financing, treasury management services and customer acquisition without a traditional branch network. There are risks associated with our growth strategy. We may not be able to expand our market presence in our existing market areas or successfully enter new geographic markets and, in addition, our strategic efforts may divert resources from ongoing business operations, may require investment in integration and in development and enhancement of additional operational and reporting processes and controls, and may subject us to additional regulatory scrutiny.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. While we carefully evaluate many factors before implementing new lines of business, products or services, there are risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products and services we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. If we do not successfully execute our growth plan, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects.

Strong competition could hurt our profits and slow growth.

We face intense competition in making loans and attracting deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits and may reduce our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. We face intense competition from existing competitors in the virtual banking space. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of non-bank competition in the financial services industry. If we are not able to effectively compete in our market areas and targeted business segments, our profitability may be negatively affected. For more information about our market area and the competition we face, see the section of this prospectus entitled “Business—Our Markets” and “Business —Competition.”

We depend on our management team to implement our business strategy, and we depend on our relationship managers to maintain and grow our commercial relationships; we could be harmed by the loss of their services.

We are dependent upon the services of the members of our executive management team who direct our strategy and operations and we have benefited from our executive management team members’ extensive banking knowledge and experience, in particular our President and Chief Executive Officer. We also rely heavily upon the services of our relationship managers and have benefited from their expertise with respect to our commercial, municipal, union, pension and similar fund customers. Members of our executive management team and our seasoned relationship managers could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations.

Our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

Our business plan emphasizes relationship banking. We have benefited from strong relationships with our customers, and also from our relationships with financial intermediaries. As a result, our reputation is an important component of our business. A key component of our business strategy is to leverage our reputation for customer service and knowledge of our customers’ needs to expand our presence by capturing new business opportunities from existing and prospective customers in and outside of our local market areas and through our virtual banking platform. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities and markets we serve, caring about and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or by events beyond our control, our business and operating results may be adversely affected.

The New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund have each entered into a deposit retention agreement with us, however, we may be adversely affected if the Funds reduce their deposits in connection with the terms of those agreements, do not adhere to the terms of those agreements or if they reduce their deposits after the agreements expire.

As of June 30, 2014, the New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund (collectively, the Funds) controlled, with their related parties, $159.7 million, or 26.8% of our total deposits. Because the Funds use their deposit accounts with us as a source of liquidity, the daily balances in the accounts fluctuate significantly. We have entered into deposit retention agreements with the Funds pursuant to which the Funds have agreed to maintain certain savings, demand deposit and other deposit accounts with the Bank for a period of not less than three years following the completion of this offering, to continue to use such accounts for the same purpose and in the same manner as they have recently, and to continue to obtain deposit and cash management services from the Bank in substantially the same proportion (as compared to other providers of such services) as each of the Funds has recently obtained such services. Each of the Funds has further agreed to maintain its accounts and related deposits in a manner consistent with any applicable governmental authority’s definition of “core deposits” applicable to the Bank. If the Funds do not comply with the terms of the deposit retention agreements, remove a significant portion of their deposits in accordance with the terms of the agreements, which permit the Funds to withdraw deposits in certain circumstances, including if the Bank fails to be deemed “well capitalized” by its regulators, or remove a significant portion of their deposits following the expiration of the agreements, we may be forced to seek other sources of deposits or increase our borrowings, which may increase our costs, thereby adversely affecting our results of operations and financial condition.

Our commercial real estate, commercial and industrial and construction loans generally carry greater credit risk than loans secured by owner occupied one-to-four family real estate, and our credit risk may increase if we succeed in our plan to increase our commercial lending.

At June 30, 2014, $249.0 million, or 44.1%, of our loan portfolio consisted of commercial real estate, commercial and industrial and construction loans. Given their generally larger balances and the complexity of the underlying collateral, commercial real estate, commercial and industrial and construction loans generally expose a lender to greater credit risk than loans secured by owner occupied one-to-four family real estate. While we underwrite such loans with sponsor equity and in most cases with personal guarantees from the sponsors, the principal risks are:

•	commercial real estate loans – repayment is generally dependent on income from tenant leases being generated in amounts sufficient to cover operating expenses and debt service;

•	commercial and industrial loans – repayment is generally dependent upon the successful operation of the borrower’s business; and

•	construction loans – repayment is dependent upon completion, and the subsequent ability of the owner to either sell the completed project, lease the completed property, or obtain permanent financing on the completed project.

If loans that are collateralized by real estate or other business assets become troubled and the value of the collateral has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and would adversely affect our operating results.

Our business may be adversely affected by credit risk associated with residential property.

At June 30, 2014, one-to-four family residential loans comprised $269.3 million, or 47.7%, of our total loan portfolio, and home equity lines of credit comprised $6.6 million, or 1.2%, of our total loan portfolio. One-to-four family residential mortgage lending, whether owner occupied or non-owner occupied, is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations. Declines in real estate values could cause our residential mortgages to be inadequately collateralized, which would expose us to a risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Because our one-to-four family residential portfolio includes jumbo loans, there can be a disproportionate impact on our asset quality if a relatively small number of loans default. We have a relatively small portfolio exposure to home equity loans and lines of credit and many represent second mortgage loans. For those home equity loans and lines of credit secured by a second mortgage, recovering all or a portion of our loan proceeds in the event of default requires us to repay the first mortgage loan and the costs associated with a foreclosure, not all of which may be supported by the value of the property. For these reasons, we may experience higher rates of delinquencies, default and losses on our home equity loans.

The geographic concentrations of our loan portfolio and lending activities make us vulnerable to a downturn in the local or regional economies in which we operate.

A substantial portion of our loan portfolio is comprised of loans secured by collateral located in Massachusetts and New York. This makes us vulnerable to a downturn in these local economies that could affect the level of commercial activity and real estate values in these areas. Adverse conditions in our markets, such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could affect our net income, our provision for loan loss expense, or our capital. For more information about our market areas, see the section of this prospectus entitled “Business—Our Markets” and “Business—Competition.”

The Small Business Administration, or SBA, may not honor its guarantees if we do not originate loans in compliance with SBA guidelines.

As of June 30, 2014, SBA 7a program loans of $17.3 million comprised 3.01% of our loan portfolio and we intend to grow this segment of our portfolio in the future. SBA lending programs typically guarantee 75% of the principal on an underlying loan. The SBA may not honor its guarantee if a loan is not underwritten and administered to SBA guidelines. While we follow the SBA’s underwriting guidelines, our ability to do so depends on the knowledge and diligence of our employees and the effectiveness of controls we have established. If our employees do not follow the SBA guidelines in originating loans and if our loan review and audit programs fail to identify and rectify such failures, the SBA may refuse to honor its guarantee obligations and we may incur losses as a result.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings and capital could decrease.

At June 30, 2014, our allowance for loan losses totaled $6.8 million, which represented 1.31% of gross loans. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience and we evaluate other factors including, among other things, current economic conditions. If our assumptions are incorrect, or if delinquencies or non-performing loans increase, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance, and could decrease our net income or reduce our capital.

In addition, our regulators, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to increase the allowance for loan losses by recognizing additional provisions for loan losses charged to expense, or to charge off loans, which, net of any recoveries, would decrease the allowance for loan losses. Any such additional provisions for loan losses or charge-offs could have a material adverse effect on our financial condition and results of operations.

We rely on the accuracy and completeness of information about our clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished by or on behalf of clients and counterparties, including financial statements and other financial information. We may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. While we strive to verify the accuracy and sufficiency of such information, if this information is inaccurate or incomplete, we may be subject to loan losses, regulatory action, reputational harm, or other adverse effects on the operation of our business, results of operations, or financial condition.

Changes in interest rates may hurt our profits and asset value.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in both the general level of interest rates and in the difference between short-term and long-term rates can affect our net interest income. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.

While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, including by seeking to originate variable rate loans and balancing the respective terms of assets and liabilities, changes in interest rates may still have a material adverse effect on our financial condition and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets and liabilities and our ability to realize gains from the sale of our assets, all of which could affect our earnings. For further discussion of how changes in interest rates could impact us, see the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk Management.”

Changes in the valuation of our securities could adversely affect us.

Substantially all of the securities in our portfolio are classified as available-for-sale. Accordingly, a decline in the fair value of our securities could cause a material decline in our reported equity or net income. At least quarterly, and more frequently when warranted by economic or market conditions, management evaluates all securities classified as available-for-sale with a decline in fair value below the amortized cost of the investment to determine whether or not the impairment is deemed to be other-than-temporary, or OTTI. For impaired debt securities that are intended to be sold, the full amount of market decline is recognized as OTTI through earnings. For all other impaired debt securities, only credit-related OTTI is recognized through earnings. Non-credit related OTTI for such debt securities is recognized in other comprehensive income, net of applicable taxes.

Financial reform legislation will result in new regulations that are expected to increase our costs of operations.

We are subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, or OCC, the Federal Reserve Board and the FDIC. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations or legislation, could have a material impact on us and our operations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted on July 21, 2010. The Dodd-Frank Act represented a significant overhaul of many aspects of the regulation of the financial-services industry. Among other things, the Dodd-Frank Act created a new federal Consumer Financial Protection Bureau, or CFPB, tightened capital standards, and generally increased oversight and regulation of financial institutions and financial activities.

In addition to the self-implementing provisions of the statute, the Dodd-Frank Act calls for more than 300 administrative rulemakings by various federal agencies to implement various parts of the legislation. While some rules have been finalized or issued in proposed form, many have yet to be proposed. It is impossible to predict when all such additional rules will be issued or finalized, and what the content of such rules will be. We will have to apply resources to ensure that we are in compliance with all applicable provisions of the Dodd-Frank Act and any implementing rules, which may increase our costs of operations and adversely impact our earnings. The Dodd-Frank Act and any implementing rules that are ultimately issued could have adverse implications on the financial industry, the competitive environment, and/or our ability to conduct business. For more information about the regulations to which we are subject, see the section of this prospectus entitled “Supervision and Regulation.”

We will become subject to more stringent capital requirements, which may adversely impact our return on equity or constrain us from paying dividends or repurchasing shares.

In July 2013, the federal banking agencies substantially amended the regulatory risk-based capital rules applicable to us and the Bank. The final rules implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act.

The final rules include new minimum risk-based capital and leverage ratios, which will be effective for us on January 1, 2015, and refines the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements, which will apply to us and the Bank, will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4%. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out is exercised. The Bank intends to exercise its one-time option to opt-out of the requirement under the final rule to include certain “available-for-sale” securities holdings for purposes of calculating its regulatory capital requirements. The final rule also establishes a “capital conservation buffer” of 2.5%, and will result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement would be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase each year until fully implemented in January 2019. A banking organization will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions. The application of more stringent capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements.

Increased FDIC insurance assessments could significantly increase our expenses.

The Dodd-Frank Act eliminated the maximum Deposit Insurance Fund ratio of 1.5% of estimated deposits, and the FDIC has established a long-term ratio of 2.0%. The FDIC has the authority to increase assessments in order to maintain the Deposit Insurance Fund ratio at particular levels. In addition, if our regulators issue downgraded ratings of the Bank in connection with their examinations, the FDIC could impose significant additional fees and assessments on us which could significantly increase our expenses.

We may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations.

We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations. However, some legal and regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though at the time systems and procedures were in place designed to ensure compliance. For example, we are subject to regulations issued by the Office of Foreign Assets Control, or OFAC, that prohibit financial institutions from participating in the transfer of property belonging to the governments of certain foreign countries and designated nationals of those countries. OFAC may impose penalties for inadvertent or unintentional violations even if reasonable processes are in place to prevent the violations. There may be other negative consequences resulting from a finding of noncompliance, including restrictions on certain activities. Such a finding may also damage our reputation as described above and could restrict the ability of institutional investment managers to invest in our securities.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Further, we outsource some of the data processing functions used for remote banking, and accordingly we are dependent on the expertise and performance of our third-party providers. To the extent that our activities, the activities of our customers, or the activities of our third-party service providers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

We rely on other companies to provide certain key components of our business infrastructure.

Third party vendors provide certain key components of our business infrastructure, such as data processing and deposit processing systems, mobile payment systems, internet connections, and network access. While we have selected these third party vendors carefully, we do not control their operations. Any failure by these third parties to perform or provide agreed-upon goods and services for any reason or their poor performance of services, could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Replacing these third party vendors could also entail significant delay and expense.

We expect to continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Failure to successfully keep pace with technological change affecting the financial services industry generally, and virtual banking in particular, could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected and any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business results of operations and financial condition.

Further, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting.

We face a risk of noncompliance with and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including future acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

Changes in accounting standards may affect our performance.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time there are changes in the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we report and record our financial condition and results of operations.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by our regulators to maintain adequate levels of capital to support our operations. We believe the net proceeds that we raise in the offering will be sufficient to permit the Bank to maintain regulatory capital compliance for the foreseeable future. Nonetheless, we may at some point need to raise additional capital to support continued growth or to address losses.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial condition and performance. Accordingly, we may not be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our operations and our financial condition could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by the OCC or the Federal Reserve Board, we may be subject to adverse regulatory action. For more information about the regulations to which we are subject, see the section of this prospectus entitled “Supervision and Regulation.”

If our risk management framework does not effectively identify or mitigate our risks, we could suffer losses.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit risk, operations risk, compliance risk, reputation risk, strategic risk, market risk and liquidity risk. We seek to monitor and control our risk exposure through a framework of policies, procedures, monitoring and reporting requirements. There may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Our yacht lending business is relatively new; past performance regarding defaults may not be indicative of future performance.

We began making yacht loans in 2009 and, while we have not experienced any defaults in this portfolio to date, it may be difficult for us to assess the future performance of our yacht loans because our relatively limited experience in this type of lending does not provide us with a significant payment history from which to judge future collectability. Accordingly, we may experience higher delinquency or charge-off levels for these loans than our historical yacht loan portfolio experience would suggest, which could adversely affect our future performance. You should not interpret our past performance regarding defaults as indicative of future performance.

Risks Related to This Offering

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

We have never issued capital stock in a registered offering, and there is no established market for our common stock. We expect that our common stock will be listed on The NASDAQ Global Market under the symbol “RADB,” subject to completion of the offering and compliance with certain quantitative listing requirements, such as the number and market value of our outstanding shares of common stock, and qualitative listing requirements relating to our corporate governance. Robert W. Baird & Co. Incorporated has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so or to continue to do so once it begins. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less shares held by our directors and executive officers, if any, may be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. If you purchase shares of common stock, you may not be able to sell them at or above your per share purchase price. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. The limited market for our stock may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold.

We have broad discretion in allocating the net proceeds of the offering. Our failure to effectively utilize such net proceeds may have an adverse effect on our financial performance and the value of our common stock.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline. For additional information see the section of this prospectus entitled “Use of Proceeds.”

Our stock-based benefit plan will increase our costs, which will reduce our income, and may dilute your ownership interest.

Prior to the completion of this offering, we intend to adopt a stock-based benefit plan, which will allow us to grant participants certain stock and stock-based awards, including restricted shares of our common stock (at no cost to them) and/or options to purchase shares of our common stock. The number of shares of our common stock reserved for issuance under this plan will be 500,000 shares in the aggregate. Options granted under the stock-based benefit plan will be expensed by us over their vesting period at the grant-date fair value of the options utilizing a Black-Scholes option pricing analysis. The shares of restricted stock granted under the stock-based benefit plan will be expensed by us over their vesting period at the fair market value of the shares on the date they are awarded.

We have entered into employment agreements and severance, change in control, and non-solicitation agreements with certain of our officers and intend to implement a severance pay plan for employees not covered by such arrangements, which may increase our compensation costs upon the occurrence of certain events or increase the cost of acquiring us.

We have entered into employment agreements with our President and Chief Executive Officer and severance, change in control, and non-solicitation agreements with six other officers. Upon completion of the offering, we intend to enter into a similar severance, change in control, and non-solicitation agreement with our Chief Financial Officer. In the event of termination of employment other than for cause, or in the event of certain types of termination following a change in control, as set forth in the employment agreements and severance, change in control, and non-solicitation agreements, the agreements will provide for cash severance benefits that would cost us up to $3.6 million in the aggregate. We also intend to implement a severance pay plan in connection with the offering for those eligible employees not covered by an employment or a severance, change in control, and non-solicitation agreement. For additional information see the section of this prospectus entitled “Executive and Director Compensation—Employment Agreements and Severance Arrangements.”

Some provisions of our charter documents, Delaware law and federal banking regulations may have anti-takeover effects that could discourage an acquisition of us and/or the Bank by others, even if an acquisition would benefit our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective upon the closing of this offering, and Delaware corporate law that may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes include:

•	a classified board of directors consisting of three classes of directors, with staggered three-year terms; only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, which may have the effect of delaying a change in control of the board;

•	supermajority voting requirements for changes to some provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

Additionally, federal banking regulations place limitations on the acquisition of certain percentages of our capital stock and impose restrictions on these significant stockholders. For further information, see the section of this prospectus entitled “Supervision and Regulation—Holding Company Regulations—Acquisition of Control.”

We are an “emerging growth company,” as defined in the in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:

•	the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm audit the effectiveness of our internal control over financial reporting;

•	the “say on pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;

•	the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•	any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives because we will need to implement additional financial and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. During the period we are an emerging growth company, we are exempt from compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and The NASDAQ Global Market, except for such requirements that we may elect not to comply with during the period we are an emerging growth company. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs may cause us to incur losses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Our voting common stock is equity and is subordinate to our existing and future indebtedness.

Shares of our voting common stock that you may receive upon settlement will represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our voting common stock will be subordinate to our junior subordinated debentures with respect to the payment of dividends and the distribution of assets upon liquidation and will rank junior to all of our existing and future indebtedness and to other non-equity claims against us with respect to assets available to satisfy claims against us, including in our liquidation.

We may not pay dividends if we are not able to receive dividends from our subsidiary, the Bank.

We are a separate and distinct legal entity from our banking subsidiary and will depend on the payment of cash dividends from the Bank and our existing liquid assets as the principal sources of funds for paying cash dividends on our common stock. Unless we receive dividends from the Bank or choose to use our liquid assets, we may not be able to pay dividends. The Bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. Additionally, our ability to pay dividends is subject to our meeting certain regulatory requirements. For more information on the restrictions on paying dividends, see “Supervision and Regulation—Dividends”.

Our stock price can be volatile.

Stock price volatility may negatively impact the price at which our common stock may be sold, and may also negatively impact the timing of any sale. Our stock price can fluctuate widely in response to a variety of factors including, the risk factors described herein and, among other things:

•	actual or anticipated variations in quarterly operating results;

•	recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	new technology used, or services offered, by competitors;

•	perceptions in the marketplace regarding us and/or our competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	additional investments from third parties;

•	issuance of additional shares of stock;

•	changes in government regulations; or

•	geo-political conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, could also cause our stock price to decrease regardless of our operating results.

Shares of our voting common stock are not insured deposits and may lose value.

Shares of our voting common stock are not insured deposits or other obligations of any bank and are not insured by the FDIC or any other governmental agency and are subject to investment risk, including possible loss of principal.

Securities analysts may not initiate or continue coverage on our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Special Note Regarding Forward-Looking Statements

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “intend,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	adverse changes to economic conditions in our market area;

•	adverse changes in the financial industry, securities, credit and national and local real estate markets (including real estate values);

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	competition among depository and other financial institutions;

•	our success in implementing our business strategy, particularly increasing or diversifying our loan portfolios and sources of deposit funding;

•	our success in introducing new financial products;

•	our ability to attract and maintain deposits;

•	our ability to maintain our asset quality even as we increase our lending;

•	changes in interest rates generally, including changes in the relative differences between short term and long term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans, which may be affected by numerous factors, including commercial conditions in our market areas and by declines in the value of real estate in our market areas;

•	changes in consumer spending, borrowing and saving habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	the results of examinations by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses, write down assets, change our regulatory capital position, limit our ability to borrow funds or maintain or increase deposits, or prohibit us from paying dividends, which could adversely affect our dividends and earnings;

•	changes in the level of government support of housing finance;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in laws or government regulations or policies affecting financial institutions, including the Dodd-Frank Act and the JOBS Act, which could result in, among other things, increased deposit insurance premiums and assessments, capital requirements (particularly the new capital regulations), regulatory fees and compliance costs and the resources we have available to address such changes;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, or FASB, the SEC and the Public Company Accounting Oversight Board;

•	changes in our organization, compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	our ability to forge affinity-based strategic marketing partnerships;

•	the failure or security breaches of computer systems on which we depend;

•	the ability of key third-party service providers to perform their obligations to us;

•	changes in the financial condition or future prospects of issuers of securities that we own; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

These statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the section of this prospectus entitled “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, after the date of this prospectus, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Historical Consolidated Financial Data

The selected historical consolidated financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1 and the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization.” The information at December 31, 2013 and 2012, and for the years then ended, is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at June 30, 2014 and 2013 and for the six months then ended that appear in this prospectus was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The performance, asset quality and capital ratios are unaudited and derived from the audited financial statements as of and for the years presented. Average balances have been computed using daily averages. Our historical results of operations are not necessarily indicative of the results of operations for any future period.

	(unaudited) At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
SELECTED BALANCE SHEET DATA
Total assets	$702,790	$604,189	$669,104	$632,197	$606,698
Total loans and loans held for sale	566,494	483,640	548,346	463,745	389,100
Allowance for loan losses	6,769	7,970	6,812	7,488	8,733
Securities available for sale	77,898	87,507	78,676	94,210	120,840
Deposits	596,894	482,774	518,918	512,001	473,140
Total stockholders’ equity	56,346	53,526	54,180	54,121	51,843

SELECTED INCOME STATEMENT DATA
Interest income	$12,229	$11,221	$23,388	$23,006	$25,180
Interest expense	2,312	2,232	4,251	5,370	7,400

Net interest income	9,917	8,989	19,137	17,636	17,780
Provision for loan losses	50	350	350	0	2,169

Net interest income after provision for loan losses	9,867	8,639	18,787	17,636	15,611
Non-interest income	1,624	1,190	2,241	1,459	1,112
Non-interest expense	9,624	8,618	17,805	17,346	15,520
Income tax expense	592	312	1,216	349	334

Net income	$1,275	$899	$2,007	$1,400	$869

	(unaudited) At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
	(dollars in thousands, except share and per share data)
PER COMMON SHARE DATA(1)
Basic earnings per share	$0.30	$0.21	$0.48	$0.33	$0.21
Diluted earnings per share	0.30	0.21	0.48	0.33	0.21
Book value per common share	13.38	12.71	12.86	12.85	12.31
Basic weighted average common shares	4,212,700	4,212,700	4,212,700	4,212,700	4,212,700
Diluted weighted average common shares	4,212,830	4,212,830	4,212,830	4,212,830	4,212,830

SELECTED PERFORMANCE RATIOS
Return on average assets(2)	0.37%	0.30%	0.32%	0.23%	0.15%
Return on average stockholders’ equity(2)	4.57%	3.32%	3.72%	2.64%	1.72%
Net interest margin(2)	3.01%	3.10%	3.19%	3.09%	3.13%
Efficiency ratio(3)	83.17%	84.66%	83.51%	91.10%	82.15%

SELECTED ASSET QUALITY RATIOS
Nonaccrual loans to total loans and loans held for sale	0.85%	2.28%	0.81%	2.21%	3.00%
Nonaccrual loans and loans past due 90 days and still accruing to total loans	0.85%	2.28%	0.81%	2.29%	3.00%
Non-performing assets(4) to total assets	1.25%	1.83%	1.36%	1.61%	1.92%
Allowance for loan losses to gross loans	1.31%	1.65%	1.25%	1.62%	2.25%
Allowance for loan losses to non-accrual loans	139.86%	72.51%	154.19%	73.35%	74.89%
Net loan charge-offs to average loans(2)	0.02%	(0.06)%	0.21%	0.30%	1.72%

CAPITAL RATIOS (Bank)
Leverage ratio	8.04%	8.64%	8.11%	8.15%	8.48%
Risk-based Tier 1 capital ratio	12.73%	13.77%	12.33%	14.06%	14.23%
Risk-based total capital ratio	13.98%	15.03%	13.58%	15.43%	15.49%

(1)	After giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014.
(2)	Six-month data has been annualized.
(3)	“Efficiency ratio” is not recognized under accounting principles generally accepted in the United States (“U.S. GAAP”), and is therefore considered to be a non-U.S. GAAP financial measure. See the section below entitled “Non-U.S. GAAP Financial Measures” for the calculation of the efficiency ratio.
(4)	Non-performing assets consist of nonaccrual loans and other real estate owned.

Non-U.S. GAAP Financial Measures

“Efficiency ratio” is defined as non-interest expenses divided by operating revenue, which is equal to net interest income plus non-interest income excluding gains and losses on sales of securities. In our judgment, the adjustments made to operating revenue allow investors to better assess our operating expenses in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.

The efficiency ratio is calculated as follows:

	(unaudited) For the Six Months Ended June 30,		For the Year Ended December 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
Efficiency Ratio
Non-interest expense (numerator)	$9,624	$8,618	$17,805	$17,346	$15,520

Net interest income	$9,917	$8,989	$19,137	$17,636	$17,780
Non-interest income	1,624	1,190	2,241	1,459	1,112
Less: gains on sales of fixed assets	(30)	—	(57)	—	—
Less: gains on sales of securities	—	—	—	(54)	—

Adjusted operating revenue (denominator)	$11,571	$10,179	$21,321	$19,041	$18,892

Efficiency Ratio	83.17%	84.66%	83.51%	91.10%	82.15%

Use of Proceeds

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters elect to exercise in full their over-allotment option, assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $         million, or $         million if the underwriters elect to exercise in full their over-allotment option, assuming the number of shares we sell, as set forth on the cover of this prospectus, remains the same, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds to us from this offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs and our working capital needs. In addition, we intend to retire the indebtedness relating to our junior subordinated debentures, which are redeemable, at our option, on any quarterly dividend payment date beginning December 22, 2014. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategies.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Dividend Policy

Following completion of the offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements. We have not paid dividends on our common stock in the past and we currently do not intend to pay any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business.

Under applicable Delaware law, we may declare and pay dividends only out of our surplus, as defined under applicable Delaware law, or, if there is no surplus, out of our net profits for the fiscal year in which the dividend is to be declared and/or the preceding fiscal year. If our capital is diminished by depreciation in the value of our property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, no dividends may be paid out of net profits until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets has been repaired.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances, such as where the holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company’s overall rate of earnings retention is inconsistent with the its capital needs and overall financial condition. In determining whether to pay a cash dividend in the future and the amount of any cash dividend, the board of directors is expected to take into account a number of factors, including regulatory capital requirements, our financial condition and results of operations, other uses of funds for the long-term value of stockholders, tax considerations, statutory and regulatory limitations and general economic conditions.

Dividends we can declare and pay will depend, in part, upon receipt of dividends from the Bank, because initially we will have no source of income other than dividends from the Bank and earnings from the investment of proceeds from the sale of shares of common stock. Applicable banking law and OCC regulations impose significant limitations on “capital distributions” by federal savings associations. See the section of this prospectus entitled “Supervision and Regulation—Holding Company Regulation—Dividends” and “Supervision and Regulation—Regulation of Federal Savings Associations—Dividends.” In addition, beginning in 2016, the Bank’s ability to pay dividends will be limited if it does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to stockholders. See the sections of this prospectus entitled “Supervision and Regulation—Holding Company Regulation—Capital” and “Supervision and Regulation—Regulation of Federal Savings Associations—Capital Requirements.”

Any payment of dividends by the Bank to us that would be deemed to be drawn out of the Bank’s bad debt reserves would require a payment of taxes at the then-current tax rate by the Bank on the amount of earnings deemed to be removed from the reserves for such distribution. The Bank does not intend to make any distribution to us that would create such a federal tax liability.

Capitalization

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2014:

•	on an actual basis;

•	on an as-adjusted basis as if the offering had been completed as of June 30, 2014, assuming:

•	the sale of shares of common stock at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us;

•	the redemption of our junior subordinated debentures with the net proceeds from the offering as if such redemption had occurred as of June 30, 2014; and

•	the contribution of 90.0% of the net proceeds to the Company from the offering by Radius Bancorp to the Bank.

The as-adjusted capitalization information below is illustrative only, and our cash and cash equivalents, common stock, additional paid-in capital, retained earnings, accumulated other comprehensive income, total stockholders’ equity, and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2014
	Actual	As adjusted(1)
(dollars in thousands except share and per share data)
Borrowing:
Long-term FHLB Borrowings	$30,000		$30,000
Subordinated debentures	3,242		—
Stockholders’ equity:
Preferred stock, $0.0001 par value per share, authorized 2,000,000(2) shares; outstanding 0 shares	—		—
Common stock, $0.0001 par value per share, authorized 10,000,000(2)(3) shares; issued and outstanding 4,212,830(2) shares actual and shares as adjusted	—		—
Additional paid-in capital	55,291
Treasury stock shares at cost, 10,240(2) common shares, including shares held in rabbi trust	(176)		(176)
Retained earnings	576		576
Accumulated other comprehensive income, net of tax	655		655

Total stockholders’ equity	$56,346	$
Total capitalization	$89,588	$

Book value per common share(2)	$13.38	$

Bank capital ratios
Tier 1 leverage capital ratio	8.04%			%
Tier 1 risk-based capital ratio	12.73%			%
Total risk-based capital ratio	13.98%			%

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of cash and cash equivalents, common stock, and total stockholders’ equity by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses. If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, common stock, and total stockholders’ equity would increase by approximately $ million, after deducting estimated underwriting discounts and offering expenses, and we would have shares of our common stock issued and outstanding, as adjusted.
(2)	After giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014.
(3)	Upon completion of the offering, we will be authorized to issue under our amended and restated certificate of incorporation 25,000,000 shares.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net book value per share of our common stock immediately after this offering. Net book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net book value as of June 30, 2014, was approximately $56.3 million, or $13.38 per share, based on 4,212,830 shares of common stock outstanding as of June 30, 2014, after giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014. The pro forma net book value as of June 30, 2014, is approximately $         million, or approximately $         per share.

After giving effect to the sale of              shares of our common stock offered in this offering at an assumed public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net book value as of June 30, 2014, would have been approximately $         million, or $         per share of common stock. This represents an immediate increase in net book value of $         per share to existing stockholders and an immediate dilution in net book value of $         per share to new investors purchasing shares of common stock in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share	$
Historical net book value per share as of June 30, 2014
Decrease in net book value per share attributable to new investors
As adjusted net book value per share after this offering
Dilution per share to new investors purchasing common stock in this offering	$

Each $         increase (decrease) in the assumed public offering price of $         per share, would increase (decrease) our as adjusted net book value after this offering by approximately $         million, or approximately $         per share, and the dilution per share to new investors by approximately $         per share, assuming that the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of shares in the number of shares offered by us and the selling stockholders would increase our as adjusted net book value after this offering by approximately $         million, or $         per share, and the dilution per share to new investors would be $         per share, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of                  shares in the number of shares offered by us and the selling stockholders would decrease our as adjusted net book value after this offering by approximately $         million, or $         per share, and the dilution per share to new investors would be $         per share, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2014, the number of shares purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
	(Dollars in thousands, except per share data)
Existing stockholders before offering	4,212,830		%		$56,094,207		%		$13.31
New investors in this offering			%				%

Total		100%		$		100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million, assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

Sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by selling stockholders to                 , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                 , or approximately     % of the total shares of common stock outstanding after this offering.

After giving effect to the sale of shares in this offering by us and the selling stockholders, if the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, our selling stockholders would own approximately     % and our new investors would own approximately     % of the total number of shares of our common stock outstanding after this offering.

The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of our common stock outstanding immediately following this offering is based on shares of our common stock outstanding as of June 30, 2014, after giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014. This number excludes 501,970 shares of common stock reserved for issuance in connection with equity awards granted under our 2014 Omnibus Incentive Plan and our 2009 DIP.

Business

Overview

We are the holding company for First Trade Union Bank, or the Bank, which is headquartered in Boston, Massachusetts. We provide financial products and services on a regional and nationwide basis, including through our website, www.ftub.com, and mobile banking and payment apps. We engage in commercial and consumer banking but our business is different from most community banks because:

•	Our retail banking growth strategy is based on providing financial products and services through virtual banking solutions, including online and mobile banking, to meet emerging consumer banking demands, rather than on traditional branches. Our virtual banking solutions allow us to develop consumer client relationships nationwide without the need for physical branch locations and include a paperless account opening process, unlimited ATM rebates, overdraft protection and transaction-oriented mobile banking apps for smartphones and tablets.

•	We use affinity-based strategic marketing partnerships to pursue large numbers of deposit relationships utilizing sophisticated marketing analytics in combination with our virtual banking solutions.

•	We attract deposits from and offer related treasury management services to pension fund, union, municipal and not-for-profit entities. Our sophisticated treasury management services, coupled with the deep knowledge and capabilities we have developed through our historical provision of such services, position us to continue to penetrate these markets to access high quality, low cost deposit funding.

•	Our diverse base of loan clients, which includes traditional community bank clients, such as commercial and commercial real estate borrowers, is enhanced by our commitment to specialty financing areas, including SBA lending, lending to high net worth individuals for the purchase of luxury yachts, and other types of lending.

•	Our virtual banking strategy will allow us to achieve increased economies of scale as we grow our business.

We believe that there are significant opportunities for asset and deposit growth through further penetration of our current target markets. We further believe that we can grow our retail deposit franchise through our virtual banking solutions without investment in a traditional branch network.

We are currently owned by New England Carpenters’ Combined Funds, which formed the Bank in 1987, and the Empire State Carpenters’ Pension Fund, which acquired its initial interest in 2006. This offering will provide the capital necessary to support our growth strategy and will allow the New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund (collectively, the Funds) to reduce their ownership levels below 5.0% so that they will no longer be deemed to be savings and loan holding companies. As savings and loan holding companies, the Funds are required to serve as a source of financial strength for the Bank and are each considered to be a “banking entity” for purposes of section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, also referred to as the Volcker Rule, which prohibits banking entities from engaging in the types of investments that are commonly made by pension funds. Given their status as pension funds, the Funds do not want to remain subject to these limitations. In anticipation of this offering, we have taken, or will take, a number of actions in respect to our operations and structure, including:

•	Undertaking a name change and rebranding in order to better communicate our value proposition and market strategy;

•	Transition to a board of directors comprised of independent members, other than the Chief Executive Officer, a majority of whom will join the board upon the completion of this offering;

•	Converting of our New Hyde Park, New York retail branch into a non-deposit gathering business center in alignment with our virtual banking strategy; and

•	Execution of deposit retention agreements with each of the Funds, which together (with their related parties) control $159.7 million, or 26.8%, of our deposits as of June 30, 2014, pursuant to which the Funds have agreed to maintain certain deposit relationships with the Bank for a period of no less than three years following the completion of this offering.

As of June 30, 2014, on a consolidated basis, we had total assets of $702.8 million, total loans and loans held for sale of $566.5 million, total deposits of $596.9 million and stockholders’ equity of $56.3 million. In recent years we have focused on transitioning towards becoming a high performing bank, improving the quality of our loan portfolio and executing our growth strategy while emphasizing enterprise-wide risk management. Our ratio of nonperforming assets to total assets was 1.25% as of June 30, 2014, as compared to 1.92% at December 31, 2011. Additionally, over the same period, total loans and loans held for sale have increased by $177.4 million, or 45.6%, and deposits have increased $123.8 million, or 26.2%. Net income increased $1.1 million, or 131%, to $2.0 million for the year ended December 31, 2013 from $869 thousand for the year ended December 31, 2011.

Our Business Strategy

Our business strategy is to combine traditional community banking activities, such as commercial and consumer banking, with a commitment to specialty financing, treasury management services, and customer acquisition without a traditional branch network.

The primary components of our business strategy are to:

•	Offer a comprehensive virtual banking product suite that allows us to capitalize on growing and evolving demand for online and mobile banking solutions and payment apps;

•	Develop affinity-based strategic marketing partnerships that enable us to market at a relatively low cost directly to partner organizations’ members;

•	Expand the scope of our treasury management services and deposit gathering further into largely underserved pension fund, union, municipal and not-for-profit entities, which represents a significant growth opportunity;

•	Engage in traditional commercial and consumer banking, supplemented by specialty financing in areas that include SBA, yacht lending to high net worth individuals, and other types of lending;

•	Leverage our current infrastructure and technology to grow, achieve economies of scale and deliver higher levels of profitability; and

•	Maintain disciplined risk management, resulting in consistently above-average asset quality.

Competitive Strengths

We believe that we possess a number of competitive strengths that have enabled our recent growth and improvement in asset quality, including the following:

Experienced Management Team and Employee Base. We have a seasoned and experienced executive management team. Each member of our executive management team has at least 15 years of banking industry experience. Michael Butler, our President and Chief Executive Officer, was hired by the Bank in 2008 and is the former President of National Consumer Banking and President of Business Banking and Small Business at KeyCorp, where he served for approximately 26 years. Working closely with Mr. Butler are James Malerba, our Chief Financial Officer, Seth Felix, our Executive Vice President and Head of Commercial Banking, Robert Landstein, our Executive Vice President and Chief Information Officer, Joann Noble, our Executive Vice President—Treasury Management and Client Support, and Shepard Rainie, our Executive Vice President and Chief Risk Officer. Mr. Malerba, our Chief Financial Officer, was appointed in August 2014 and is the former

Executive Vice President and Corporate Controller of State Street Corporation, where he served for approximately 10 years. All of the executive team members have served in roles with larger financial institutions, which allows us to deliver “big bank” sophistication in a community banking environment. The vision and focus of our executive management team enabled us to improve the quality of our loan portfolio and emerge from the recent economic recession as a stronger, well-positioned institution with a long-term growth strategy. We have fostered a culture that re-enforces a high-performance, values-oriented team approach and have specifically sought out highly-experienced employees whom we believe fit within that culture. More than 88% of our employees were hired by our current management team.

Embracing Technology as a Driver of Growth and Efficiency. We have embraced the latest technological developments in and around the banking industry, with respect to the banking solutions that we offer our clients. We believe that the expansive suite of mobile and online solutions we offer to our clients, including paperless online account opening, a robust online banking system with web-based customer service forums, a mobile banking app optimized for smartphones and tablets with on-demand functionality, an innovative mobile payment app and other features, positions us well to pursue consumers who prefer internet- and mobile-based banking solutions. We have moved to an open-architecture online and mobile banking platform that allows us to adapt to changing consumer demands. We further believe that technology will enable us to achieve economies of scale and deliver higher levels of profitability and that we have the human and technological infrastructure in place to support a bank of significantly larger scale.

Branchless, Low-Cost Fundraising Strategy. We believe that our branchless funding strategies will deliver structural cost advantages over traditional branch-based strategies as we grow. While branch transactions have declined and cost per branch transaction has steadily increased, the Federal Reserve study Consumer and Mobile Financial Services 2014 showed that mobile banking usage was on the rise, with the most popular mobile banking services—viewing account balances (87% of users), transferring funds (53% of users) and depositing checks (21%)—reducing the reliance on physical branches and being performed at lower costs electronically. This shift towards mobile usage, coupled with the technology infrastructure we have already built, will enable us to achieve economies of scale and a lower all-in cost of deposit funding compared to traditional branch-intensive models as our strategies do not require the fixed cost investment or lead times associated with more expensive, slower-growth branch systems. Additionally, because of our suite of deposit products and sophisticated treasury management and other depository services, we are able to attract and retain deposits from pension fund, municipal, union and not-for-profit organizations that are not effectively served by our competition without needing to invest in branches.

Diversified and Scalable Business Model Provides for Risk Mitigation and Profitable Growth. We possess a diversified and scalable business model, which we believe provides for risk mitigation and sustainable, profitable growth in varied economic conditions. We are not reliant on a particular line of business and instead lend to and gather deposits from a variety of clients on a regional and, in the case of our retail deposit franchise and yacht lending, nationwide basis. A number of our clients, including our pension fund, municipal, union and not-for-profit organization clients, despite their resources and banking needs, are not traditional community bank clients, and we believe they are not effectively served by our competitors. We believe that we are well positioned, by virtue of our experience with and understanding of these underserved clients, to take advantage of significant growth opportunities within such customer segments. Our technological infrastructure is capable of supporting continued growth and yielding operational efficiencies with scale.

Innovative Digital Marketing Strategy to Gather Deposits. We utilize a digital marketing strategy and analytics to gather retail deposits nationwide though our virtual bank. We are focused on establishing affinity-based strategic partnerships to market directly to partner organizations’ members. We also emphasize pay-per-click advertising and electronic mail campaigns to attract clients and cross sell products to our clients. In addition, we utilize Twitter, Facebook, LinkedIn and YouTube for marketing and social media campaigns to forge stronger relationships with our clients. We believe that our marketing strategy will enable us to acquire clients faster and at lower average customer acquisition costs than would traditional marketing campaigns or branch-based banking.

Unique Understanding of Pension Fund, Municipal, Union and Not-for-Profit Clients, the Yacht Lending Market and the Banking Needs of our Affinity Partners’ Members. Our business strategy includes serving clients in specialized market segments. Our bankers’ deep understanding of clients in these segments is critical to our ability to execute our strategy. That understanding enables us to establish and retain long-term relationships with and knowledgeably take advantage of opportunities within these segments and effectively forge partnerships with organizations that have large, established and engaged members to whom we may directly market. Importantly, that understanding has been developed over many years and cannot easily or quickly be replicated by our competitors.

Our Markets

Our commercial lending is focused in New England, consisting of the states of Massachusetts, New Hampshire, Connecticut, Vermont, Rhode Island and Maine, and in New York, predominantly in Suffolk and Nassau counties. Our residential mortgage loan portfolio is focused in the greater Boston, Massachusetts market. Our specialty financing activities expand beyond these geographic markets to also encompass, in the case of our SBA lending, Pennsylvania and New Jersey and, in the case of our yacht lending, maritime centers located throughout the country, including Ft. Lauderdale, Florida, Seattle, Washington and Annapolis, Maryland. We expect that these markets, as well as neighboring markets into which we may opportunistically expand, will continue to support our projected growth. We are an approved SBA “Preferred Lender” and we believe that we will be able to leverage our SBA status to expand our SBA lending within our current footprint and over time into additional contiguous geographic markets and eventually the national market. The expansion of the SBA business will be through the addition of experienced relationship managers in selected geographies supported by a centralized underwriting and credit administration group.

We utilize our relationship-based community banking platform to gather deposits from our commercial clients in the Northeast market. We leverage our sophisticated treasury management services to gather deposits from our pension fund, union, municipal and not-for-profit clients in the Northeast, but this market is not geographically constrained and represents a significant growth opportunity. We also gather deposits from our municipal clients located in the Commonwealth of Massachusetts.

While we operate two banking branches, a loan production office and six ATMs located in Boston, Massachusetts and Long Island, New York, we gather deposits on a nationwide basis through our affinity-based strategic marketing partnerships and our virtual banking platform. Our virtual banking platform positions us to meet the demands for mobile-oriented banking solutions and solutions. We have developed a product set that allows consumers nationwide to bank with us without needing a physical branch. In alignment with our virtual banking strategy, we intend to combine our loan production office in Hauppauge, New York with our full-service branch in New Hyde Park, New York and subsequently convert our New Hyde Park facility into a non-deposit gathering business center.

We believe that we will be successful in expanding our activities within the geographic areas in which we operate and, in the case of certain of our lending and deposit gathering activities, to a broader national market. Our growth will leverage our existing infrastructure and be predominantly driven by the addition of client facing sales and sales support professionals and strategic marketing partnerships and more advanced digital marketing.

Loans

Our primary source of income is interest on loans, as our loan portfolio represents the highest yielding component of our earning assets. Our loan products include commercial real estate, multi-family and construction loans, commercial and industrial loans, SBA loans, franchise loans, medallion loans, lines of credit, residential real estate loans, and yacht loans. Our loan portfolio primarily consists of a mix of commercial real estate, multi-family and construction, commercial and industrial, residential real estate and consumer loans. We originate consumer loans principally for the purchase of luxury yachts by high net worth individuals, otherwise we simply offer overdraft protection lines of credit. We underwrite and purchase high quality, whole jumbo mortgage loans individually from banks and mortgage companies with which we have relationships in the greater Boston, Massachusetts market. We lend to traditional community bank clients, with a focus on increasing our lending to various specialty clients as well.

The following table presents the composition of our loan portfolio (including loans held for sale), by category, as of June 30, 2014.

(dollars in thousands)	June 30, 2014
	Amount	Percent
Commercial(1)	$68,898	12.2%
Commercial real estate(2)	174,559	30.9%
Commercial construction	5,594	1.0%
Residential real estate	269,343	47.7%
Home equity	6,604	1.2%
Consumer(1)(3)	39,206	7.0%

Total gross loans	564,204	100.0%

Deferred loan origination costs (fees), net	2,290

Total gross loans including deferred fees	566,494
Allowance for loan losses	(6,769)

Loans, net	$559,725

(1)	Loans held for sale consist of $4.3 million of commercial loans and $42.7 million of residential loans.
(2)	Commercial real estate includes multi-family loans. Loans made for business purposes, including owner-occupied real estate loans, that are secured by commercial real estate comprised 28.9%, or $50.5 million, of the commercial real estate and multi-family portfolio at June 30, 2014.
(3)	This portfolio is comprised predominantly of yacht loans.

Commercial and Industrial Loans. Our commercial and industrial loan portfolio includes both conventional loans and lines of credit. Commercial loans and lines of credit are typically made to seasoned small and middle market businesses primarily for purchase or expansion of the business, equipment financing, refinancing existing debt, and working capital support. We have also provided franchise loans and financing for Boston-area taxi cab medallions. These are examples of specialty financing we approve when we believe that we have an ability to recognize and take advantage of scalable market opportunities that will help us to diversify our commercial loan portfolio and sustain long-term growth. Minimum equity investment in the loan transaction is 20% and loan exposure is generally guaranteed by the owners of the business.

We offer flexible terms tailored to the cash flows of the business. Loans generally have 5 to 7 year maturities but may have a longer amortization period depending upon the nature of the assets financed. Loans are typically secured by the assets we finance and usually require a lien on all business assets as well. Commercial loan interest rates are fixed at a margin over comparable term cost of funds. Our lines of credit generally are structured as demand lines or have annual maturities. Interest rates are variable at a fixed margin over a floating rate index. Availability under our lines of credit is typically limited to a percentage of the value of the assets securing the line and may require periodic reporting of assets securing the line.

Cash flow from the borrower’s operations provides the primary source of repayment for these loans, although the financial strength and liquidity of the guarantor provide a critical risk-buffer to support the loan through the business cycle. Commercial lending generally involves different risks than those associated with residential, commercial real estate/multi-family and construction lending. The primary risk associated with commercial and industrial loans is a reduction of or disruption to the borrower’s cash flow due to general economic conditions or from events specific to the borrower. The secondary risk is the potential decline in the value of collateral securing these loans. We work from inception through the life of the loan to understand and assess the history of the business and its owner(s) and their ability to effectively run the business and consistently generate sufficient cash flow to service the debt. We manage and mitigate such risks within our commercial and industrial loan portfolio throughout the life of each loan. We accomplish this in several ways. We require regular financial reporting by the borrower and guarantor(s). Our relationship managers are the primary point of contact with the client and are incentivized to manage their client relationships by staying in touch with clients and being well acquainted with their business and with the industry. The Credit Department performs annual financial reviews. If there are certain risk indicators such as overdrafts on the borrower’s operating account, delinquent payments, or other evidence of credit stress, we review individual credits in our quarterly asset quality meetings and bring collection expertise to the situation if warranted. Our Loan Review program serves an important role in ensuring risk rating integrity within the portfolio and that credit administration on all clients is current and up to date. For additional information please see “Loan Underwriting and Maintenance of Strong Asset Quality” below.

We focus on making commercial and industrial loans and lines of credit available to privately-owned and locally or regionally-based businesses that are unable to obtain conventional bank financing. SBA financing is particularly well suited to borrowers who may lack sufficient liquidity to provide 20% equity in the business and where the value of collateral offered may not be sufficient to fully secure the loan. Our targeted SBA borrowers are business owners and operators with verifiable experience. Our borrowers own such businesses as restaurants, convenience stores, liquor stores and other retail franchises, wholesalers, small manufacturers, and service businesses such as medical, dental and veterinary professionals and spas/fitness centers. In addition to such uses of loan proceeds as were cited above for our commercial and industrial loans, in our SBA loan portfolio loan proceeds may also be used for acquisition financing, franchise financing, and management buyouts/succession financing. The SBA program allows us to offer loans with longer terms than would ordinarily be available, typically 20 years with fixed interest rates. We benefit from the lending experience of our commercial relationship managers and their relationships with our clients, which results in a better understanding of small business borrowers and their businesses and contributes to our reputation for small business lending. In 2013, we were ranked in the top 10 and top 20 by SBA loan volume for Massachusetts and the New England market, respectively. We expect to continue to emphasize our origination of SBA loans as a growth strategy and to take advantage of opportunities created by our originations to generate non-interest income through strategic pool-sales of the guaranteed portions of SBA 7(a) program loans to other financial institutions.

Commercial Real Estate, Multi-family and Construction Loans. We originate commercial real estate and multi-family loans to experienced investors with an established history of successful investment in a variety of property types including retail, commercial office buildings, multi-family, mixed-use properties and owner-occupied commercial real estate (including SBA 504 loans). While the cash flow from income-producing properties is the primary source of repayment in our commercial real estate and multi-family portfolio, a combination of equity invested in each property and generally a required personal guarantee from the investor provides strong secondary support. We offer flexible loan terms with most loans priced at variable rates. While we may extend the loan term out to 10 years, pricing is typically reset every 5 years to market rates. Amortization periods are generally up to 25 years. The primary risks associated with commercial real estate and multi-family loans include the dependency of repayment upon income generated from the tenants of the property securing the loan, the potential vulnerability of such rental income to changes in market conditions, and the possible difficulty of liquidating collateral securing the loans. We work from inception through the life of the loan to understand the full scope of the guarantor’s real estate portfolio to manage and mitigate such risks within our commercial real estate and multi-family loan portfolio. Our commercial real estate and multi-family portfolio includes loans made for commercial purposes that are secured by real estate.

The majority of our commercial real estate and multi-family loans are made to borrowers and properties located in the greater Boston, Massachusetts market and other markets in the New England region with a smaller proportion of commercial real estate and multi-family loans in New York, predominantly in Suffolk and Nassau counties. Our relationship managers are experienced lenders who are familiar with the trends within their commercial real estate markets.

Our construction loans are primarily for commercial projects and require a minimum of 25% equity in the project. Construction loans typically require the personal guarantee of the developer. We offer flexible loan terms and competitive interest rates, typically structured as floating rates. Generally, our construction loans have a term of 1 to 2 years, and may include an amortizing “mini-perm” loan period of generally 3 to 5 years contingent upon construction completion and the property meeting established debt service coverage levels. Properties related to our construction loans are frequently pre-leased at a level that will generate sufficient cash flow to service the fully advanced construction loan on an amortizing basis upon the completion of construction. The key risks in construction lending are the completion of the project on time and on budget and successful payout of the loan from refinancing into a permanent loan, sale of the properties and/or project, or lease-up of the project. These risks are generally mitigated by professional construction monitoring as well as monitoring by our experienced relationship managers. Additionally, we limit the risk of this portfolio by limiting our total exposure to the business.

The table below shows the composition of our commercial real estate, multi-family and construction loan portfolio as of June 30, 2014.

	June 30, 2014	Percent of CRE Loans	Percent of Total Loans
	(Dollars in thousands)
Real estate loans:
Office	$15,996	8.9%	2.8%
Industrial	11,961	6.6%	2.1%
Retail	38,860	21.6%	6.9%
Mixed use	21,674	12.0%	3.8%
1-4 family	13,480	7.5%	2.4%
Other	32,408	18.0%	5.7%

Commercial real estate loans	134,379	74.6%	23.7%

Multifamily	40,180	22.3%	7.1%
Construction	5,594	3.1%	1.0%

Total commercial loans secured by real estate	$180,153	100.0%	31.8%

Residential Real Estate Loans. We underwrite and purchase high quality, whole jumbo mortgage loans individually, servicing released, from banks and mortgage companies with which we have relationships in the greater Boston, Massachusetts market. While we are not in the business of originating residential mortgage loans, our strategy allows us to maintain a balanced loan portfolio and provides strong risk-adjusted returns without the cost and regulatory compliance concerns associated with the direct origination of these assets. Between December 2010 and December 2013, a period during which commercial loan demand was weak and the secondary market for jumbo mortgage loans was favorable, we were active purchasers of jumbo mortgage loans in the greater Boston market. Through a combination of normal amortization and opportunistic sales, we expect that this portfolio will decrease over time as the market for commercial and specialty loans continues to improve. We outsource the servicing of our residential mortgage loans.

Consumer Loans. This portfolio is comprised predominantly of yacht loans. We have developed substantial expertise in originating loans to high net worth individuals for the purchase of personal luxury yachts generally ranging from $1 million to $5 million in value. We originate yacht loans nationally, but primarily in maritime centers such as Ft. Lauderdale, Florida, Seattle, Washington and Annapolis, Maryland. We primarily source our yacht loans through a sales professional based in Florida and referral relationships with yacht brokers to whom we pay referral fees. Because yacht loans are structured as personal consumer loans, the primary source of repayment is from the recurring income and resources of the yacht owner. We underwrite all yacht loans from our headquarters using our commercial credit analysts under the direction of our Senior Credit Officer and Chief Risk Officer. We leverage the expertise of our commercial credit analysts to perform a diligent evaluation of the customer’s source of recurring cash flow because our borrowers typically own one or more businesses or may be real estate investors. The secondary source of repayment is the liquidity and other assets of the borrower(s), analysis of which is similar to the analysis of guarantors on our commercial loans. The tertiary source of repayment is the collateral value of the vessel, which we initially establish and periodically re-evaluate using ship surveys or analysis of comparable vessel sales.

Yacht loans require a minimum of 20% equity and carry terms of 20 years at either fixed or floating interest rates at the borrower’s option. We make yacht loans solely to U.S. citizens. All vessels are documented/registered. Most are registered in the United States with the Coast Guard, while some are registered in other nearby jurisdictions. We limit yacht registration to a small number of non-U.S. jurisdictions where we have diligently worked with local authorities and local counsel to ensure proper legal documentation, incontrovertible registry of the vessel, and surety of the Bank’s lien. We also ensure that there are no jurisdictional concerns under the Bank Secrecy Act and the Office of Foreign Assets Control regulations.

We underwrite our yacht loans using a variety of stringent personal credit metrics including personal debt service coverage, liquidity, net worth, credit score, and avoidance of historical credit problems. Therefore, while there is credit risk associated with our yacht loans, we believe that our lending parameters and targeted yacht and loan size provide an advantage to us from a credit risk management perspective in that we predominantly lend to previous yacht owners and that the market for these yachts enjoys more depth than the market for larger, more luxurious or highly specialized yachts. The average customer FICO score for borrowers in our yacht loan portfolio was 753 and loan-to-value was 65% as of June 30, 2014. We began making yacht loans in 2009 and we have not experienced any defaults in this portfolio. We work from inception through the life of the loan to manage and mitigate the risks within our yacht loan portfolio, including by monitoring values of and periodically reviewing the insurance policies for the yachts.

Loan Underwriting and Maintenance of Strong Asset Quality

Our focus on maintaining strong asset quality pervades all aspects of our lending activities, and it is especially apparent in our loan underwriting function. We are selective in targeting our lending to clients that we believe will meet our high credit quality standards and perform well throughout the economic cycle. Our credit standards are determined by our Chief Risk Officer and approved by the board.

Our underwriting process is disciplined and multilayered. Prospective loan opportunities are first reviewed by our relationship managers and, beyond a certain size or complexity, either with a lending manager or the Senior Credit Officer. Thereafter the credit opportunity is assigned to an experienced commercial credit analyst for detailed analysis and development of a credit underwriting memorandum. All of our lending personnel, from our relationship managers to the members of our Credit Committee, have significant experience that benefits our underwriting process. Our relationship managers do not have any individual signing authority and are incentivized to grow their loan portfolios while maintaining strong asset quality.

Approval authority is dependent upon the risk, size, and complexity of the loan request. Generally, simple or small loans are approved by the lending manager and the Senior Credit Officer. Loans greater than or equal to $1.5 million or more complex loans require approval of the Bank Credit Committee, which is headed by our Chief Risk Officer and includes our Senior Credit Officer, Commercial Lending Executive and head of the SBA lending program.

Each credit approval, renewal, extension, modification or waiver is documented in written form to reflect all pertinent aspects of the transaction. Our underwriting analysis generally includes an evaluation of the borrower’s business, management experience, industry, operating performance and financial condition and frequently includes a sensitivity analysis of the borrower’s ability to repay the loan.

With regard to residential lending, we underwrite and purchase high quality, whole jumbo mortgage loans individually from banks and mortgage companies with which we have relationships in the greater Boston,

Massachusetts market. Our relationship banks and mortgage companies understand our rigorous underwriting criteria and we only determine to fund and purchase loans following our individual loan review and a rigorous secondary evaluation of the compliance, underwriting and loan closing documentation by an independent third party.

We have a comprehensive Loan Review program comprised of an internal Loan Review Officer who provides continuous reviews of select portfolios throughout the year, supplemented by a third-party provider who provides 50% portfolio coverage through an annual review. Additionally, the third-party review includes validation of the sufficiency of and process behind our allowance. Loan reviews assess a review of closing terms and conditions, documentation, ongoing monitoring, risk rating integrity, and appropriate credit administration. We use any findings as an important internal control that identifies any emerging risk trends, process weaknesses, or training needs, as well as a critical source of third line-of-defense risk monitoring. All Loan Review reports are presented to the Loan Committee of the Board of Directors when completed.

For additional information concerning our risk management, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management.”

Loan Portfolio Concentrations

Diversified lending approach. We are committed to developing and maintaining a diversified loan portfolio. We also concentrate on making loans to businesses where we have or can obtain the necessary expertise to understand the credit risks commonly associated with the borrower’s industry. To ensure our lending activities maintain portfolio diversity, we have established internal exposure limits that restrict concentrations of loans within our portfolio to certain maximum percentages of our total loans and our Total Risk-Based capital levels. These exposure limits are approved by the Loan Committee of our board of directors based upon recommendations made by the Chief Risk Officer. Our internal exposure limits are established to avoid unacceptable concentrations, including in our different loan categories and in specific industries and in loans to one obligor.

The following table shows the composition of our commercial loan portfolio by borrower industry as of June 30, 2014.

	June 30, 2014	Percent of Commercial Loans
	(Dollars in thousands)
Industry:
Real estate, rental and leasing	$122,017	49.0%
Service	72,997	29.3%
Manufacturing	5,626	2.2%
Private household	—	—%
Wholesale trade	1,710	0.7%
Construction	8,628	3.5%
Information	809	0.3%
Retail trade	16,440	6.6%
Transportation and warehousing	20,824	8.4%

Total loans, before deferred loan fees	$249,051	100.0%

As shown, our portfolio benefits from the significant diversity of businesses and pledged collateral. Borrowers represented generically within the real estate, rental and leasing and construction categories include retail, office, multi-family, mixed-use and owner-occupied commercial real estate as was described in “Loans–Commercial Real Estate Loans” (above). Loans extended to borrowers within the service, manufacturing, wholesale, retail trade, transportation and warehousing industries include an array of industries including specialty finance sectors and SBA guaranteed loans that were described in “Loans–Commercial and Industrial Loans” (above).

Large Credit Relationships. We originate and maintain large credit relationships with a number of clients in the ordinary course of our business. We have established a formal, internal house lending limit on loans to one borrower of $4.0 million, which is significantly lower than our legal lending limit of approximately $9.3 million as of June 30, 2014. Exceptions to this limit may be made in the case of particularly strong credits. As of June 30, 2014, 15 relationships exceeded our house lending limit with total combined credit risk exposure of $72.0 million, or 116.3%, of Total Risk-Based capital.

The following table summarizes the aggregate committed and outstanding balances of our larger credit relationships as of June 30, 2014.

	At June 30, 2014
	Number of Relationships	Committed Balance	Recorded Investment	Past Due Balance	Nonaccrual Balance
	(Dollars in thousands)
Large credit relationships:
>$4 million to $8 million(1)	15	$72,022	$63,452	—	—
>$2 million to $4 million	33	98,451	90,793	—	—

(1)	The loans included between $4 million to $8 million are secured by a variety of asset classes including investment real estate (including office, retail, multifamily and owner-occupied), taxi medallions, yachts and other equipment and business assets.

There were no charge offs during the six months ended June 30, 2014 and there was one large credit relationship (>$4 million to $8 million) in the amount of $5.3 million which was transferred to “other real estate owned,” or OREO, in the twelve months ended December 31, 2013, resulting in a charge-off of $0.7 million. We recorded an additional write-down to the asset of $0.65 million in the six months ended June 30, 2014.

There were no charge offs during the six months ended June 30, 2014 in the >$2 million to $4 million category. There was one credit relationship of $2.8 million in 2013 which was partially written down by $1.5 million in the twelve months ended December 31, 2013. The recorded investment in this relationship is $1.3 million at June 30, 2014 is not included in the table above.

Loan Participations

We are not active in the loan participation market, except that we will, in very limited instances, enter into participation agreements primarily in order to sell portions of loans that we originate.

Deposits

Deposits provide the primary source of funding for our lending activities. Our deposit products include demand deposit accounts, NOW accounts, savings accounts, money market deposit accounts, sweep accounts and certificates of deposit. Our treasury management services, which help drive deposit acquisition and retention in our pension fund, union, municipal and not-for-profit client segments, include remote deposit capture, ACH, wire transfers, zero balance accounts, merchant services, account reconciliation, positive pay, and payroll services, all of which are available through our intuitive online business banking and mobile banking systems. Our deposits are insured by the FDIC up to statutory limits.

Our deposit gathering model is multifaceted insofar as we gather deposits from a range of clients, including commercial banking clients, pension funds, unions, municipal, and not-for-profit organization clients and consumers through our established and growing virtual banking platform. In particular, we believe that pension funds, unions, municipal and not-for-profit clients, and our virtual banking platform represent growing markets that provide substantial client acquisition opportunities at a lower cost than traditional community banks.

•

Pension funds, unions, municipal and not-for-profit organizations. Since its inception, the Bank has served the specialized banking and cash/treasury management needs of pension funds, unions, municipal and not-for-profit organizations. We have developed a suite of deposit products and sophisticated treasury management and other depository services that we believe drive deposit acquisition and retention from these client segments that are not effectively served by our competition. We have built a sales and service culture that recognizes the unique needs of these client segments, which provides us with significant competitive advantages, specifically where longer sales cycles create a barrier to entry. The marketplace for pension fund, union, municipal and not-for-profit organizations is very large and not geographically constrained or dependent upon branch infrastructure, and represents a significant deposit growth opportunity. At June 30, 2014, we had $288.0 million of deposits from pension fund, union, municipal and not-for-profit organizations, representing 48.3% of our deposit portfolio and, excluding our controlling stockholders and their related parties, we had $128.3 million of deposits from pension fund, union, municipal and not-for-profit organizations, representing 21.5% of our deposit portfolio.

•	Virtual Bank. Digital technology has introduced vast changes in the demand for how consumer banking services are delivered. Mobile banking adoption and usage rates continue to rise across all age segments, with growth occurring the fastest in younger, tech-savvy demographics, particularly the 18-29 age group. Our virtual banking platform aligns with this shift and positions us to meet the demands for mobile-oriented banking solutions. We have developed a product set that allows consumers nationwide to bank with us without needing a physical branch, including: paperless online account opening, a robust online banking system with web-based customer service forums, a mobile banking app optimized for smartphones and tablets with on-demand functionality, an innovative mobile payment app called FT Pay that is powered by LevelUp, unlimited debit card ATM rebates, overdraft protection, and personalized customer service. This broad product offering has allowed us to develop affinity-based strategic marketing partnerships with organizations and groups that have large, established and engaged customer and member bases. Through the use of marketing analytics and each partner’s endorsement, we are able to initiate direct marketing campaigns to the group’s membership base, resulting in a comparatively lower cost than traditional prospect marketing campaigns. We believe that our strategic marketing partnerships and our virtual banking platform will constitute an important element of our future growth. Between June 2011, when we began promoting our consumer checking account product, and June 30, 2014, we opened 1,484 new checking accounts. During a recent promotional period from December 2013 through June 30, 2014, we opened 999 new consumer savings accounts and experienced an increase of more than $65.9 million in total deposits in that product.

The following table reflects our deposits by source, as of June 30, 2014.

	June 30, 2014		December 31, 2013
	Total Deposits	Percent of Deposits	Total Deposits	Percent of Deposits
(dollars in thousands)
Non-interest bearing checking	$55,928	9.4%	$127,330	24.5%
Interest bearing checking	169,585	28.3%	114,026	22.0%
Money market	87,626	14.7%	90,553	17.4%
Savings	131,823	22.1%	54,765	10.6%
Time deposits	151,932	25.5%	132,244	25.5%

Total deposits	$596,894	100.0%	$518,918	100.0%

Core deposits	$444,962	74.5%	$386,674	74.5%

Brokered Deposits

We are not active in the market for brokered deposits, other than $12.5 million of reciprocal deposits obtained through CDARS at June 30, 2014. Our goal is to fund our balance sheet organically and to supplement it with brokered funding from time to time as a secondary source of liquidity.

Competition

We operate in a very competitive industry and face significant competition for clients from bank and non-bank competitors, particularly regional and national institutions, in originating loans, attracting deposits and providing other financial services. We compete for loans and deposits primarily based upon the personal and responsive service offered by our highly experienced relationship bankers and our product suite.

Our management believes that our most direct competition for deposits comes from commercial banks, particularly nationwide and large regional banks that target traditional community bank clients or other clients that we target. We also compete for deposits with other nationwide and large regional banks that have developed virtual banking platforms. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. For deposits from clients who do not value our service and product offerings, which we believe differentiate us in the marketplace for deposits, we compete largely based on pricing. Our cost of funds fluctuates with market interest rates and our ability to further reduce our cost of funds may be affected by higher interest rates being offered by other financial institutions. During certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds.

Our competition in making loans comes principally from nationwide, regional and large community banks. Many of these have a significant number of branch offices in the areas in which we operate. Aggressive pricing policies by competitors and terms of our competitors’ loans, especially during a period of prolonged low interest rates, may result in a decrease in our loan origination volume and affect the yields on loans. We compete for loans principally through the quality of our responsive service, products and services we provide, competitive interest rates, loan fees and other loan terms.

Our high-touch service and tailored product suite-based approach to business enables us to compete with other financial institutions in attracting loans and deposits. Our relationship managers have significant experience in the banking industry in the markets they serve and are focused on customer service and providing our clients with products that meet their specialized needs, such as treasury management products for our union, not-for-profit and fund clients. By capitalizing on our experience and well-conceived product suite, we have been successful in cultivating stable relationships with our clients and also with financial intermediaries who refer their clients to us for banking services. We believe our approach to customer relationships will assist us in continuing to compete effectively for loans and deposits.

Properties

We lease in the aggregate more than 24,000 square feet for our headquarters, a branch office and ATM locations, each located in Boston, Massachusetts, and a loan production office located in New Hyde Park, New York. We do not own any of the premises through which we conduct our business. The leases for our facilities have terms expiring at dates ranging from 2015, in the case of an ATM lease location, to 2028, in the case of our headquarters. While we expect to continue to expand and diversify our business by hiring additional experienced bankers in our primary markets, we believe that the current facilities are adequate for our current and future levels of operations.

Our principal executive offices and branch office are located at One Harbor Street, Suite 201, Boston, Massachusetts 02210 and our telephone number is (617) 482-4000.

Employees

As of September 29, 2014, we had 83 employees, 81 of whom were full time employees. Eighteen of our employees are covered by a collective bargaining agreement with Commercial Workers Union Local 1445 chartered by the United Food and Commercial Workers International Union, or the UFCW. In August 2013 we entered into an agreement to extend the collective bargaining agreement until the earlier to occur of (1) December 31, 2014 or (2) the date of transfer of ownership of the Bank, at which time the collective bargaining agreement will terminate. We expect to incur expenses of approximately $225,000 in connection with termination of the collective bargaining agreement in the fourth quarter of 2014. We have not experienced any work stoppages or strikes as a result of labor disputes and we consider our relationships with our employees and the UFCW to be good.

Proceedings

From time to time, we are subject to certain legal proceedings and claims in the ordinary course of business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition or operating results. We establish reserves for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Legal proceedings are subject to inherent uncertainties, and unfavorable rulings could occur that could cause us to adjust our litigation reserves or could have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section presents management’s perspective on our financial condition and results of operations at June 30, 2014, December 31, 2013 and December 31, 2012, and our results of operations for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Special Note Regarding Forward-Looking Statements and Industry Data” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the Bank.

Executive Overview

We are the holding company for First Trade Union Bank, which is headquartered in Boston, Massachusetts. Our results of operations depend primarily on net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. We generate most of our revenue from interest on loans and investments and loan- and deposit-related fees. Our loan portfolio consists of a mix of commercial real estate, multi-family and construction, commercial and industrial, residential real estate and consumer loans (which are predominantly comprised of yacht loans). Our primary source of funding is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance primarily through our pre-tax net income, net interest margin, efficiency ratio, return on average assets and return on average equity, earnings per share, and nonperforming assets to total assets, among other metrics, while maintaining appropriate regulatory leverage and risk-based capital ratios. The following table sets forth the key financial metrics we use to measure our performance.

	(unaudited) At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2014	2013	2013	2012	2011
(dollars in thousands except per share amounts)
Pre-tax income	$1,867	$1,211	$3,223	$1,749	$1,203
Net interest margin	3.01%	3.10%	3.19%	3.09%	3.13%
Efficiency ratio(1)	83.17%	84.66%	83.51%	91.10%	82.15%
Return on average assets(2)	0.37%	0.30%	0.32%	0.23%	0.15%
Return on average common stockholders’ equity(2)	4.57%	3.32%	3.72%	2.64%	1.72%
Basic diluted earnings per share	$0.30	$0.21	$0.48	$0.33	$0.21
Non-performing assets(3) to total assets	1.25%	1.83%	1.36%	1.61%	1.92%

(1)	This measure is not recognized under U.S. GAAP and is therefore considered to be a non-U.S. GAAP financial measure. See “Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures.”
(2)	Six month data has been annualized.
(3)	Non-performing assets are defined as nonaccrual loans plus OREO.

Critical Accounting Policies and Estimates

Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Our significant accounting policies are discussed in detail in Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus. Management believes our policies with respect to the methodology for the determination of the allowance for loan losses, other real estate owned and fair value of financial instruments involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. These critical policies and their application are periodically reviewed with the Board of Directors.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects management’s estimate of the level of probable incurred losses in the portfolio. Factors considered by management in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, volume of and migratory direction of adversely graded loans, external factors including regulatory, reputation, and competition, and management’s assessment of economic conditions. Our board of directors reviews the recommendations of management regarding the appropriate level for the allowance for loan losses based upon these factors.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem credits. Management continues to review these policies and procedures and makes further improvements as needed. The adequacy of our allowance for loan losses and the effectiveness of our internal policies and procedures are also reviewed periodically by our regulators and external loan review personnel. Our regulators may advise us to recognize additions to the allowance based upon their judgments about information available to them at the time of their examination. Such regulatory guidance is taken under consideration by management, and we may recognize additions to the allowance as a result.

We continually refine our methodology for determining the allowance for loan losses by comparing historical loss ratios utilized to actual experience and by classifying loans for analysis based on similar risk characteristics. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreements; however, cash receipts on impaired and nonaccrual loans for which the accrual of interest has been discontinued are applied to principal and interest income depending upon the overall risk of principal loss to us.

Other Real Estate Owned

Assets acquired through or instead of loan foreclosure are initially recorded at fair value less estimated costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs incurred after acquisition are charged to operations as an expense. Costs related to the development and improvement of real estate owned are capitalized.

Fair Value of Financial Instruments

A significant portion of the Company’s assets are financial instruments carried at fair value. This includes securities available-for-sale, loans held for sale, certain impaired loans, and other real estate owned. At June 30, 2014, December 31, 2013 and December 31, 2012 the percentage of total assets measured at fair value was 12.1%, 12.8% and 16.3%, respectively. The majority of assets carried at fair value are based on either quoted market prices or market prices for similar instruments. See Note 14 “Fair Value Measurements” in the “Notes to Consolidated Financial Statements” herein for additional disclosures regarding the fair value of financial instruments.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Comparison of Financial Condition at June 30, 2014 and December 31, 2013 and 2012

Total Assets. Total assets increased $33.7 million, or 5.0%, from $669.1 million at December 31, 2013 to $702.8 million at June 30, 2014. Total assets increased primarily due to an increase in net loans and loans held for sale by $18.2 million and an increase of cash and due from banks of $17.5 million, from December 31, 2013 to June 30, 2014, as a result of excess cash from deposit growth which we expect to deploy into loans and other interest earning assets in 2015 following the contribution of capital from this offering.

Total assets increased $36.9 million, or 5.8%, from $632.2 million at December 31, 2012 to $669.1 million at December 31, 2013, primarily due to an increase in total net loans of $85.3 million, partially offset by a decrease in cash and cash equivalents of $34.2 million and a decrease in investment securities of $15.5 million.

Loans and loans held for sale. Total loans and loans held for sale increased by $18.2 million, or 3.3%, from $548.3 million at December 31, 2013 to $566.5 million at June 30, 2014. The increase in loans and loans held for sale was due primarily to growth in the residential mortgage and commercial and industrial portfolios partially offset by the sale of yacht loans. We have transferred $78.3 million and $5.6 million of loans from our portfolio to held for sale during the six months ended June 30, 2014 and 2013, respectively, and we have transferred $33.5 million and $3.0 million of loans from our portfolio to held for sale during the years ended December 31, 2013 and 2012, respectively. We did not incur material gains or losses in connection with such transfers and the gains recognized upon the ultimate sale of these loans are discussed below. We generally do not originate or purchase loans with the intent to sell. Sales of residential real estate loans and consumer loans (yachts) were opportunistically executed in consideration of balance sheet management, including interest rate risk associated with residential loans, and because of growth constraints, as we prefer to operate with excess capital regulatory capital levels. Demand for origination of yacht loans increased in 2014. At the same time, demand to purchase yacht loans increased as other financial institutions sought to diversify away from commercial and residential real estate assets, creating liquidity in this asset class. We sold two pools of yacht loans to another organization and subsequently replaced the volume through a strong origination pipeline. Loan growth, adjusted for sales, was $49.5 million or 9.15%, in the second quarter of 2014. The increase in loans reflects our continued focus on strategic initiatives across all portfolio segments.

Loans held for sale at June 30, 2014 include $42.7 million of 30-year fixed rate and 15/1 ARM residential real estate loans that are anticipated to be sold in the third or fourth quarter of 2014, principally for balance sheet and interest rate risk management, and are recorded at the lower of aggregate cost or fair value. These loans were transferred to held for sale as a result of ongoing modeling and analysis of the interest rate risk exposure in the residential portfolio, as well as the loan portfolio as a whole, consistent with our interest rate risk policy guidelines and our expectation for the direction of interest rates. These loans were originated since 2012 and were transferred to held for sale after analysis of their interest rate risk characteristics so that the level of interest rate risk on the remaining balance of the portfolio was within our risk tolerance.

In addition, we expect to continue to emphasize our origination of SBA loans (included in Commercial categories) as a growth strategy by continuing to hold these loans in the portfolio. However, when pricing has been favorable, we have strategically entered into pool-sales of the guaranteed portion of SBA 7(a) program loans. Our production levels are generally smaller than our competitors who originate for the purposes of selling, as they have a more significant production to pool from to obtain the best pricing. Consequently, we originate all loans with the intent to hold. However, if our production levels allow us to create saleable pools that create an appropriate risk-adjusted return on sale, we will transfer the loans to the held for sale category. At June 30, 2014, there were $4.3 million in SBA 7(a) loans held for sale, and we have determined that there are no other loans that are eligible for sale in pools other than those already transferred to held for sale.

The following table summarized loan sales, related gains recognized as well as the amount of loan premiums and costs that were written off (a reduction to interest income) for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012
(dollars in thousands)
Loans sold:
Commercial (SBA)	$1,905	$5,629	$7,256	$3,019
Residential real estate	$—	$—	$26,247	$—
Consumer (yachts)	$29,432	$—	$—	$—

	$31,337	$5,629	$33,503	$3,019

Gains Recognized:
Commercial (SBA)	$188	$566	$652	$337
Residential real estate	$—	$—	$367	$—
Consumer (yachts)	$809	$—	$—	$—

	$997	$566	$1,019	$337

Write-off of deferred premiums and costs, net:
Commercial (SBA)	$—	$—	$—	$—
Residential real estate	$—	$—	$(221)	$—
Consumer (yachts)	$(253)	$—	$—	$—

	$(253)	$—	$(221)	$—

Total net loans increased by $85.3 million, or 18.7%, from $456.3 million at December 31, 2012 to $541.5 million at December 31, 2013. The increase in loans was due primarily to an increase of $21.2 million, or 9.0%, in residential real estate loans, an increase of $25.0 million or 17.3%, in commercial real estate loans, and an increase of $34.8 million, or 216.0%, in consumer loans during the six months ended June 30, 2014. These increases reflect our continued emphasis on purchasing high quality jumbo mortgage loans and originating commercial and consumer loans during a period of increased loan demand. Home equity lines of credit decreased by $922 thousand, or 11.3%, while construction and land loans increased $1.8 million, or 70.0%, and commercial and industrial loans increased $2.3 million, or 4.2%.

The following tables set forth the composition of our loan portfolio (including loans held for sale) at the dates indicated:

	As of June 30,
(dollars in thousands)	2014		2013
	Amount	Percent	Amount	Percent
Commercial	$68,898	12.2%	$47,845	9.9%
Commercial real estate	174,559	30.9%	161,467	33.5%
Commercial construction	5,594	1.0%	3,394	0.7%
Residential real estate	269,343	47.7%	224,182	46.5%
Home equity	6,604	1.2%	7,845	1.6%
Consumer	39,206	7.0%	37,425	7.8%

Total gross loans	564,204	100.0%	482,158	100.0%

Deferred loan origination costs (fees), net	2,290		1,482

Total gross loans including deferred fees	566,494		483,640
Allowance for loan losses	(6,769)		(7,970)

Total loans, net allowance for loan losses	$559,725		$475,670

	As of December 31,
(dollars in thousands)	2013		2012		2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$56,165	10.3%	$53,911	11.7%	$49,749	12.8%	$122,331	36.8%	$144,497	27.7%
Commercial real estate	169,757	31.1%	144,727	31.3%	142,789	36.8%	125,240	20.5%	156,499	30.0%
Commercial construction	4,345	0.8%	2,556	0.6%	15,084	3.9%	49,599	11.5%	79,964	15.3%
Residential real estate	257,483	47.2%	236,289	51.2%	169,346	43.6%	115,193	26.7%	114,318	21.9%
Home equity	7,242	1.3%	8,164	1.8%	4,732	1.2%	5,295	1.2%	4,269	0.8%
Consumer	50,918	9.3%	16,126	3.4%	6,616	1.7%	14,070	3.3%	22,353	4.3%

Total gross loans	545,910	100.0%	461,773	100.0%	388,316	100.0%	431,728	100.0%	521,900	100.0%

Deferred loan origination costs (fees), net	2,436		1,972		784		140		(85)
Allowance for loan losses	(6,812)		(7,488)		(8,733)		(13,401)		(13,047)

Total loans, net of allowance for loan losses	$541,534		$456,257		$380,367		$418,467		$508,768

The following table sets forth loan origination activity:

	Total Loans		Total Loans		Total Loans		Total Loans
	For the six months ended June 30, 2014	Number of Loans	For the six months ended June 30, 2013	Number of Loans	For Year ended December 31, 2013	Number of Loans	For Year ended December 31, 2012	Number of Loans
(dollars in thousands)
By Loan Portfolio Class:
Commercial	$18,175	29	$12,956	38	$28,669	95	$32,157	92
Commercial real estate	15,915	24	25,779	26	50,620	60	20,423	31
Commercial construction	—	—	3,005	3	6,413	5	—	—
Home equity	—	—	—	—	—	—	—	—
Consumer	31,121	20	21,482	15	38,767	25	11,147	7

Total	$65,211	73	$63,222	82	$124,469	185	$63,727	130

Purchases (residential real estate)	$24,339	46	$29,628	42	$117,517	188	$126,011	186

We underwrite and purchase whole jumbo residential mortgages individually from banks and mortgage companies with which we have relationships in the greater Boston, Massachusetts market. All loans are purchased as individual whole loans and are underwritten to our standards. Servicing is outsourced to a single servicer.

Loan Maturity. The following table sets forth certain information at June 30, 2014 and December 31, 2013 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below include loans held for sale and exclude net deferred loan fees. Loans held for sale are predominantly maturing in the “more than 10 years” category.

	As of June 30, 2014				As of December 31, 2013
(dollars in thousands)	Due In One Year or Less	Due 1-5 Years	Due After 5 Years	Due More than Ten Years	Due Under One Year	Due 1-5 Years	Due After 5 Years	Due More than Ten Years
By Loan Portfolio Class:
Commercial	$13,443	$19,439	$25,688	$10,328	$14,357	$15,141	$17,083	$9,585
Commercial real estate	15,984	46,088	105,235	7,252	17,567	45,326	99,996	6,867
Commercial construction	3,589	—	—	2,005	2,555	—	—	1,790
Residential real estate	1,007	667	2,702	264,967	—	395	2,840	254,248
Home equity	215	2,400	3,483	506	19	322	6,322	579
Consumer	44	2	—	39,160	40	17	4,928	45,933

Total loans	$34,282	$68,596	$137,108	$324,218	$34,538	$61,201	$131,169	$319,002

By Interest Rate Type:
Fixed	$6,817	$37,844	$15,524	$162,700	$6,067	$34,222	$20,102	$175,590
Adjustable	27,465	30,752	121,584	161,518	28,471	26,979	111,067	143,412

Total loans	$34,282	$68,596	$137,108	$324,218	$34,538	$61,201	$131,169	$319,002

Securities. Our securities portfolio is predominately composed of investment grade mortgage-backed securities, bonds issued by corporations and notes issued by municipalities. We classify substantially all of our securities as available-for-sale. We do not engage in securities trading in carrying out our investment strategies.

Securities decreased by $780 thousand, or 1.0%, to $77.9 million at June 30, 2014 from $78.7 million at December 31, 2013. The decrease in the portfolio was primarily due to normal pay downs during the six months ended June 30, 2014 as we chose to invest in other higher yielding assets. Securities decreased by $15.5 million, or 16.5%, to $78.7 million at December 31, 2013, from $94.2 million at December 31, 2012. The decrease in the portfolio was primarily due to normal pay downs during the year ended December 31, 2013. We did not reinvest all of the cash flows from these pay downs in new securities. We instead chose to deploy the funds for loan portfolio growth. Reinvestments were made to maintain the investment portfolio at a level adequate to meet liquidity needs.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

	June 30,		December 31,
(dollars in thousands)	2014		2013		2012		2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale:
Corporate bonds	$10,191	$10,277	$10,178	$10,175	$9,151	$8,915	$10,377	$9,801
Municipal notes	7,919	8,241	7,918	7,815	6,018	6,561	7,803	8,268
U.S. agency mortgage-backed securities	58,751	59,380	60,953	60,686	76,175	78,734	101,260	102,771

Total available for sale	$76,861	$77,898	$79,049	$78,676	$91,344	$94,210	$119,440	$120,840

At June 30, 2014 and December 31, 2013, we had no investments in a single company or entity (other than the U.S. government or an agency of the U.S. government), including both debt and equity securities, that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the stated maturities and weighted average yields of investment securities at June 30, 2014 and December 31, 2013. Certain mortgage-backed securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below.

June 30, 2014	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
(dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Corporate bonds	$—	—%	$4,191	1.67%	$5,500	2.48%	$500	3.50%	$10,191	2.20%
Municipal notes	—	—%	140	5.06%	1,328	2.97%	6,451	3.40%	7,919	3.36%
U.S. agency mortgage-backed securities	—	—%	848	5.12%	334	5.27%	57,569	2.27%	58,751	2.33%

Total	$—	—%	$5,179	2.33%	$7,162	2.70%	$64,520	2.39%	$76,861	2.42%

December 31, 2013	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
(Dollars in thousands)	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
Corporate bonds	$—	—%	$4,178	1.68%	$5,500	2.42%	$500	3.50%	$10,178	2.17%
Municipal notes	—	—%	140	5.08%	1,078	2.75%	6,700	3.41%	7,918	3.35%
U.S. agency mortgage-backed securities	—	—%	1,042	5.15%	393	5.30%	59,518	2.26%	60,953	2.33%

Total	$—	—%	$5,360	2.44%	$6,971	2.63%	$66,718	2.39%	$79,049	2.41%

Deposits. Deposits increased $78.0 million, or 15.0%, to $596.9 million at June 30, 2014 from $518.9 million at December 31, 2013. Deposits increased $6.9 million, or 1.4%, to $518.9 million at December 31, 2013 from $512.0 million at December 31, 2012. At June 30, 2014 and December 31, 2013, our core deposits, which are deposits other than certificates of deposit, were $445.0 million and $386.7 million, respectively, representing 74.5% of total deposits for both periods. We are not active in the market for brokered deposits, other than $12.5 million of reciprocal deposits obtained through CDARS at June 30, 2014, representing 2.1% of total deposits. This level of core deposits shows our continued strategy to shift customers out of certificates of deposit and into deposit products with a greater relationship focus in order to secure less volatile and less costly funding and cross-sell opportunities. Increases in certificates of deposit (time deposit) in the six months ended June 30, 2014 were a result of strategic growth in internet certificates of deposit in the 18-36 month range to extend liabilities for interest rate risk management purposes. The following table sets forth our deposit balance at June 30, 2014 and December 31, 2013.

(dollars in thousands)	June 30, 2014		December 31, 2013
	Amount	Percent	Amount	Percent
Demand, non-interest bearing	$55,928	9.4%	$127,330	24.5%
Interest bearing checking	169,585	28.3	114,026	22.0
Money market accounts	87,626	14.7	90,553	17.5
Savings	131,823	22.1	54,765	10.6
Time deposits	151,932	25.5	132,244	25.5

Total deposits	$596,894	100.0%	$518,918	100.0%

Core deposits	$444,962	74.5%	$386,674	74.5%

The following table sets forth the average balances and weighted average rates of our deposit products at the dates indicated.

	For the Six Months Ended June 30,
	2014			2013
(dollars in thousands)	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Demand, non-interest bearing	$81,649	14.4%	—%	$91,893	19.0%	—%
Interest bearing checking	114,593	20.2%	0.11%	111,352	23.0%	0.13%
Money market accounts	95,527	16.8%	0.26%	98,549	20.4%	0.33%
Savings	116,794	20.6%	0.86%	54,834	11.3%	0.57%
Time deposits	159,336	28.0%	0.87%	127,020	26.3%	1.15%

Total deposits	$567,899	100.0%	0.49%	$483,648	100.0%	0.47%

	For the Years Ended December 31,
	2013			2012			2011
(dollars in thousands)	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Demand, non-interest bearing	$108,655	22.0%	—%	$77,642	16.3%	—%	$56,435	12.4%	—%
Interest bearing checking	117,193	23.7%	0.12%	102,899	21.7%	0.13%	119,728	26.2%	0.32%
Money market accounts	93,047	18.9%	0.31%	83,398	17.6%	0.40%	83,855	18.4%	0.80%
Savings	53,832	10.9%	0.59%	59,087	12.4%	0.60%	62,297	13.7%	0.86%
Time deposits	120,824	24.5%	1.08%	152,156	32.0%	1.35%	133,967	29.3%	1.80%

Total deposits	$493,551	100.0%	0.42%	$475,182	100.0%	0.61%	$456,282	100.0%	0.88%

The following table sets forth our certificates of deposit classified by interest rate as of the dates indicated.

Interest Rate:	At June 30,	At December 31,
(dollars in thousands)	2014	2013	2012	2011
0.00% - 1.00%	$115,048	$106,088	$84,658	$40,870
1.01 - 2.00%	33,926	17,767	57,474	68,690
2.01 - 3.00%	1,091	1,232	6,952	17,953
3.01 - 4.00%	1,867	6,256	7,911	16,814
4.01 - 5.00%	—	901	1,373	1,483
5.01 - 7.00%	—	—	—	83

Total	$151,932	$132,244	$158,368	$145,893

As of June 30, 2014 and December 31, 2013, the aggregate amount of our certificates of deposit in amounts greater than or equal to $100 thousand was approximately $136.4 million and $113.6 million, respectively. The following table sets forth the maturity of these certificates as of June 30, 2014 and December 31, 2013.

Maturities: (dollars in thousands)	June 30, 2014	December 31, 2013
3 months or less	$14,810	$19,157
3 to 12 months	52,352	56,174
Over one year through 3 years	68,424	37,304
Over 3 years	851	930

Total	$136,437	$113,565

Borrowings. We may obtain advances from the FHLB upon the security of certain of our mortgage loans and certain of our mortgage-backed securities as collateral. Such collateral totaled $285.4 million at June 30, 2014 and $203.8 million at December 31, 2013. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. To the extent such borrowings have different terms of repricing than our deposits, they can change our interest rate risk profile. At June 30, 2014 and December 31, 2013, we had $30.0 million and $72.7 million in outstanding advances from the FHLB, respectively. The $42.7 million decrease during the period ended June 30, 2014 was a result of a $10.0 million maturity of longer-term advances as well as the repayment of overnight advances funded by targeted growth in savings accounts. At June 30, 2014 and December 31, 2013, based on available collateral and our ownership of FHLB stock, and based upon our internal policy, we had access to additional FHLB advances of up to $186.6 million and $73.6 million, respectively. There were no overnight advances with FHLB at June 30, 2014 compared to $32.7 million at December 31, 2013. We also have an available line of credit with the FHLB in the amount of approximately $1.5 million as of June 30, 2014 and December 31, 2013. As of those dates, we also had a borrowing line at the Federal Reserve Bank. We may obtain advances from the Federal Reserve Bank upon the security of certain of our commercial and consumer loans and certain of our mortgage-backed securities. Such collateral totaled $293.7 million at June 30, 2014 and $234.3 million at December 31, 2013. Based on available collateral, we had access to Federal Reserve Bank advances of up to $199.5 million and $159.1 million, as of June 30, 2014 and December 31, 2013, respectively. No borrowings under either of these lines were outstanding at June 30, 2014 or December 31, 2013.

We also borrow funds under repurchase agreements with certain customers. These agreements are recorded as financing transactions as we maintain effective control over the transferred or pledged securities. The dollar amount of the securities underlying the agreements continues to be carried in our securities portfolio while the obligations to repurchase the securities are reported as liabilities. The securities underlying the agreements are delivered to the party with whom each transaction is executed. Those parties agree to resell to us the identical securities we delivered to them at the maturity or call period of the agreement.

The following table sets forth information concerning balances and interest rates on our borrowings at the dates and for the periods indicated.

FHLB Advances	Six Months Ended		Year Ended
(dollars in thousands)	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
Balance outstanding at period end	$30,000	$47,663	$72,700	$49,000	$65,200
Average amount outstanding during the period	$44,618	$52,298	$60,888	$55,101	$75,374
Maximum amount outstanding at any month end	$59,661	$50,189	$89,500	$60,200	$87,229
Weighted average interest rate during the period	3.23%	3.41%	2.87%	3.75%	3.94%
Weighted average interest rate at period end	4.24%	3.35	2.25%	3.69%	3.80%

Repurchase Agreements	Six Months Ended		Year Ended
(Dollars in thousands)	June 30, 2014	June 30, 2013	December 31, 2013	December 31, 2012	December 31, 2011
Balance outstanding at period end	$12,239	$11,987	$15,388	$9,162	$7,161
Average amount outstanding during the period	$13,636	$10,941	$12,376	$7,771	$8,802
Maximum amount outstanding at any month end	$13,692	$11,987	$15,388	$9,401	$17,671
Weighted average interest rate during the period	0.10%	0.16%	0.16%	0.13%	0.21%
Weighted average interest rate at period end	0.09%	0.16%	0.16%	0.12%	0.23%

Junior Subordinated Debentures. In December 2009, First Trade Union Bancorp Capital Trust I issued $3.2 million of capital securities, which pay interest at a fixed rate equal to 13.0%. Trust I purchased $3.2 million of fixed rate junior subordinated debentures from us, which debentures mature on December 31, 2039 but are callable by the Company at par any time after December 31, 2014. The debentures are the sole asset of Trust I. The terms of the junior subordinated debentures are the same as the terms of the capital securities. The interest rate at June 30, 2014 was 13.0%. We make interest payments and other payments under the subordinated debentures to Trust I. Our obligations under the subordinated debentures are unsecured and rank junior to all of our other borrowings, except borrowings that by their terms rank equal or junior to the subordinated debentures. We guarantee the payments by Trust I of the amounts that are required to be paid on the capital securities, to the extent that Trust I has funds available for such payments. The proceeds of these capital securities, which have been contributed to the Bank, are included in the Bank’s capital ratio calculations and treated as Tier I capital. In accordance with the Financial Accounting Standards Board Accounting Standards Codification 810, Consolidations, Trust I is not included in our consolidated financial statements.

Comparison of Operating Results for the Six Months Ended June 30, 2014 and 2013

Net Income. Net income was $1.3 million for the six months ended June 30, 2014, or $0.30 per share, compared to $899 thousand for the six months ended June 30, 2013, or $0.21 per share. The increase in net income is primarily attributable to growth in net interest and dividend income, after provision for loan loss, relative to non-interest expenses, and increased noninterest income attributable to the sale of selected loans during the period.

Interest and Dividend Income. Total interest and dividend income increased $1.0 million, or 9.0%, to $12.2 million for the six months ended June 30, 2014 compared to the same period in 2013. The increase in interest income was primarily the result of higher loan income due to increased loan volumes in targeted categories. The average balance of loans during the six months ended June 30, 2014 increased $90.4 million, or 19.1%, to $563.5 million from $473.1 million for the six months ended June 30, 2013, while the average yield on loans decreased by 30 basis points to 3.98% for the six months ended June 30, 2014 from 4.28% for the six months ended June 30, 2013. The decline in yield reflects the competitive rate environment and the general level of interest rates. The average balance of investment securities decreased $13.1 million, or 14.3%, to $78.7 million for the six months ended June 30, 2014 from $91.8 million for the six months ended June 30, 2013, and the yield on investment securities increased by 19 basis points to 2.55% for the six months ended June 30, 2014 from 2.36% for the six months ended June 30, 2013.

Interest Expense. Total interest expense increased $80 thousand, or 3.58%, to $2.3 million for the six months ended June 30, 2014 compared to $2.2 million for the six months ended June 30, 2013. Interest expense on interest-bearing deposit accounts for the six months ended June 30, 2014 increased $250 thousand, or 22.2%, over the same period in the prior year to $1.4 million driven by increases in average balances.

Interest expense on FHLB advances decreased $172 thousand, or 19.3%, to $720 thousand for the six months ended June 30, 2014 from $892 thousand for the six months ended June 30, 2013. The average balance of FHLB advances decreased by $7.7 million, or 14.7%, to $44.6 million for the six months ended June 30, 2014 from $52.3 million for the six months ended June 30, 2013. The rate decreased 18 basis points to 3.23% for the six months ended June 30, 2014 from 3.41% for the six months ended June 30, 2013.

Net Interest and Dividend Income. Net interest and dividend income increased $928 thousand, or 10.3%, to $9.9 million for the six months ended June 30, 2014 from $9.0 million for the six months ended June 30, 2013. The increase resulted primarily from a $1.0 million increase in interest income. Our average interest-earning assets increased to $658.3 million for the six months ended June 30, 2014 from $580.7 million for the six months ended June 30, 2013, while our net interest rate spread decreased to 2.88% for the six months ended June 30, 2014 from 2.89% for the six months ended June 30, 2013. Our net interest margin decreased to 3.01% for the six months ended June 30, 2014 from 3.10% for the six months ended June 30, 2013.

Provision for Loan Losses. Based on our analysis of the components of the allowance for loan losses described in “Risk Management—Allowance for Loan Losses,” we recorded a provision for loan losses of $50 thousand for the six months ended June 30, 2014, compared to a provision of $350 thousand for the six months ended June 30, 2013. The allowance for loan losses was $6.8 million, or 1.31% of total loans at June 30, 2014, and reflects the reduction in non-performing loans as well as the transfer of $47.0 million of loans to loans held for sale. This compares to $8.0 million, or 1.65% of total loans at June 30, 2013. Total nonperforming loans, excluding performing troubled debt restructurings, were $4.8 million at June 30, 2014 compared to $11.0 million at June 30, 2013. The allowance for loan losses reflects the amount we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2014 and 2013.

Noninterest Income. Noninterest income increased $434 thousand, or 36.5%, to $1.6 million during the six months ended June 30, 2014 from $1.2 million for the six months ended June 30, 2013. The increase is primarily attributed to an increase in gains from the sale of yacht loans.

Noninterest Expense. Noninterest expense increased $1.0 million to $9.6 million for the six months ended June 30, 2014 from $8.6 million for the six months ended June 30, 2013. The increase primarily reflected higher other real estate owned expense of $758 thousand, mainly due to a write-down on OREO property, and an increase in salaries and employee benefits expense of $372 thousand, offset by a slight decrease in advertising expense. Adjusted for these non-recurring OREO expenses, noninterest expense would have been $8.8 million for the six months ended June 30, 2014, which represents an increase of $240 thousand, or 2.8%, from the same period in 2013.

Income Taxes. Income tax expense for the six months ended June 30, 2014 increased to $592 thousand from $312 thousand for the six months ended June 30, 2013, primarily due to increased income before income taxes. The effective tax rate as a percent of pre-tax income was 31.7% for the six months ended June 30, 2014 and 25.8% for the six months ended June 30, 2013. Taxable income increased while tax-exempt income from municipal investments and bank owned life insurance remained relatively constant, causing the change in the effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2013 and 2012

Net Income. Net income was $2.0 million for the year ended December 31, 2013, or $0.48 per share, compared to $1.4 million for the year ended December 31, 2012, or $0.33 per share, an increase of $607 thousand, or 43.4%. The increase was primarily due to an increase in interest income of $382 thousand, an increase of $782 thousand in noninterest income, and a decrease of $1.1 million in interest expense, partially offset by an increase of $459 thousand in noninterest expense during the year ended December 31, 2013. Increases in revenue (net interest income and non-interest income) of 12.0% far outpaced increases in non-interest expense of 2.7% as a result of improved scalability and strategic revenue generation and cost savings initiatives.

Interest and Dividend Income. Total interest and dividend income increased $382 thousand, or 1.7%, to $23.4 million for the year ended December 31, 2013 compared to the same period in 2012. The increase in total interest income was primarily the result of a $1.3 million increase in interest on loans, offset by a decrease of $788 thousand in interest on securities and a decrease of $94 thousand in other interest during the year ended December 31, 2013. The average balance of loans during the year ended December 31, 2013 increased $90.0 million, or 21.7%, to $499.5 million from $409.6 million for the year ended December 31, 2012, while the average yield on loans decreased by 63 basis points to 4.27% for the year ended December 31, 2013 from 4.90% for the year ended December 31, 2012. The decrease in yield reflected the focus on originating adjustable loans, portfolio repricing and a change in the loan mix with bias towards lower risk products. The average balance of investment securities decreased $23.1 million, or 21.0%, to $87.3 million for the year ended December 31, 2013 from $110.4 million for the year ended December 31, 2012, and the yield on investment securities decreased by 23 basis points to 2.32% for the year ended December 31, 2013 from 2.55% for the year ended December 31, 2012.

Interest Expense. Total interest expense decreased $1.1 million, or 20.9%, to $4.3 million for the year ended December 31, 2013 from $5.4 million for the year ended December 31, 2012. Interest expense on interest-bearing deposit accounts decreased $827 thousand to $2.0 million for the year ended December 31, 2013 from $2.9 million for the year ended December 31, 2012. The decrease was primarily due to the impact of maturing certificates of deposit renewing at lower rates, a shift in deposit mix toward core deposits and deposit rate reductions in core deposits.

Interest expense on borrowings decreased $315 thousand, or 14.0%, to $1.8 million for the year ended December 31, 2013 from $2.1 million for the year ended December 31, 2012. The average balance of FHLB advances increased by $5.9 million, or 10.7%, to $61 million for the year ended December 31, 2013 from $55.1 million for the year ended December 31, 2012. The rate decreased 88 basis points to 2.87% for the year ended December 31, 2013 from 3.75% for the year ended December 31, 2012.

Net Interest and Dividend Income. Net interest and dividend income increased $1.5 million, or 8.5%, to $19.1 million for the year ended December 31, 2013 from $17.6 million for the year ended December 31, 2012. The increase during the year ended December 31, 2013 resulted primarily from a $1.1 million decrease in interest expense. Our average interest-earning assets increased by $29.6 million, or 5.2%, to $600.3 million for the year ended December 31, 2013 from $570.7 million for the year ended December 31, 2012, and our net interest rate spread increased 11 basis points to 2.98% for the year ended December 31, 2013 from 2.87% at December 31, 2012. Our net interest margin increased 10 basis points to 3.19% for the year ended December 31, 2013 from 3.09% for the year ended December 31, 2012. The increase in our interest rate spread and net interest margin reflects yields of interest-earning assets declining slower than yields of interest-bearing liabilities in this low rate environment. In addition, we benefited from the repricing of long-term certificates of deposit at maturity in the ordinary course.

Provision for Loan Losses. Based on our analysis of the components of the allowance for loan losses described in “Risk Management—Allowance for Loan Losses,” we recorded a provision for loan losses of $350 thousand for the year ended December 31, 2013, while we did not record a provision for the year ended December 31, 2012. The allowance for loan losses was $6.8 million, or 1.25% of total loans at December 31, 2013, compared to $7.5 million, or 1.62% of total loans at December 31, 2012. Total nonperforming loans, excluding performing troubled debt restructurings, were $4.4 million at December 31, 2013 compared to $10.2 million at December 31, 2012. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2013 and 2012.

Noninterest Income. Noninterest income increased $782 thousand, or 53.6%, to $2.2 million during the year ended December 31, 2013 from $1.5 million for the year ended December 31, 2012. The increase is primarily attributed to a $1.0 million net gain on sales of loans for the year ended December 31, 2013 as compared to $337 thousand for the year ended December 31, 2012 due to opportunistic loan sales from our portfolio.

Noninterest Expense. Noninterest expense increased $459 thousand, or 2.6%, to $17.8 million for the year ended December 31, 2013 from $17.3 million for the year ended December 31, 2012. The increase primarily reflected increases in salaries and employee benefits expense of $598 thousand as a result of improved performance based compensation, an increase of $19 thousand in expenses associated with other-real-estate-owned properties and a decrease of $158 thousand in other expenses, which consisted primarily of increased advertising expenses partially offset by decreased expense on professional services during the year ended December 31, 2013.

Income Taxes. Income tax expense for the year ended December 31, 2013 increased $867 thousand to $1.2 million from $349 thousand for the year ended December 31, 2012, due to increased income before income taxes and a higher effective tax rate. The effective tax rate as a percent of pre-tax income was 37.7% and 20.0% for the year ended December 31, 2013 and 2012, respectively.

Analysis of Net Interest Income

Net interest income represents the difference between income we earn on our interest-earning assets and the expense we pay on interest-bearing liabilities. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

	For the Six Months Ended June 30,
	2014			2013
(dollars in thousands)	Average Balance(1)	Interest	Average Rate	Average Balance(1)	Interest	Average Rate
Interest-earning assets:
Investment securities	$78,699	$1,003	2.55%	$91,849	$1,085	2.36%
Loan receivables(2)	563,478	11,209	3.98%	473,118	10,120	4.28%
Federal funds sold and interest-bearing deposits with banks	16,097	17	0.21%	15,777	16	0.20%

Total interest-earning assets:	658,274	12,229	3.72%	580,744	11,221	3.86%
Allowance for loan losses	(7,009)			(7,712)
Non-interest earning assets	38,144			36,031

Total assets	$689,409			$609,063

Interest-bearing liabilities:
Interest-bearing checking, money market, savings	$326,914	684	0.42%	$264,735	397	0.30%
Time deposits	159,336	694	0.87%	127,020	731	1.15%

Total interest-bearing deposits	486,250	1,378	0.57%	391,755	1,128	0.58%

Borrowings	44,618	720	3.23%	52,298	892	3.41%
Repurchase agreements	13,636	7	0.10%	10,941	9	0.16%
Junior subordinated debentures	3,242	207	12.77%	3,242	203	12.52%
Total interest-bearing liabilities	547,746	2,312	0.84%	458,236	2,232	0.97%

Non-interest-bearing deposits	81,649			91,893
Other liabilities	4,204			4,758
Stockholders’ equity	55,809			54,176

Total liabilities and stockholders’ equity	$689,408			$609,063

Net interest income		$9,917			$8,989

Interest rate spread(3)			2.88%			2.89%
Net interest margin(4)			3.01%			3.10%
Ratio of interest-earning assets to interest-bearing liabilities	120.18x			126.73x

	For the Year Ended December 31,
	2013			2012			2011
(dollars in thousands)	Average Outstanding Balance(1)	Interest	Average Rate	Average Outstanding Balance	Interest	Average Rate	Average Outstanding Balance(1)	Interest	Average Rate
Interest-earning assets:
Investment securities	$87,284	$2,029	2.32%	$110,420	$2,817	2.55%	$108,564	$3,156	2.91%
Loans receivable(2)	499,480	21,332	4.27%	409,552	20,068	4.90%	397,338	21,877	5.51%
Federal funds sold and interest-bearing deposits with banks	13,571	27	0.20%	50,768	121	0.24%	61,952	147	0.24%

Total interest-earning assets	600,335	23,388	3.90%	570,740	23,006	4.03%	567,854	25,180	4.43%
Allowance for loan losses	(7,712)			(9,191)			(12,139)
Non-interest-earning assets	36,352			38,433			41,360

Total assets	$628,975			$599,982			$597,075

Interest-bearing liabilities:
Interest-bearing checking, money market, savings	$264,072	740	0.28%	$245,384	823	0.34%	$265,880	1,587	0.60%
Time deposits	120,824	1,309	1.08%	152,156	2,053	1.35%	133,967	2,418	1.80%

Total interest-bearing deposits	384,896	2,049	0.53%	397,540	2,876	0.72%	399,847	4,005	1.00%

Borrowings	61,009	1,754	2.87%	55,101	2,069	3.75%	75,374	2,967	3.94%
Repurchase agreements	12,376	20	0.16%	7,771	10	0.13%	9,082	19	0.21%
Junior subordinated debentures	3,242	428	13.20%	3,242	415	12.80%	3,242	409	12.62%

Total interest-bearing liabilities	461,523	4,251	0.92%	463,654	5,370	1.16%	487,545	7,400	1.52%

Non-interest-bearing deposits	108,655			77,642			56,435
Other liabilities	4,861			5,698			2,454
Stockholders’ equity	53,936			52,988			50,641

Total liabilities and stockholders’ equity	$628,975			$599,982			$597,075

Net interest income		$19,137			$17,636			$17,780

Interest rate spread(3)			2.98%			2.87%			2.91%
Net interest margin(4)			3.19%			3.09%			3.13%
Ratio of interest-earning assets to interest-bearing liabilities	130.08 x			123.10 x			116.47 x

(1)	Average balances are calculated on amortized cost.
(2)	Includes loan fee income, nonaccruing loan balances and interest received on such loans.
(3)	Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	For the Six Months Ended June 30, 2014 v. 2013			For the Year Ended December 31, 2013 v. 2012			For the Year Ended December 31, 2012 v. 2011
	Increase (Decrease) Due to Change in Average			Increase (Decrease) Due to Change in Average			Increase (Decrease) Due to Change in Average
(dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Investment securities	$(183)	$101	$(82)	$(553)	$(235)	$(788)	$55	$(394)	$(339)
Loan receivable	1,719	(630)	1,089	3,044	(1,780)	1,264	701	(2,510)	(1,809)
Federal funds sold and interest-bearing deposits with banks	0	1	1	(77)	(17)	(94)	(27)	1	(26)

Total interest income	1,536	(528)	1,008	2,414	(2,032)	382	729	(2,903)	(2,174)

Interest Expense:
Interest-bearing checking, money market, savings	107	180	287	72	(155)	(83)	(114)	(650)	(764)
Time deposits	(837)	800	(37)	(380)	(364)	(744)	425	(790)	(365)
Borrowings	(126)	(46)	(172)	266	(581)	(315)	(767)	(131)	(898)
Repurchase Agreements	4	(6)	(2)	7	3	10	(2)	(7)	(9)
Junior subordinated debentures	—	4	4	—	13	13	—	6	6

Total interest expense	(852)	932	80	(35)	(1,084)	(1,119)	(458)	(1,572)	(2,030)

Net interest income	$2,389	$(1,461)	$928	$2,457	$(949)	$1,501	$1,188	$(1,332)	$(144)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. See the section of this prospectus entitled “Risk Factors.” Among our most prominent risk exposures are credit risk, market risk, interest rate risk and liquidity risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or security when it is due. Interest rate risk is the potential reduction of net interest income or the reduction in the value of assets and liabilities as a result of changes in interest rates. Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices and/or other relevant market rates or prices. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers when due. Other risks that we face are operational risk, technology and cyber-risk, and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology, and disaster recovery. Cyber-risk is the risk of technological intrusion resulting in loss of customer information, loss of data, denial of service attacks, and cyber-theft. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our client base or revenue and impact the price of our stock.

Credit Risk Management. Our strategy for credit risk management focuses on having a layered approach to risk involving risk-taking, risk monitoring, and risk mitigation. In our target markets, we field an experienced lending staff supported by a centralized, robust risk management infrastructure working under well-defined credit policies and rigorous underwriting criteria. We have developed portfolio strategies and controls that are conducive to the development of a diversified portfolio including a variety of exposure control limits on different portfolio segments and an internal lending limit that is substantially below our legal lending limit. Regular total portfolio and loan level monitoring ensures timely risk recognition, provides early warning of potential problems and allows prompt attention to potential problem loans. This strategy emphasizes generally conservative loan-to-value ratios and full recourse to guarantors with substantial net worth on credit exposures. In addition to our portfolio monitoring practices, we have a comprehensive loan review system using both internal and external resources to review at least 70% of portfolio exposure annually. Formal management quarterly problem loan reviews include assessment of risk ratings and loan collateral valuation in order to identify impaired loans.

When a borrower fails to make a required loan payment, management takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. Management makes initial contact with the borrower when the loan becomes 15 days past due. If payment is not then received by the 30th day of delinquency, additional letters and phone calls generally are made, the loan risk rating is reassessed, and a plan of collection is pursued for each individual loan. Collection efforts may lead to a demand of repayment and foreclosure on collateral securing the loan, depending on the prospects for the borrower bringing the loan current, the financial strength and commitment of any guarantors, the type and value of the collateral securing the loan and other factors. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the assets or real property securing the loan generally are sold at auction or foreclosure. While we develop loan workout arrangements with most problem loans, we also consider the sale of the nonperforming loans. Management regularly informs the board of directors of the amount and status of delinquent loans, all loans rated special mention or worse, and other real estate owned.

Nonperforming Assets. We consider foreclosed assets, loans that are maintained on a nonaccrual basis, and loans that are impaired to be nonperforming assets, unless such loans are well secured and in process of collection. Loans are generally placed on nonaccrual status when collectability is judged to be uncertain or payments have become 90 days or more past due. On loans where the full collection of principal or interest payments is not probable, the accrual of interest income ceases and any already accrued interest is reversed. Interest income is not accrued on such loans until the borrower’s financial condition and payment record demonstrate an ability to service the debt.

Loans are classified as impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Payments received on a nonaccrual loan are first applied to the outstanding principal balance when collectability of principal is in doubt.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until it is sold. Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired. Any holding costs and declines in fair value after acquisition of the property result in charges to operations as an expense.

Troubled debt restructurings occur when we grant borrowers concessions that we would not otherwise grant but for economic or legal reasons pertaining to the borrower’s financial difficulties. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms. We may modify the terms of a loan as a troubled debt restructuring by reducing the loan’s stated interest rate, extending the loan’s maturity or otherwise restructuring the loan terms to enable payment. We may consider permanently reducing the recorded investment in the loan or structuring a non-accruing secondary note in a troubled debt restructuring as well but we generally do not make such concessions. Modifications involving a reduction of the stated interest rate of loans are typically for periods ranging from 2 to 5 years. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and that is in our best interests. Once the borrower has demonstrated sustained performance with the modified terms, the loan may be upgraded from its classified and/or nonperforming status. Any loans categorized as troubled debt restructurings will continue to retain that designation through the life of the loan.

The following table provides information with respect to our nonperforming assets, including troubled debt restructurings, and loans 90+ days past due and still accruing at the dates indicated.

	As of June 30,		As of December 31,
(dollars in thousands)	2014	2013	2013	2012	2011
Nonaccrual loans:
Commercial	$1,362	$3,045	$1,284	$2,887	$279
Commercial real estate	—	5,575	—	5,840	8,485
Commercial construction	—	—	—	—	462
Residential real estate	3,233	2,094	2,871	1,481	2,195
Home equity	245	277	263	—	237
Consumer	—	—	—	—	3

Total nonaccrual loans	4,840	10,991	4,418	10,208	11,661
Other real estate owned	3,950	78	4,678	—	—

Total nonperforming assets (1)	$8,790	$11,069	$9,096	$10,208	$11,661

Loans 90+ days past due and still accruing	$—	$—	$—	$351	$—

Performing troubled debt restructured loans	$158	$934	$387	$1,284	$—

Nonaccrual loans to total loans and loans held for sale	0.85%	2.28%	0.81%	2.21%	3.00%
Nonaccrual loans and loans past due 90 days and still accruing to total loans and loans held for sale	0.85%	2.28%	0.81%	2.30%	3.00%
Non-performing assets to total assets(1)(2)	1.25%	1.83%	1.36%	1.62%	1.92%
Total nonperforming assets and performing troubled debt restructurings to total assets	1.27%	1.99%	1.42%	1.82%	1.92%

(1)	Non-performing assets are defined as nonaccrual loans plus OREO.
(2)	Loans, including loans held for sale, are presented before allowance for loan losses and do not include deferred loan origination costs (fees)

Interest income that would have been recorded for the six months ended June 30, 2014 and the year ended December 31, 2013, had nonaccruing loans been current according to their original terms amounted to $134 thousand and $161 thousand, respectively. No income related to nonaccrual loans was included in interest income for the six months ended June 30, 2014, and the year ended December 31, 2013.

Total nonperforming loans increased from December 31, 2013 to June 30, 2014, primarily due to the default on a small number of troubled debt restructures. Total nonperforming loans decreased from December 31, 2012 to December 31, 2013, primarily due to collection practices, loan payoffs and foreclosures into other real estate owned.

Special Mention and Classified Assets. Federal regulations require us to review and classify assets on a regular basis. In addition, the OCC has the authority to identify problem assets and, if appropriate, require them to be classified. There are four classifications for problem assets: special mention, substandard, doubtful and loss. We categorize loans into these risk categories based on relevant information about the ability of borrowers and, if appropriate, guarantors to service their debts, and the quality and realizable value of collateral. We analyze loans through quarterly asset quality reviews based on observable risk criteria such as overdrafts, late payments, financial performance and collateral valuations.

“Substandard assets” are inadequately protected by the current sound net worth and paying capacity of the obligor or the collateral pledged. As such they have a well-defined weakness that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have all the weaknesses inherent in substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When management classifies an asset as substandard or doubtful, a specific allowance for probable and reasonably estimable loan losses is established. If management classifies an asset as loss, an amount equal to 100% of the portion of the asset classified loss is charged to the allowance for loan losses.

The following table shows the aggregate amounts of our assets rated special mention or worse at the dates indicated.

	As of June 30,		As of December 31,
(dollars in thousands)	2014	2013	2013	2012
Classified assets:
Substandard	$11.283	$9,234	$9,417	$11,136
Doubtful	—	2,800	—	—
Loss	—	—	—	—

Total classified assets	11,283	12,034	4,739	11,136

Special mention assets	3,837	5,816	4,279	3,751

Total classified and special mention assets	$15,120	$17,850	$9,018	$14,887

Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30, 2014 Loans Delinquent For:				At June 30, 2014
	30-89 Days		90 Days or more		Total Delinquent Loans
(dollars in thousands)	Amount	% of Total Delinquent Loans 30-89 Days	Amount	% of Total Delinquent Loans 90 Days or more	Amount	% of Total Delinquent
Commercial	$177	47.3%	$1,362	32.9%	$1,539	34.0%
Commercial real estate	—	—%	—	—%	—	—%
Commercial construction	—	—%	—	—%	—	—%
Residential real estate	—	—%	2,547	61.4%	2,547	56.4%
Home equity	197	52.7%	237	5.7%	434	9.6%
Consumer	—	—%	—	—%	—	—%

Total	$374	100.0%	$4,146	100.0%	$4,520	100.0%

	At December 31, 2013 Loans Delinquent For:				At December 31, 2013
	30-89 Days		90 Days or more		Total Delinquent Loans
(dollars in thousands)	Amount	% of Total Delinquent Loans 30-89 Days	Amount	% of Total Delinquent Loans 90 Days or more	Amount	% of Total Delinquent
Commercial	$—	—%	$1,284	29.0%	$1,284	14.3%
Commercial real estate	3,482	76.5%	—	—%	3,482	38.8%
Commercial construction	—	—%	—	—%	—	—%
Residential real estate	967	21.3%	2,871	65.0%	3,838	42.9%
Home equity	99	2.2%	263	6.0%	362	4.0%
Consumer	1	—%	1	—%	2	—%

Total	$4,549	100.0%	$4,419	100.0%	$8,968	100.0%

	At December 31, 2012 Loans Delinquent For:				At December 31, 2012
	30-89 Days		90 Days or more		Total Delinquent Loans
(dollars in thousands)	Amount	% of Total Delinquent Loans 30-89 Days	Amount	% of Total Delinquent Loans 90 Days or more	Amount	% of Total Delinquent
Commercial	$—	—%	$2,887	27.5%	$2,887	16.3%
Commercial real estate	4,346	60.6%	5,840	55.5%	10,185	57.6%
Commercial construction	—	—%	—	—%	—	—%
Residential real estate	2,809	39.1%	1,788	17.0%	4,597	26.0%
Home equity	21	0.3%	—	—%	21	0.1%
Consumer	—	—%	—	—%	—	—%

Total	$7,176	100.0%	$10,515	100.0%	$17,690	100.0%

	At December 31, 2011 Loans Delinquent For:				At December 31, 2011
	30-89 Days		90 Days or more		Total Delinquent Loans
(dollars in thousands)	Amount	% of Total Delinquent Loans 30-89 Days	Amount	% of Total Delinquent Loans 90 Days or more	Amount	% of Total Delinquent
Commercial	$—	—%	$279	2.4%	$279	1.6%
Commercial real estate	2,393	42.4%	8,485	72.8%	10,878	62.7%
Commercial construction	—	—%	462	4.0%	462	2.7%
Residential real estate	3,266	57.3%	2,195	18.8%	5,461	31.5%
Home equity	15	0.3%	237	2.0%	252	1.5%
Consumer	1	—%	3	—%	4	—%

Total	$5,675	100.0%	$11,661	100.0%	$17,336	100.0%

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses inherent in the loan portfolio. This estimate includes losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Loan losses are charged against the allowance when, in our judgment, the uncollectability of all or a portion of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Reductions to the allowance occur as loans are charged off. We estimate the required amount of the allowance using a number of factors, including past loan loss experience, the nature of the portfolio, environmental conditions, information about specific borrower situations, and estimated collateral values. We evaluate the adequacy of the allowance for loan losses on a quarterly basis, although we may increase the frequency of our reviews as necessary. When additional allowance for loan loss is necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the sufficiency of the allowance for loan losses consists of a general component related to the significant majority of the loan portfolio, a nonimpairment component, plus a specific component relating to loans that are individually classified as impaired together with a small unallocated portion. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

As disclosed in the notes to the financial statements, our allowance for loan losses is comprised primarily of general reserves of $6.5 million with a limited amount of specific reserves totaling $286 thousand at June 30, 2014. This compares to $6.5 million of general reserves and $290 thousand of specific reserves at December 31, 2013. Changes in our general reserves primarily relate to an increases of $284 thousand related to our construction portfolio and $297 thousand related to the commercial portfolio. The increases are due primarily to growth in these portfolios. These increases are offset by a decrease in the residential portfolio of $657 thousand. The decrease is related to a continued low level of losses resulting in a declining loss allocation factor as well as the impact on the allowance of the transfer of approximately $47 million in loans to loans held for sale.

General Component. The general component of the allowance for loan losses relates to loans that are not determined to be impaired. Management determines the appropriate loss factor for each segment of loans with similar risk characteristics within the portfolio based on that segment’s loss experience and several other quantitative, qualitative and environmental factors relevant to each segment. While loan segments generally represent groups of loans with similar risk characteristics, we may include loans categorized by loan grade, or any other characteristic that causes a loan’s risk profile to be similar to a group of loans. We consider estimated credit losses associated with each segment of our portfolio to differ from purely historical loss experience due to qualitative factors including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; and changes in our employees’ experience; quantitative factors including changes in the volume and severity of past due, nonaccrual, and adversely graded loans; changes in concentrations of credit; and changes in the value of underlying collateral for collateral dependent loans; and environmental factors including changes in economic or business conditions; and the effect of competition, legal and regulatory requirements on estimated credit losses. Our quantitative, qualitative, and environmental factors are reviewed on a quarterly basis for each loan segment and our historical loss experience is reviewed annually to ensure that our analysis is reflective of current conditions in our loan portfolio and economy.

Non-impaired Component. Loans that have been downgraded to special mention or substandard, but are not currently impaired, are considered to have a higher inherent of risk of loss than pass rated loans. Management judgment is needed to estimate the additional risk of loss for these types of loans. Risk allocations on non-impaired special mention and substandard loans reflect management’s assessment of the increased risk of loss associated with adversely graded loans. The allocated reserve for these loans is based upon management’s assessment of loss history and risk migration analysis. Additionally, in determining the allocation, management considers the credit attributes of individual loans, including loan to value ratios, past due status, strength and willingness of the guarantors, and other relevant attributes generally found in these groups of loans.

Specific Component. The specific component of the allowance for loan losses relates to loans that are individually evaluated and determined to be impaired. The allowance for each impaired loan is determined by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or, if the loan is collateral dependent, by the fair value of the collateral less estimated costs to sell. Impairment for other types of loans is measured using the fair value of the collateral less estimated costs to sell. We identify a loan as impaired when, based upon current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. We consider a number of factors in determining impairment, including payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower.

Residential and consumer loans are individually evaluated for impairment when they reach nonperforming status or become subject to a restructuring agreement.

Unallocated Component. In addition to the allowance as previously described, an “unallocated” reserve component may be maintained. This unallocated component is reflective of the fact that the allowance for loan losses is inherently imprecise and involves a high degree of management judgment with many variables to consider.

We identify loans that may need a full or partial charge-off by reviewing the circumstances of all impaired loans. Loan losses are charged against the allowance when we believe the uncollectability of all or a portion of the loan balance is confirmed. A borrower’s inability to make payments under the terms of the loan combined with a shortfall in collateral value would generally result in our charging off the loan to the extent of the loss deemed to be confirmed.

Discussion of Allowance for Loan Losses. At June 30, 2014, our allowance for loan losses was $6.8 million, or 1.31% of gross loans, including loans held for sale, and 139.9% of nonperforming loans. Nonperforming loans include nonaccrual loans and exclude performing troubled debt restructurings. At December 31, 2013, our allowance for loan losses was $6.8 million, or 1.25% of gross loans and 154.2% of nonperforming loans. Nonperforming loans at June 30, 2014 were $4.8 million, or 0.86% of total loans, compared to $4.4 million, or 0.81% of total loans, at December 31, 2013 and $10.2 million, or 2.21% of total loans, at December 31, 2012. The allowance for loan losses is maintained at a level that represents management’s best estimate of probable incurred losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future or that additional provisions for loan losses will not be required.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	As of June 30, 2014			As of December 31, 2013
Loan Category: (dollars in thousands)	Amount	% of ALL	% of Total Loans in Category	Amount	% of ALL	% of Total Loans in Category
Commercial	$1,806	26.7%	12.5%	$1,744	25.6%	10.3%
Commercial real estate	2,425	35.8%	33.7%	2,190	32.2%	31.3%
Commercial construction	651	9.6%	1.1%	367	5.4%	0.8%
Residential real estate	1,403	20.7%	43.8%	2,060	30.2%	47.2%
Home equity	28	0.4%	1.3%	138	2.0%	1.3%
Consumer	98	1.5%	7.6%	203	3.0%	9.3%
Unallocated	358	5.3%	—%	110	1.6%	—%

Total	$6,769	100.0%	100.0%	$6,812	100.0%	100.0%

	As of December 31, 2012			As of December 31, 2011
Loan Category: (dollars in thousands)	Amount	% of ALL	% of Total Loans in Category	Amount	% of ALL	% of Total Loans in Category
Commercial	$1,164	8.6%	11.7%	$2,032	23.3%	12.8%
Commercial real estate	2,838	39.0%	31.3%	3,068	35.2%	36.8%
Commercial construction	239	10.9%	0.6%	769	8.8%	3.9%
Residential real estate	2,654	37.4%	51.1%	2,323	26.6%	43.6%
Home equity	76	3.9%	1.8%	116	1.3%	1.2%
Consumer	50	0.1%	3.5%	133	1.5%	1.7%
Unallocated	467	0.1%	—%	292	3.3%	—%

Total	$7,488	100.0%	100.0%	$8,733	100.0%	100.0%

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	For the Six Months Ended June 30,
(dollars in thousands)	2014	2013
Balance at beginning of period	$6,812	$7,488

Provision charged to operating expenses	50	350

Recoveries of loans previously charged-off:
Commercial, commercial real estate, multifamily, construction	57	125
Consumer	—	—
Residential	—	26

Total recoveries	57	151

Loans charged-off:
Commercial, commercial real estate, multifamily, construction	(114)	(19)
Consumer	—	—
Residential	—	—

Total charge-offs	(114)	(19)

Net (charge-offs) recoveries	(57)	132

Other	(36)	—

Balance at end of period	$6,769	$7,970

Net charge-offs (recoveries) to average loans outstanding (annualized)	0.02%	(0.06)%

Allowance for loan losses to period-end gross loans	1.31%	1.65%

	For the Year Ended December 31,
(dollars in thousands)	2013	2012	2011
Balance at beginning of period	$7,488	$8,733	$13,401

Provision charged to operating expenses	350	—	2,169

Recoveries of loans previously charged-off:
Commercial, commercial real estate, multifamily, construction	1,271	1,005	799
Consumer	—	—	—
Residential	41	129	—

Total recoveries	1,312	1,134	799

Loans charged-off:
Commercial, commercial real estate, multifamily, construction	(2,338)	—	(5,469)
Consumer	—	(22)	(24)
Residential	—	(2,357)	(2,143)

Total charge-offs	(2,338)	(2,379)	(7,636)

Net (charge-offs) recoveries	(1,026)	(1,245)	(6,837)

Other	—	—	—

Balance at end of period	$6,812	$7,488	$8,733

Net charge-offs (recoveries) to average loans outstanding (annualized)	0.21%	0.30%	1.72%

Allowance for loan losses to period-end gross loans	1.25%	1.62%	2.25%

Market Risk Management

General. Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices, commodity prices and/or other relevant market rates or prices. We are exposed to market risk as a result of our banking activities. Our market risk is comprised entirely of interest rate risk, as we have no direct currency, equity or commodity risk, and, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit our exposure to changes in market interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment.

A major source of interest rate risk is a difference in the repricing of assets and liabilities. First, there are differences in the timing of rate changes reflecting the maturity and/or repricing of assets and liabilities. For example, the rate earned on a residential mortgage may be fixed for 30 years; the rate paid on a certificate of deposit may be fixed only for a few months. Due to these timing differences, net interest income is sensitive to changes in the level and shape of the yield curve. Second, there are differences in the drivers of rate changes of various assets and liabilities known as basis risk. For example, commercial loans may reprice based on one-month LIBOR or prime; the rate paid on retail money market demand accounts may be only loosely correlated with LIBOR and depend on competitive demand for funds. Due to these basis differences, net interest income is sensitive to changes in spreads between certain indices or repricing rates.

Another important source of interest rate risk relates to the potential exercise of explicit or embedded options. For example, most residential real estate loans can be prepaid without penalty; and most consumer deposits can be withdrawn without penalty. The exercise of such options by customers can exacerbate the timing differences discussed above.

Deposit accounts typically react more quickly to changes in market interest rates than loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may benefit our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes purchasing adjustable-rate loans for retention in our loan portfolio, promoting core deposit products and time deposits, adjusting the maturities of borrowings and adjusting the investment portfolio mix and duration. Specifically, we occasionally use back-to-back interest rate swaps to manage this risk while accommodating customer demand for longer fixed rate products.

We have an Asset and Liability Committee, which includes members of management, to communicate, coordinate and control all aspects involving asset-liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest and net income and control exposure to interest rate risk within policy limits approved by our board of directors. These limits and guidelines reflect our tolerance for interest rate risk over both short-term and long-term horizons. We analyze our sensitivity to changes in interest rates through our net interest income simulation model which is provided to us by an independent third party. Exposures are reported on a quarterly basis to the Asset and Liability Committee and at meetings of our board of directors.

Net Interest Income Simulation Analysis. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings.

Income simulation is the primary tool for measuring the interest rate risk inherent in our balance sheet at a given point in time by showing the effect on net interest income, over specified time horizons, under a range of interest rate ramp and shock scenarios. These simulations take into account repricing, maturity and prepayment characteristics of individual products. We estimate what our net interest income would be for a one- and two-year horizon based on current interest rates. We then calculate what the net interest income would be for the same period under different interest rate assumptions.

These estimates require us to make certain assumptions including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on our net interest income. Although the net interest income table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

The following table shows the estimated impact on net interest income for the one- and two-year periods beginning June 30, 2014 resulting from potential changes in interest rates. The net interest income simulation analyses assume a static balance sheet and do not include possible future actions that management might undertake to mitigate this risk.

Rate Shift	Net Interest Income Year 1 Forecast	Year 1 Change from Base	Net Interest Income Year 2 Forecast	Year 2 Change from Base
	(dollars in thousands)		(dollars in thousands)
+400 bps	$19,182	–13.3%	$20,101	–9.1%
+300 bps	19,948	–9.9%	20,783	–6.1%
+200 bps	20,741	–6.3%	21,490	–2.9%
+100 bps	21,429	–3.2%	21,822	–1.4%
Base	22,136	—%	21,125	—%
–100 bps	21,839	–1.3%	20,851	–5.8%

As of June 30, 2014, net interest income simulation indicated that our exposure to changing interest rates was within our internal policy guidelines. As the table illustrates, our balance sheet is liability-sensitive over a one- and two-year time horizon: net interest income would decrease as interest rates increase. It should be noted that the magnitude of any possible decline in interest rates is constrained by the low absolute starting levels of rates. While immediate, parallel and severe shifts in interest rates upward were used as part of this analysis, we believe that any actual shift in interest rates would likely be more gradual and would therefore have a more modest impact.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preference, we may place greater emphasis on maximizing our net interest margin than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe that the increased net income which may result from an acceptable mismatch in the actual maturity or re-pricing of our assets and liabilities can, during periods of declining or stable interest rates, provide sufficient returns to justify an increased exposure to sudden and unexpected increases in interest rates. We believe that our level of interest rate risk is acceptable using this approach.

Economic Value of Equity Analysis. We also analyze the sensitivity of our financial condition to changes in interest rates through our economic value of equity model, which is also provided to us by an independent third party. This analysis measures the difference between predicted changes in the present value of our assets and predicted changes in the present value of our liabilities assuming various changes in current interest rates. As with the net interest income simulation model, the estimates of changes in the economic value of our equity require certain assumptions to be made. These assumptions include loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain and, as a result, we cannot precisely predict the impact of changes in interest rates on the economic value of our equity. Although our economic value of equity analysis provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the economic value of our equity and will differ from actual results.

Our economic value of equity analysis as of June 30, 2014 is set forth below. The impact on our economic value of equity under all scenarios referenced in the table below are within policy guidelines.

Rate Shift(1)	Economic Value of Equity	% Change In
	(dollars in thousands)
+400	$39,497	–40.8%
+300	46,399	–30.4%
+200	52,901	–20.7%
+100	60,204	–9.7%
Base	66,684	—%
–100	64,534	–3.2%

(1)	The calculated changes assume an immediate and parallel shock of the static yield curve.

Liquidity Management and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term and long-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, calls of investment securities and borrowed funds and prepayments on loans are greatly influenced by general interest rates, economic conditions and competition.

Management regularly adjusts our investments in liquid assets based upon an assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) the objectives of our interest-rate risk and investment policies and (5) the risk tolerance of management and our board of directors.

Our cash flows are composed of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash provided by operating activities was $1.1 million, $4.8 million, $7.7 million, and $(418) thousand for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively. Net cash used in investing activities, which consists primarily of purchases of and proceeds from the sale, maturities/calls, and principal repayments of securities available for sale, as well as loan purchases, sales and originations, net of repayments was $(15.5) million, $(15.5) million, $(78.5) million, and $(47.9) million for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively. Net cash provided by financing activities, consisting primarily of the activity in deposit accounts, repurchase agreements and FHLB advances, was $31.9 million, $(28.2) million, $36.5 million, and $24.8 million for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012, respectively.

At June 30, 2014, the Bank exceeded all of its regulatory capital requirements with a Tier 1 leverage capital of $56.4 million, or 8.04% of adjusted total assets, which is above the required level of $35.0 million, or 5.00% of adjusted total assets, and total risk-based capital of $61.9 million, or 13.98% of risk-weighted assets, which is above the required level of $44.3 million, or 10.00% of risk-weighted assets. For a discussion of certain other sources of liquidity, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowing.”

At the holding company level, our primary sources of liquidity are dividends from the Bank, investment income and net proceeds from investment sales, borrowings and capital offerings. The main uses of liquidity are the payment of principal and interest to holders of our junior subordinated debentures and purchases of available for sale securities. There are certain restrictions on the payment of dividends by the Bank to us, which are described in the section captioned “Supervision and Regulation—Regulation of Federal Savings Associations—Dividends.” At June 30, 2014, there were $3.2 million of retained earnings available for the payment of dividends by the Bank to us. The Bank paid us $550 thousand in dividends during the year ended December 31, 2013.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of commitments to extend credit. For information about our off-balance sheet arrangements, see Note 11 to our Consolidated Financial Statements located elsewhere in this prospectus.

At June 30, 2014, we had outstanding commitments to originate loans of $15.2 million and unadvanced funds on loans of $27.9 million. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit that are scheduled to mature in one year or less from June 30, 2014 totaled $78.1 million. If a substantial portion of these deposits is not retained, we may utilize FHLB advances or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

At June 30, 2014, we had two irrevocable stand-by-letter of credits from the Federal Home Loan Bank of Boston (FHLB) totaling $10 million for the benefit of depositors of public funds. The purpose of the letters of credit is to collateralize the deposits held by the municipalities.

For the six months ended June 30, 2014, and years ended December 31, 2013 and 2012, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data presented in this prospectus have been prepared according to generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs and the effect that general inflation may have on both short-term and long-term interest rates. Virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Although inflation expectations do affect interest rates, interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Management

Shared Management Structure

The directors of the Company are the same persons who are the directors of the Bank. In addition, each executive officer of the Company is also an executive officer of the Bank. We expect that the Company and the Bank will continue to have common executive officers until there is a business reason to establish separate management structures.

Directors Immediately Following the Completion of this Offering

The members of our current board of directors were appointed in accordance with the Stockholders Agreement, dated as of April 10, 2006 and as amended, between the selling stockholders and the Bank, which will terminate upon the completion of this offering. As a result, all but three of our current directors are resigning effective as of the completion of this offering and five new directors have agreed to join our board of directors at such time. The following table sets forth information regarding the directors of the Company and the Bank upon completion of this offering, and their ages as of September 29, 2014. Each of our directors also currently serves or will serve as a director of the Bank.

Name	Age	Position	Director Since	Current Term Expiration
Michael Butler	55	President, Chief Executive Officer and Director	2009	2015
Dale Stuhlmiller	71	Chairman of the Board	2009	2015
Howard Newburg(1)	59	Director	2012	2015
Christopher Flynn(2)	68	Director	—	—
Bradford Kopp(2)	62	Director	—	—
Robert Kozik(2)	60	Director	—	—
Alicia Lopez(2)	60	Director	—	—
Robert McCambridge(2)	56	Director	—	—
Robert Sullivan(2)	55	Director	—	—

(1)	Prior to his current term, Mr. Newburg previously served on our board of directors from 2004 to 2006.
(2)	Will become a director of the Company and the Bank upon the completion of this offering.

The following includes a brief biography for each of the directors who will serve on our board immediately following the completion of this offering, including information regarding the experiences, qualifications, attributes or skills that caused our board of directors to determine that each member should serve as a director. There are no family relationships among any of our directors or executive officers. Unless otherwise stated, each director has held his or her current occupation for the last five years.

Michael Butler is our President and Chief Executive Officer and has served in those roles and as a member of our board of directors since December 2009. Mr. Butler has also served as the President and Chief Executive Officer and as a director of the Bank since March 2008 and is the President and a director of Radius Organization Corp., and a director of Radius Security Corporation, all of which are our wholly owned subsidiaries. Prior to assuming these roles, Mr. Butler was the President of KeyCorp’s national consumer finance division, a position which entailed managing six distinct business units with more than $15 billion in managed assets. Before that, Mr. Butler held other senior management positions at KeyCorp, including President of National Business Banking, Executive Vice President of Portfolio Management, and Senior Vice President of Loan Review and Mergers and Acquisitions. Mr. Butler received his undergraduate degree from Providence College and is a graduate of the Stonier Graduate School of Banking. He currently serves as a trustee of the Thompson Island Outward Bound Education Center and is active in the Habitat for Humanity Program. Mr. Butler was selected to serve as a director because of his extensive experience as a corporate leader in the financial services industry, deep operational and expertise and his service to and knowledge of the communities in our market area.

Dale Stuhlmiller is Chairman of our board of directors and has served in that capacity since June 2012. He has been a member of our board since December 2009 and a member of the Bank’s board since May 2008. Mr. Stuhlmiller also serves on the board of directors of Radius Organization Corp. Between 1995 and 2011, he was the President, Chief Executive Officer, and owner of Hudson Valley Acoustical and Plastering Co., Inc., a commercial sub-contracting company, and for the twenty years prior to 1995, Mr. Stuhlmiller was the Vice President, Chief Operating Officer, and a co-owner of that firm. He attended Michigan State University and the University of Buffalo. Mr. Stuhlmiller has served as a director of several different organizations including the Master Builders of the Hudson Valley and the Construction Contractors Association. He was chairman and trustee of the Empire State Carpenters Benefit Funds, Hudson Valley District Council of Carpenters Benefit Funds, and Carpenters Local 19 Benefit Funds. Mr. Stuhlmiller was selected to serve as our Chairman and a director because of his managerial experience and knowledge and understanding of segments of our client base in our market area.

Howard Newburg served as a member of our board of directors from January 2004 through March 2006, and rejoined the board in June 2012. He was appointed Chairman of the Audit Committee of our board of directors in July 2013. For more than thirty years, Mr. Newburg has provided accounting, auditing, and tax advising services to clients in our market area. He is the Chief Executive Officer and Managing Partner of Newburg & Company, LLP, which is a certified public accounting firm headquartered in Waltham, Massachusetts. He is also the Chief Financial Officer and Co-Chief Executive Officer of Glycosyn Management, LLC, a biotechnology therapeutics and diagnostics company headquartered in Waltham, Massachusetts, which researches, develops, and markets products to help reduce infant and childhood diarrhea worldwide. Mr. Newburg received his undergraduate degree from the University of Massachusetts Amherst and his master’s degree from Bentley College. He currently serves on the board of directors of Glycosyn Management, LLC and has previously served as a board member of the American Heart Association and the Boston Estate Planning Council. In addition, he was on the financial statement review committee of the Massachusetts Society of Certified Public Accountants, the board of trustees at Chapel Hill-Chauncy Hall School, and was the vice president of finance and operations at Temple Aliyah. He also served as the chairman of the Financial Oversight Commission for the Town of Dover, Massachusetts. Mr. Newburg was selected to serve as a director because of his extensive experience in advising on relevant accounting matters and deep knowledge of and service to communities in our market area.

Christopher Flynn will join the board effective upon completion of this offering. He was the Senior Executive Vice President of Pentagon Federal Credit Union, or PenFed, between 2001 and 2014. During Mr. Flynn’s tenure in this position, PenFed grew from $3.5 billion in assets to more than $18 billion. Between 2011 and 2014, Mr. Flynn also served as PenFed’s Community Reinvestment Act Officer and President and Chief Executive Officer of the PenFed Foundation. Prior to PenFed, Mr. Flynn held a number of senior management positions in the financial services industry including President and Chief Executive Officer of Primary Bank in Peterborough, New Hampshire, Senior Vice President of Shawmut Bank of Boston, and Vice President and Senior Fixed Income Portfolio Manager at Bank of New England. Mr. Flynn received his undergraduate degree from Boston College and advanced management certificates from Williams College School of Banking and Babson College. Mr. Flynn has given a number of financial education lectures throughout the military community and at various universities. He served as a member of the board of trustees of Franklin Pierce University for fifteen years, and served as chair and head of the audit and finance committees for ten of those years. He also served on the board of directors of Monadnock Hospital for ten years, serving as chairman of the board for three of those years, and has served as president of the New Hampshire Banking Association. Mr. Flynn was selected to serve on our board of directors because of his extensive management experience in the financial services industry, his experience serving as a director, and his service to and familiarity with communities in our market area.

Bradford Kopp will join the board effective upon completion of this offering. He is an independent advisor in the financial services industry, a position he has held since 2012. Mr. Kopp has held several executive officer positions at large financial institutions including serving from 2010 to 2012 as President and Chief Executive

Officer at Bank of N.T. Butterfield and Son Limited. Mr. Kopp also served from 2007 to 2009 as Head of Strategy and Corporate Development at RBS America, and previously served as Group Executive Vice President, Chief Financial Officer and Head of Strategy at Citizens Financial Group, Inc. Mr. Kopp received his undergraduate degree from Harvard College and his MBA from Harvard Business School. Mr. Kopp currently serves as a member of the board of directors of TGR Financial, Inc. He previously served on the boards of Bank of N.T. Butterfield and Son Limited, Cooley Group, Providence Mutual Fire Insurance Company, FNBNY Bancorp, Inc. and Blue Cross Blue Shield of Rhode Island. Mr. Kopp also serves on the board of the Museum of American Finance in New York and has previously served on numerous other community boards including Family Service of Rhode Island, Rhode Island Foundation Finance Committee, Rhode Island Public Expenditures Council, and Rhode Island Historical Preservation Commission. Mr. Kopp was selected to serve on our board of directors because of his expertise in financial management, strategic planning and acquisitions, general business management, and risk management and his experience as a director. Mr. Kopp was also selected for his extensive understanding of the communities in our market area.

Robert Kozik will join the board effective upon completion of this offering. He is the partner in charge of the tax risk division at KPMG LLP for the company’s Northeast Region, a position he has held since 2007. During his more-than thirty years at KPMG, Mr. Kozik has held other positions including partner in charge of the tax practice in New England and Upstate New York. Mr. Kozik received his undergraduate degree from Providence College and his master’s degree from Bryant College. He currently serves on the board of two not-for-profit entities: Millennium Place South and Commaquid Golf Club. Mr. Kozik was selected to serve on our board of directors because of his extensive experience in providing tax advising services to publicly-held financial institutions and his service to and knowledge of communities in our market area.

Alicia Lopez will join the board effective upon completion of this offering. She retired in 2011 as Vice President of Corporate Affairs at Haemonetics Corp., a publicly traded global medical devices company, where she was responsible for overseeing world-wide legal affairs, external affairs and environmental health and safety. Previously at Haemonetics, she was responsible for quality, regulatory, medical and clinical affairs as well as human resources. Ms. Lopez began her career as General Counsel at Haemonetics in 1988, after spending nine years as a litigator in private legal practice at Sullivan & Worcester LLP in Boston, Massachusetts. Ms. Lopez received her undergraduate degree from The Ohio State University and her J.D. from Yale Law School. She currently serves on the board of Cathedral High School, the national advisory board of the National Policy Research Center for Women & Families and the Canton Community Preservation Committee. She has previously served on the not-for-profit boards of MassMedic, Employability and the New England Legal Foundation. Ms. Lopez was selected to serve on our board of directors because of her extensive legal and management experience and her service to and familiarity with the communities in our market area.

Robert McCambridge will join the board effective upon completion of this offering. He has been a managing member of Harvest Partners since 2014, a Seattle, Washington-based private equity firm providing growth capital and strategic advisory services to early stage and middle market companies. From 2012 until 2014, Mr. McCambridge served in various positions with Kymeta Corporation, a wireless technology company, including as President and Chief Operating Officer. Prior to joining Kymeta, Mr. McCambridge was an “executive in residence” with Spire Capital, a New York-based private equity investment company. From 2010 until 2012, Mr. McCambridge was the lead independent director and chair of the audit and compensation committees at SkyMall, where he participated in the successful recapitalization and sale of SkyMall to Direct Brands. From 2009 until 2012, Mr. McCambridge advised Colorado National Bank and served as interim Chief Operating Officer in connection with the acquisition of Palisades Bank, where he led core loan management and mobile banking systems integration efforts. From 2005 to 2008 he served as Chief Executive Officer and President of Key Business Services, a division of Key Bank, where he led several technology lines of business including credit and debit card processing for retail merchants nationwide. Mr. McCambridge attended The University of Minnesota and the Executive Program at Kellogg School of Management at Northwestern University. He is currently a member of the board of regents at Gonzaga University and Jesuit Commons, and is a former principal and board member at Freestone Capital Group. He is a former board chair of Special Olympics

Washington, the Minnesota Council for Quality, Greenpoint Technologies and Key Merchant Services. Mr. McCambridge was selected to serve on our board of directors because of his extensive management experience in the financial services and technology industries and his experience serving as a director.

Robert Sullivan will join the board effective upon completion of this offering. He is the Senior Client and Managing Director of the Boston office of Korn Ferry, an executive recruitment firm, joining the firm in 1994. Mr. Sullivan has more than two decades of recruiting experience and has successfully carried out searches for senior level positions in financial services and corporate organizations, including for the Federal Reserve Bank of Boston and Boston Private Bank. Prior to joining Korn Ferry in 1994, Mr. Sullivan was the director of recruiting for Deloitte Consulting, where he was responsible for experienced hiring across all disciplines. Prior to Deloitte, Mr. Sullivan worked with Fidelity Investments, where he specialized in recruiting experienced investment, financial, accounting and marketing professionals. Mr. Sullivan received his undergraduate degree from Villanova University. He currently serves on the board of directors of the Massachusetts Business Roundtable and the Big Brothers Big Sisters of Massachusetts and is a former director of Fallon, Hynes O’Connor. He is also a member of the Boston College Club and the CEO Club of Boston. Mr. Sullivan was selected to serve on our board of directors because of his extensive experience in identifying and recruiting top talent in the financial services industry and his knowledge of and service to communities in our market area.

Current Directors

The following table sets forth information regarding the current directors of the Company and the Bank and their ages as of September 29, 2014.

Name	Age	Position	Director Since	Current Term Expiration
Michael Butler	55	President, Chief Executive Officer and Director	2009	2015
Dale Stuhlmiller	71	Chairman of the Board	2009	2015
Stephan Adamic(1)	69	Director	2012	2015
Robert Carlino(1)	65	Director	2009	2015
Georgina Macdonald(1)	68	Director	2009	2015
Thomas Mackell, Jr.(1)	72	Director	2012	2015
William Mausert(1)	74	Director	2009	2015
Howard Newburg(2)	59	Director	2012	2015
Albert Peciaro(1)	53	Director	2009	2015
Raymond Weaving(1)	73	Director	2009	2015

(1)	Will resign as director of the Company and the Bank upon completion of this offering.
(2)	Prior to his current term, Mr. Newburg previously served on our board of directors from 2004 to 2006.

The following includes a brief biography for each of our current directors who will resign from the board effective upon completion of this offering. Unless otherwise stated, each director has held his or her current occupation for the last five years.

Stephan Adamic has served as a member of our board of directors and as a director of the Bank since 2012. Prior to his retirement in 2000, Mr. Adamic held a number of senior management positions including President at Shaughnessy Crane Service; Vice President at O’Connor Constructors; Chief Executive Officer, President, and Chief Financial Officer at Mercury Company; and Director of Finance at Raytheon’s data systems division. Mr. Adamic received his undergraduate degree from Babson College. Mr. Adamic is currently an arbitrator for the construction division of the American Arbitration Association and for the Commonwealth of Massachusetts Office of Consumer Affairs. He is also a board and council member of the Eastman Community Association and heads the Eastman Buying Group, which purchases volume fuels for upcoming heating seasons at below-market prices.

Robert Carlino has served as a member of our board of directors since 2009. He has also served on the Bank’s board of directors since 2006. Mr. Carlino is the President of Cascading Enterprises, Inc., which provides professional pension fund management trustee services and advocates to state and local officials on behalf of private clients in the labor and transportation industry, a position he has held since June 2006. Before Cascading Enterprises, Mr. Carlino was Executive Director of the Long Island Contractors’ Association, where he led the Association’s lobbying efforts with the New York State Legislature. He received his undergraduate degree from St. John Fisher College.

Georgina Macdonald has served as a member of our board of directors since 2009. She has also served since 2000 as a member of the board of the Bank and is a director of Radius Security Corporation. Ms. Macdonald is a Managing Director of Promontory Growth and Innovation, LLC, an affiliate of Promontory Financial Group, the world’s premier consulting group specializing in financial institution regulatory issues, a position she has held since 2011. Prior to Promontory, Ms. Macdonald held several senior management positions including President at Morgan Group, LLC; President and Chief Executive Officer at Fleet Real Estate Capital; Senior Vice President and division head at RECOLL Management Corp.; and Director of Corporate Communications and Senior Vice President of Commercial Lending at FleetBoston Financial Corporation. Ms. Macdonald received her undergraduate degree from Indiana University Bloomington. She has lectured at Massachusetts Institute of Technology on real estate finance and entrepreneurship. Ms. Macdonald is also on the advisory board of Spectrum Financial, which is a Pennsylvania real estate fund, and is a board member and the finance committee chair for Preserve Rhode Island. In addition, Ms. Macdonald is a member of the Massachusetts Women’s Forum.

Thomas Mackell, Jr. has served as a member of our board of directors and as a director of the Bank since 2012. Dr. Mackell is Special Advisor to the International President of the International Longshoresmen’s Association, the AFL-CIO for political, legislative and public affairs and the Chairman of the Advisory Board of Med-Tech Health Solutions, Inc. He previously was the administrator of the Marine Engineers Beneficial Association’s jointly-administered trust funds and has worked for more than thirty years in the management and administration of employee benefit funds in the financial services industry. Dr. Mackell received his undergraduate degree from Seton Hall University, his master’s degree from Long Island University, and his doctorate from Rutgers University. In 2003, Dr. Mackell was appointed to the board of directors of the Federal Reserve Bank of Richmond and served at different times as both deputy chairman and chairman during his five-year appointment. He was also a White House appointee to the ERISA Advisory Council to the Secretary of Labor from 1997 through 1999. In addition, Dr. Mackell was a professor at C.W. Post Center, which is Long Island University’s School of Health and Public Affairs. Currently, Dr. Mackell serves on the board of directors of the Inter-American Dialogue, the Foundation for Fiduciary Studies, and he serves on the editorial advisory board of Institutional Real Estate, Inc. Previously, Dr. Mackell was a member of the National Association of Corporate Directors, the board of directors of the American Benefits Council, and the board of directors of the Association of Investment Management Sales Executives.

William Mausert has served as a member of our board of directors since 2009. He has also served as a member of the Bank’s board of directors since 2006. Since 2004, Mr. Mausert has served as the First Vice President of Commercial Banking at State Bank of Long Island. Prior to State Bank of Long Island, Mr. Mausert held numerous other senior executive positions, including Senior Vice President for Cash Management Services at KeyBank NA, Administrative Vice President of KeyBank of Southeastern New York, and Senior Vice President and Senior Lending Officer of KeyBank Long Island. Mr. Mausert received an undergraduate degree from Russell Sage College and a marketing certificate from Rensselaer Polytechnic Institute. He also graduated from Stonier Graduate School of Banking. Previously, Mr. Mausert served on the National Board of the YMCA of USA, was Chairman of the NY State YMCA Funds and Chairman of the Long Island YMCA, of which he currently serves on its’ Corporate Board and Board of Trustees. He was the chairman of the development committee for the Staller Center for the Performing Arts at SUNY, Stony Brook and has served in advisory roles for the Boy Scouts of America, the Rotary Club of Sayville, the Long Island Maritime Museum, and the Sayville United Methodist Church.

Al Peciaro has served as a member of our board of directors since 2009 and as a director of the Bank since 2008. For nearly ten years, Mr. Peciaro has served as the Director of Contractor Relations for the New England Regional Council of Carpenters and since 2012 has served as the Executive Director of the New England Carpenters Labor Management Fund. He has held a number of other leadership positions over his career as a labor organizer in the metropolitan Boston area. Mr. Peciaro attended Northeastern University. He currently serves as a trustee of the New England Carpenters Training Fund and, from 2005 to 2012, chaired the board of directors of the New England Carpenters Labor Management Fund.

Raymond Weaving has served as a member of our board of directors since 2009. Since 1998, he has served as a director of the Bank and is also on the board of directors of Radius Security Corporation. Mr. Weaving was the Director of Lending for Massachusetts Housing Investment Corporation, or MHIC. Prior to MHIC, he held several senior management positions, including Vice President and Team Leader at Baybank Boston, Inc. and Division Executive over regional banks and wholesale real estate lending at Bank of Boston. Mr. Weaving received his undergraduate degree from Northeastern University and his master’s degree from Babson College. He has volunteered for a number of different organizations including the Economic Development and Industrial Commission in Framingham, Massachusetts; the Real Estate Finance Association in Boston, Massachusetts; and the Massachusetts Community Banking Council.

Executive Officers

The following table sets forth information regarding the executive officers of the Company and the Bank, who are not also directors listed above, and their ages as of September 29, 2014. The executive officers of the Company and the Bank are elected annually.

Name	Age	Title
Seth Felix	47	Executive Vice President, Head of Commercial Banking
Robert Landstein	45	Executive Vice President, Chief Information Officer
James Malerba	60	Executive Vice President, Chief Financial Officer
Joann Noble	61	Executive Vice President, Treasury Management and Client Support
Shepard Rainie	62	Executive Vice President, Chief Risk Officer

The following includes a brief biography for each of our executive officers who are not also directors.

Seth Felix is our Executive Vice President and Head of Commercial Banking and is responsible for managing our commercial banking team throughout our markets. Mr. Felix has been in the financial services industry for 20 years, and has over 14 years of lending experience. Prior to joining us in March 2012, he most recently held the title of Business Banking Team Leader at Eastern Bank for three years. He also previously served as Business Banking Senior Client Manager at Bank of America in Burlington, MA. Mr. Felix holds a Bachelor of Arts degree from the University of California at San Diego and an MBA from the University of Washington.

Robert Landstein is our Executive Vice President and Chief Information Officer and is responsible for all of our information technology initiatives. He has over 23 years of experience in both financial and non-financial related organizations. Prior to joining us, Mr. Landstein was employed by JP Morgan Chase where he was Vice President, Business Management Lead Treasury Services. He received his undergraduate degree from Columbia University and an MBA in Finance and Organizational Management from Columbia Business School. He also holds an MS in Telecommunications and Computing Management from Polytechnic University.

James Malerba is our Executive Vice President and Chief Financial Officer. Mr. Malerba joined us in August 2014 from State Street Corporation, where he served as the Executive Vice President and Corporate Controller. He joined State Street in 2004. Prior to State Street, Mr. Malerba held a number of senior management positions in the financial services industry including Executive Vice President and Deputy Controller at FleetBoston Financial Corporation, Executive Vice President and Corporate Controller at KeyCorp, and senior manager at Ernst & Young. Mr. Malerba received his undergraduate degree from Boston College.

Joann Noble is our Executive Vice President, Treasury Management and Client Support. Ms. Noble joined us in 2008 with more than 20 years of financial services experience and a proven track record for designing and implementing strategies for growth. Prior to joining us, Ms. Noble served as Vice President, Consulting Services for Veritude, a Fidelity Investments Company. She earned her undergraduate and M.Ed. from Pennsylvania State University. Ms. Noble serves as a trustee for the Family Service of Greater Boston.

Shepard Rainie is our Executive Vice President and Chief Risk Officer and has served in those roles since June 2010. Mr. Rainie is also the Executive Vice President and Chief Risk Officer of the Bank and the Assistant Secretary of the Radius Organization Corp. Before June 2010, Mr. Rainie was the Executive Vice President and Chief Risk Officer of Berkshire Bank, which is a publicly traded company headquartered in Massachusetts. He has held other senior management positions in the financial services industry including Senior Vice President of Credit Review at Bank of America and Managing Director of Strategic Risk Assessment at FleetBoston Financial Corporation. Mr. Rainie currently serves on the Personnel Board of the Town of Sharon, Massachusetts. Mr. Rainie received his undergraduate degree from Harvard College and his MBA from the Carroll School of Management at Boston College.

Composition of the Board of Directors

Our amended and restated certificate of incorporation provides that the size of our board of directors will be determined from time to time by resolution of our board of directors. Our board of directors currently consists of 10 directors, 9 of whom qualify as independent directors under the rules and regulations of the SEC and the NASDAQ Marketplace Rules, or the NASDAQ Listing Rules.

Election of Directors

Immediately prior to the completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors. We will have 3 directors in Class I, 3 directors in Class II and 3 directors in Class III, each serving a staggered three-year term. At each annual meeting of stockholders, our stockholders will elect successors to directors whose terms then expire to serve from the time of election and qualification until the third annual meeting following election. After the completion of this offering, our directors will be divided among the three classes as follows:

•	Class I directors will be Robert McCambridge, Howard Newburg and Robert Sullivan, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	Class II directors will be Christopher Flynn, Bradford Kopp and Alicia Lopez, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	Class III directors will be Michael Butler, Robert Kozik and Dale Stuhlmiller, and their terms will expire at the annual meeting of stockholders to be held in 2017.

The classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Independence of the Board of Directors and Board Committees

Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC and the transactions referenced under the section of this prospectus titled “Certain Relationships and Related Party Transactions.” Applying these standards, our board of directors determined that none of the directors who will serve immediately following the completion of this offering, other than Mr. Butler, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Mr. Butler is not considered independent because he currently serves as our President and Chief Executive Officer. Our board of directors also determined that each director who will serve as a member of the audit, compensation, and nominating and corporate governance committees following completion of this offering satisfies the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making these determinations on the independence of our future directors, our board of directors considered the relationships that each such non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the expected beneficial ownership of our capital stock by each non-employee director.

Board Leadership Structure and the Role of the Board in Risk Oversight

Board Leadership Structure. The positions of our chairman of the board and chief executive officer are separated. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as our board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

Although our amended and restated bylaws that will be in effect immediately prior to the completion of this offering will not require that we separate the chairman of the board and chief executive officer positions, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time. Our board recognizes that depending on the circumstances, other leadership models, such as combining the role of chairman of the board with the role of chief executive officer, might be appropriate. Accordingly, our board may periodically review its leadership structure.

Our independent directors will meet alone in executive session periodically. The purpose of these executive sessions is to promote open and candid discussion among the independent directors.

Role of the Board in Risk Oversight. The board of directors is actively involved in oversight of risks that could affect us including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. This oversight is conducted in part through committees of the board of directors, but the full board of directors has retained responsibility for general oversight of risks. The board of directors satisfies this responsibility through full reports by each committee regarding its considerations and actions, regular reports directly from officers responsible for oversight of particular risks within the Company as well as through internal and external audits. Risks relating to the direct operations of the Bank are further overseen by the board of directors of the Bank, who are the same individuals who serve on the board of directors of the Company. Further, the board of directors oversees risks through the establishment of policies and procedures that are designed to guide daily operations in a manner consistent with applicable laws, regulations and risks acceptable to the organization.

Committees of the Board

Our board of directors has a standing audit committee, compensation committee, enterprise risk committee, and governance and nominating committee. Following the completion of the offering, our board of directors will have the same audit committee, compensation committee, enterprise risk committee, and nominating and corporate governance committee. The composition and responsibilities of each committee are described below.

Members serve, and will serve, on committees until their resignation or until otherwise determined by our board. Each of these committees has adopted a written charter that satisfies the applicable standards of the SEC and the NASDAQ Listing Rules, which we will post on our website upon completion of this offering.

Audit Committee. The audit committee is responsible for assisting our board of directors in its oversight of the integrity of our financial statements, the qualifications and independence of our independent auditors, and our internal financial and accounting controls. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee is also responsible for preparing the audit committee report that the SEC requires to be included in our annual proxy statement. The audit committee also has primary oversight for regulatory compliance.

The members of the audit committee are Ms. Macdonald and Messrs. Mackell, Jr., Newburg and Stuhlmiller. Mr. Newburg serves as chair of the audit committee. Following the completion of the offering, the members of the audit committee will be Ms. Lopez and Messrs. Flynn, Kozik, Newburg and Stuhlmiller, and Mr. Newburg will serve as the chair. Each member of the audit committee following the completion of the offering will qualify as an independent director under the corporate governance standards of the NASDAQ Listing Rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Newburg qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K.

Enterprise Risk Committee. The enterprise risk committee has primary oversight for credit risk, interest rate and liquidity risks, operational risk, reputation risk and strategic risk. The committee is responsible for establishing and recommending to the board appropriate risk parameters governing the overall level of such risks. The enterprise risk committee is responsible for reviewing reports and receiving presentations covering such risks including enterprise wide risks, stress testing, and both position and trend summaries across various disciplines within the Company and the Bank.

The members of the enterprise risk committee are Messrs. Mausert, Adamic, Carlino, Peciaro, and Weaving, and Messrs. Adamic and Mausert serve as co-chair of the enterprise risk committee. Following the completion of the offering, the members of the enterprise risk committee will be Messrs. Flynn, Kopp, Kozik, McCambridge and Sullivan, and Mr. Kopp will serve as the chair. Following the completion of the offering, each member of the enterprise risk committee will be a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an outside director as defined by Section 162(m) of the Code, and each will be an independent director as defined by the NASDAQ Listing Rules, including NASDAQ Listing Rule 5606(d)(2).

Compensation Committee. The compensation committee approves the compensation objectives for the Company, approves the compensation of the chief executive officer and approves or recommends to our board of directors for approval of the compensation for other executives. The compensation committee reviews all compensation components, including base salary, cash and stock incentives, benefits and other perquisites.

The members of the compensation committee are Messrs. Adamic, Carlino, Mausert, Peciaro and Stuhlmiller. Mr. Stuhlmiller serves as chair of the compensation committee. Following the completion of the offering, the members of the compensation committee will be Ms. Lopez and Messrs. Kopp, McCambridge, Stuhlmiller and Sullivan, and Mr. Sullivan will serve as the chair. Following the completion of the offering, each member of the compensation committee will be a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an outside director as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and each will be an independent director as defined by the NASDAQ Listing Rules, including NASDAQ Listing Rule 5606(d)(2).

Nominating and Corporate Governance Committee. The governance and nominating committee, which will be renamed the nominating and corporate governance committee upon the effectiveness of the offering, is responsible for making recommendations to our board of directors regarding candidates for directorships and the structure and composition of our board and the board committees. In addition, the committee is responsible for developing and recommending to our board corporate governance guidelines applicable to the Company and advising our board on corporate governance matters.

The members of the governance and nominating committee are Messrs. Mausert, Newburg and Stuhlmiller and Ms. Macdonald. Mr. Stuhlmiller serves as the chair of the governance and nominating committee. Following the completion of this offering, the members will be the chairman of the board and the chairpersons of the audit, compensation, and enterprise risk committees. Mr. Stuhlmiller, the chairman of the board, will serve as chair of the committee. Following the completion of the offering, Mr. Stuhlmiller will continue to serve as the chair. Each member of the nominating and corporate governance committee will be a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and an independent director as defined by the NASDAQ Listing Rules.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors including those officers responsible for financial reporting. Upon completion of this offering, we will post the code of business conduct and ethics on our website. We intend to disclose future amendments to the code or any waivers of its requirements on our website to the extent permitted by the applicable rules and exchange requirements.

Executive and Director Compensation

Executive Compensation

Summary Compensation Table. The following table sets forth information regarding compensation awarded to or earned by our named executive officers for service during the last completed fiscal year:

Name and Principal Positions	Year	Salary(1) ($)	Bonus(1) ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Michael A. Butler President and Chief Executive Officer	2013	367,500	257,250	196,613	44,437	865,800

Paul S. Musgrove(4) Former Executive Vice President, Chief Financial Officer	2013	222,995	50,000	52,500	25,350	350,845

Shepard D. Rainie Executive Vice President, Chief Risk Officer	2013	210,000	80,000	50,000	17,850	357,850

(1)	Amounts reflect amounts earned during the fiscal year ended December 31, 2013, whether or not actually paid during 2013.
(2)	Amounts reflect the grant date fair value, determined in accordance with FASB ASC Topic 718, of the target number of phantom performance units granted under the Phantom Performance Unit Program of First Trade Union Bank and Radius Bancorp Inc. for the 2013-2015 Cycle to each named executive officer during fiscal year 2013. Depending on performance during the performance cycle, the named executive officer may earn a number of phantom performance units ranging from 50% (threshold) to 150% (maximum) of the target number of phantom performance units. The grant date fair value of the maximum number of phantom performance units that may be earned is approximately $294,920 for Mr. Butler, $78,750 for Mr. Musgrove, and $75,000 for Mr. Rainie. Upon his departure from the Company on June 27, 2014, Mr. Musgrove forfeited his phantom performance units and all rights to receive payment thereunder.
(3)	Amounts reflect 401(k) matching and/or profit-sharing contributions and certain non-cash perquisites and personal benefits as set forth in the table below. In addition, for each named executive officer, we provide certain non-cash perquisites and personal benefits that include, but are not limited to, automobile leases, car insurance and club dues. The named executive officers participate in certain group life, health, disability insurance and medical reimbursement plans, not disclosed in the Summary Compensation Table, that are generally available to salaried employees and do not discriminate in scope, terms and operation.

	401(k) Matching and Profit-Sharing Contributions ($)	Insurance Premiums Paid ($)	Perquisites ($)	Total ($)
Michael A. Butler	17,850	3,785	22,802	44,437
Paul S. Musgrove(4)	17,850	—	7,500	25,350
Shepard D. Rainie	17,850	—	—	17,850

(4)	On June 27, 2014, Mr. Musgrove left the Company. On August 18, 2014 the Company hired James Malerba as its Executive Vice President and Chief Financial Officer. Because Mr. Malerba was not employed by the Company during the last completed fiscal year, he is not included in the table above.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2013:

		Stock Awards
Name		Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)(1)
Michael A. Butler
	(2)	1,479	176,267
	(3)	1,038	123,683

Paul S. Musgrove(4)
	(2)	366	43,606
	(3)	277	33,011

Shepard D. Rainie
	(2)	338	40,243
	(3)	264	31,484

(1)	Payout value is calculated by multiplying the closing market price of the Company’s common stock as of December 30, 2013 ($119.20) by the number of units that have not yet vested.
(2)	Represents the number of phantom performance units (without regard to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) granted under the Phantom Performance Unit Program of First Trade Union Bank and Radius Bancorp Inc. for the 2012-2014 Cycle, which will be earned, if at all, based on the Bank’s performance during the performance cycle ending December 31, 2014 and the value of which will be paid in a single lump sum payment of cash (less any required tax withholdings) on June 5, 2015, subject to the recipient’s continued employment through such payment date. The target number of phantom performance units (without regard to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) granted was 1,625 to Mr. Butler, 402 to Mr. Musgrove, and 371 to Mr. Rainie. Depending on performance during the performance cycle, the recipient may earn a number of phantom performance units ranging from 50% (threshold) to 150% (maximum) of the target number of phantom performance units. The Bank satisfied or exceeded the target performance goals for 2012 and 2013. The number of units reported in the table above is based on achieving target performance goals for 2012 and 2013 and threshold performance goals for 2014.
(3)	Represents the number of phantom performance units (without regard to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) granted under the Phantom Performance Unit Program of First Trade Union Bank and Radius Bancorp Inc. for the 2013-2015 Cycle, which will be earned, if at all, based on the Bank’s performance during the performance cycle ending December 31, 2015 and which will be paid in a single lump sum payment of cash (less any required tax withholdings) on June 10, 2016, subject to the recipient’s continued employment through such payment date. The target number of phantom performance units (without regard to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) granted was 1,701 to Mr. Butler, 454 to Mr. Musgrove, and 433 to Mr. Rainie. Depending on performance during the performance cycle, the recipient may earn a number of phantom performance units ranging from 50% (threshold) to 150% (maximum) of the target number of phantom performance units. The Bank satisfied or exceeded the target performance goals for 2013. The number of units reported in the table above is based on achieving target performance goals for 2013 and threshold performance goals for 2014 and 2015.
(4)	Upon his departure from the Company on June 27, 2014, Mr. Musgrove forfeited his phantom performance units and all rights to receive payment thereunder. On August 18, 2014 the Company hired James Malerba as its Executive Vice President and Chief Financial Officer. Because Mr. Malerba was not employed by the Company during the last completed fiscal year, he is not included in the table above.

Employment Agreements and Severance Arrangements

Employment Agreements with Michael Butler. Prior to the offering, both the Company and the Bank entered into substantially identical employment agreements with Michael Butler to secure his services as the Company’s and the Bank’s President and Chief Executive Officer. Mr. Butler’s employment agreements are being amended and restated in connection with, and effective as of, the closing of the offering. The amended and restated employment agreements establish the terms of Mr. Butler’s employment with the Company and the Bank. The employment agreements do not provide for duplicate benefits. Mr. Butler’s employment agreement with the Company sets forth the aggregate compensation and benefits payable for all services rendered to the Company and the Bank.

The amended and restated employment agreements will have a fixed term beginning on the date of effectiveness of the registration statement and ending on December 15, 2015. These employment agreements provide for a minimum annual base salary of $378,525, which is subject to regular review in accordance with the Company’s and the Bank’s practices and policies. In addition to base salary, the executive is eligible for a short-term cash incentive plan target of up to 50% of his base salary (or a greater amount as approved by our board of directors) and for a long-term cash or equity incentive plan target of up to 50% of his base salary (or a greater amount as approved by our board of directors), each upon the attainment of certain performance goals or objectives. Additionally, the Company and the Bank will provide the executive with term life insurance, supplemental disability insurance, use of a Company-owned automobile and country club dues reimbursement.

The Company and the Bank may terminate the executive’s employment, and the executive may resign, at any time with or without cause. In the event of termination of the executive’s employment during the term without “cause” within one year following, or six months preceding, a change in control, the Company and the Bank will continue to pay the executive an amount, in installments for 36 months, equal to three times the average of the executive’s base salary and short- and long-term incentive compensation for each of the past three years; and will provide continuation of, or reimbursement for the executive’s continuation of, the executive’s health, life, and disability insurance for 12 months. The same severance benefits would be payable if the executive resigns for “good reason” within the same period following an adverse change in the executive’s status or positions at the Company or the Bank; a material reduction in the executive’s base salary or short-term incentive plan target bonus opportunity, unless mandated by any regulatory authority having jurisdiction over the Company or the Bank; an involuntary relocation of the executive’s principal place of employment to a location more than 30 miles from the executive’s current principal place of employment; the failure to elect or reelect the executive as a director or the removal of the executive from such position; or the failure of the Company and the Bank to obtain an agreement from any successor to assume and perform the employment agreements within 15 days of a change in control. In the event of termination of the executive’s employment during the term without “cause” or if the executive resigns for “good reason,” the Company and the Bank will continue to pay the executive’s base salary, in installments, for 12 months; will pay the executive a lump sum payment equal to the sum of the executive’s pro-rated short-term incentive compensation and the long-term incentive compensation due as if a change in control had occurred; and will provide continuation of, or reimbursement for the executive’s continuation of, the executive’s health, life, and disability insurance for 12 months. The receipt of severance payments and benefits are contingent on the executive’s timely execution and non-revocation of a release of claims.

The agreements contain confidentiality restrictions and, except upon certain terminations in connection with a change in control, non-competition and non-solicitation clauses prohibiting the executive from directly or indirectly soliciting current or former customers of the Company or the Bank or directly or indirectly soliciting or attempting to solicit or induce any current or future employee of the Company or the Bank to leave the Company or the Bank, as applicable, for a period of one year following the executive’s termination of employment.

If we experience a change in ownership, a change in effective ownership or control, or a change in the ownership of a substantial portion of our assets as contemplated by Section 280G of the Code, a portion of any severance payments under the employment agreements might constitute an “excess parachute payment” under current federal tax laws. Any excess parachute payment would be subject to a federal excise tax payable by Mr. Butler and would be non-deductible by us for federal income tax purposes. The employment agreements do not provide a tax indemnity.

Severance, Change in Control, and Non-Solicitation Agreements. The Bank is currently party to Severance, Change in Control, and Non-Solicitation Agreements with Mr. Rainie and five of its executive officers who are not named executive officers which are being amended in connection with the offering to revise the definition of change in control to conform to that of the amended and restated employment agreements. Their purpose is to prevent the executive from leaving to pursue other employment out of concern for the security of his or her job. Upon completion of the offering, the Bank intends to enter into a similar severance, change in control, and non-solicitation agreement with Mr. Malerba as is currently in effect with Mr. Rainie.

In the event of an applicable executive’s termination of employment without “cause,” the Bank will pay the executive a severance payment equal to one year of the executive’s annual salary in effect as of the date of termination and will pay the executive’s COBRA premiums for one year. The same severance benefit would be payable in the event of an applicable executive’s termination of employment by the Bank without “cause” or by the executive for “good reason,” in each case within one year following, or six months preceding, a change in control except in the case of Messrs. Malerba and Rainie in which case the cash severance benefit is two years of the executive’s annual salary. The agreements contain non-competition and non-solicitation clauses prohibiting the executives from directly or indirectly soliciting current or former customers of the Bank or directly or indirectly soliciting or attempting to solicit or to induce any current or future employee of the Bank to leave the Bank for a period of one year following each executive’s termination of employment. The receipt of severance payments and benefits are contingent on the executive’s timely execution and non-revocation of a release of claims.

In the event that any amounts payable or benefits to be provided under these agreements would be nondeductible to us by reason of Section 280G of the Code, then such amounts shall be reduced to the extent necessary that such payments will no longer be ineligible for deduction by reason of Section 280G of the Code.

Severance Pay Plan. Effective as of the offering, the Bank will implement a Severance Pay Plan that provides severance benefits to eligible employees and officers, other than those individuals covered by a separate employment agreement or a severance, change in control, and non-solicitation agreement, whose employment is terminated without “cause” or by the employee or officer following a forced relocation, forced reduction in annual base salary, or a material adverse change in the employee’s or officer’s title, position, or responsibilities during the period commencing three months prior to a change in control and ending one year following the change in control. An employee or officer whose employment terminates under these circumstances is entitled to a lump sum payment equal to two weeks’ base salary, multiplied by the employee’s whole years of service, but such severance payment will not exceed 52 weeks of salary, nor shall it be less than four weeks of salary.

Senior Management Transaction Incentive Performance Awards. In 2012, the Bank entered into Senior Management Transaction Incentive Performance Award agreements with Mr. Butler, Mr. Musgrove, Mr. Rainie, and one of its executive officers who is not a named executive officer. Pursuant to each agreement, the recipient is eligible to receive a lump sum bonus payment upon the occurrence of an “exit transaction” during the three-year period beginning on June 1, 2012 and ending on May 31, 2015 where the value received in such exit transaction attains certain valuation metrics. While the completion of the offering does not constitute an exit transaction under these awards, our board of directors intends to make payment under these agreements to each recipient, with the exception of Mr. Musgrove, who left the company on June 27, 2014, in exchange for the cancellation of these agreements by each recipient. The payments to Mr. Butler, Mr. Rainie and one other officer who is not a named executive officer will be $394,181, $225,247 and $202,722, respectively, and will be made in connection with the closing of the offering. The net after-tax proceeds from these lump sum bonus payments will be reinvested in shares of Company common stock purchased in the offering by each recipient.

Retirement Benefits

401(k) Plan. The Bank currently sponsors the First Trade Union Bank Incentive Savings Plan, or the 401(k) Plan, which is a defined contribution profit-sharing plan with a salary deferral feature under Section 401(k) of the Code. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401 of the Code so that contributions to the 401(k) Plan and income earned on such contributions are not taxable to participants until withdrawn or distributed from the 401(k) Plan. With certain exceptions, all employees who have attained age 18 are eligible to make elective deferrals to the 401(k) Plan as of their date of hire and are eligible to receive matching contributions and/or profit-sharing contributions after their completion of six months of eligibility service.

A participant may contribute up to 100% of his or her compensation to the 401(k) Plan on a pre-tax and after-tax basis, subject to the contribution limits imposed by the Code. For 2014, the elective deferral contribution limit is $17,500; provided, however, that a participant over age 50 may contribute, on a pre-tax basis, an additional $5,500 to the 401(k) Plan. In addition to pre-tax and after-tax elective deferral contributions, the 401(k) Plan provides that the Bank may make discretionary matching contributions and/or profit-sharing contributions to each participant’s account. A participant is always 100% vested in his or her elective deferral contributions. However, participants will vest in their employer matching contributions and/or profit-sharing contributions, if any, at a rate of 25% per year, beginning after the completion of their second year of service, such that the participants will be 100% vested upon completion of five years of service. The 401(k) Plan permits a participant to direct the investment of his or her own account into various investment options.

Supplemental Executive Retirement Plans. The Bank has entered into an Amended & Restated Supplemental Executive Retirement Benefit Agreement and an Amended & Restated Executive Shared Control Insurance Agreement, each dated May 27, 1999, with one of the Bank’s executives who is not a named executive officer. The agreements call for the executive to be paid a monthly targeted retirement benefit for 15 years with the annual amount of the targeted benefit equal to 30% of the average annual base salary paid to such executive in the three years prior termination of employment. The agreements provide for the Bank to fund the purchase of split-dollar life insurance policies on the life of the executive. The Bank’s interest in the policy is the accumulated premiums paid, and the executive’s interest is the cash surrender value in excess of such accumulated premiums. If the value of the policy is sufficient to pay the executive the targeted retirement benefit, then any excess value is returned to the Bank for reimbursement of the premiums paid. If the value of the policy is insufficient to pay the executive the targeted retirement benefit, the Bank has no further obligation beyond the release of its interest in the policy. If the executive’s employment is terminated on account of death or disability, by the executive for “good reason” following a change in control, or by the Bank without “cause” and if the executive has five or more years of service at such termination, the Bank will release its interest in the policy. If we experience a change in ownership, a change in effective ownership or control or a change in the ownership of a substantial portion of our assets as contemplated by Section 280G of the Code, a portion of the value of the Bank’s interest in the policy so released might constitute an “excess parachute payment” under current federal tax laws. Any excess parachute payment would be subject to a federal excise tax payable by the executive, would be non-deductible by us for federal income tax purposes and would not be subject to any tax indemnity payable by us.

2003 Director and Officer Deferred Compensation Plan. In 2002, the Bank adopted a Deferred Compensation Plan for Directors and Officers (effective commencing calendar year 2003), which allowed participants to defer receipt of, for directors, their fees or, for officers, a portion of their compensation. At the time of deferral, the participant opted for the value to be determined as either “book” or “market” and elected the future year in which the deferred compensation was to be paid to him or her. The restricted stock shares were held in a “rabbi trust.” The value was paid to the participant at the first to occur of the time of maturity or the participant’s termination of service as a director or officer. Residual cash (only whole shares were issued) and all dividends were held in a cash account at the Bank. Additional shares of stock were purchased when the cash balance exceeded the then-current share value. The board of directors voted to discontinue the plan for calendar year 2006, and all balances were frozen at that time. One of our officers who is not a named executive officer and one non-employee director currently hold balances under this plan.

Equity and Equity-Based Incentive Plans

2014 Omnibus Incentive Plan

General. On September 17, 2014, the Company’s board of directors adopted the Radius Bancorp Inc. 2014 Omnibus Incentive Plan, or the 2014 Plan, and we expect the Company’s stockholders to approve the 2014 Plan prior to the completion of this offering. The 2014 Plan will become effective upon closing of the offering. We believe that adoption and maintenance of the 2014 Plan will assist us in recruiting, rewarding, and retaining employees, officers, non-employee directors, and other service providers. We believe that granting awards under the 2014 Plan will provide recipients with an incentive to contribute to the success of the Company and to operate and manage the Company’s business in a manner that will provide for the Company’s long-term growth and profitability to benefit its stockholders and other important stakeholders. To this end, the 2014 Plan provides for the grant of options, restricted stock, stock units, unrestricted stock, dividend equivalent rights, performance shares and other performance-based awards, other equity-based awards, and cash bonus awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals. A summary of the material terms of the 2014 Plan is set forth below. The summary is qualified in its entirety by reference to the full text of the 2014 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration of the 2014 Plan. The 2014 Plan is administered by the compensation committee, or the Committee, of our board of directors, and the Committee determines all terms of awards under the 2014 Plan. The Committee determines who will receive awards under the 2014 Plan, the type of award and its terms and conditions, and the number of shares of common stock subject to the award. The Committee also interprets the provisions of the 2014 Plan. During any period of time in which we do not have a compensation committee, the 2014 Plan will be administered by the board or another committee appointed by the board. References below to the “Committee” include a reference to the board or another committee appointed by the board for those periods in which the board or such other committee appointed by the board is acting.

Eligibility. All employees of the Company, the Bank, and their affiliates are eligible to receive awards under the 2014 Plan. In addition, non-employee directors, consultants, and advisors who perform services for the Company, the Bank, or their affiliates and any other individual whose participation in the 2014 Plan is determined to be in the best interests of the Company by the Committee may receive awards under the 2014 Plan, other than incentive stock options.

Share Authorization. We have reserved 500,000 shares of common stock for issuance pursuant to the 2014 Plan. In connection with stock splits, distributions, recapitalizations, and certain other events, the board or the Committee will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2014 Plan and the terms of outstanding awards. If any awards terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares of common stock subject to such awards will again be available for purposes of the 2014 Plan. However, the number of shares of common stock available for issuance under the 2014 Plan will not be increased by the number of shares of common stock (i) tendered or withheld or subject to an award surrendered in connection with the purchase of shares of common stock upon exercise of an option, (ii) deducted or delivered from payment of an award of a stock option in connection with the Company’s tax withholding obligations, or (iii) purchased by the Company with the proceeds from option exercises. The number of shares of common stock available for issuance under the 2014 Plan will be increased by the number of shares of common stock (i) tendered or withheld or subject to an award other than a stock option surrendered in connection with the purchase of shares of stock or deducted or (ii) delivered from the payment of an award other than a stock option in connection with the Company’s tax withholding obligations. Shares of common stock that are subject to awards will be counted against the 2014 Plan share limit as one share of common stock for every one share of common stock subject to the award. An award that, by its terms, cannot be settled in shares of common stock will not count against the share limits of the 2014 Plan.

The maximum number of shares of common stock subject to options that may be granted under the 2014 Plan to any person in any single calendar year is equal to 125,000 shares. The maximum number of shares of common stock that may be granted under the 2014 Plan to any person pursuant to an award, other than pursuant to an option, that is stock-denominated and is either stock- or cash-settled in any single calendar year is equal to 125,000 shares. The maximum amount that may be paid as a cash-denominated performance-based award (whether or not cash-settled) for a performance period of 12 months or less to any person eligible for an award is $1 million, and the maximum amount that may be paid as a cash-denominated performance-based award (whether or not cash-settled) for a performance period of greater than 12 months to any person eligible for an award is $1 million.

Options. The 2014 Plan permits the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options (that is, non-qualified stock options). Any or all of the shares of common stock available for issuance under the 2014 Plan are available for issuance pursuant to incentive stock options, but incentive stock options may only be granted to employees of the Company, the Bank, and their affiliates. The exercise price of each option will be determined by the Committee, provided that the exercise price cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted. If the Company grants incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of a share of our common stock on the date on which the option is granted. The Committee may not, without stockholder approval, reduce the exercise price of an option after the grant of the option, cancel an outstanding option in exchange for or substitution of a new option having an exercise price below that of the option that was surrendered, or cancel an outstanding option with an exercise price above the current share price in exchange for cash or other securities.

To the extent that the aggregate fair market value of shares of common stock determined on the date of grant with respect to which incentive stock options are exercisable for the first time during any calendar year exceeds $100,000, the option will be treated as a non-qualified stock option.

The term of an option cannot exceed 10 years from the date of grant. If the Company grants incentive stock options to any 10% stockholder, the term cannot exceed 5 years from the date of grant. The Committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability, or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of stock options may be accelerated by the Committee. Awards of options are nontransferable, except (i) for transfers by will or the laws of descent and distribution or (ii) if authorized in the applicable award agreement, for transfers of non-qualified stock options, not for value, to family members pursuant to the terms and conditions of the 2014 Plan.

Stock Awards. The 2014 Plan permits the grant of stock awards (which includes restricted stock and unrestricted stock). A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the Committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments, or otherwise, as the Committee may determine. Unless otherwise provided in an award agreement, a grantee who receives restricted stock will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares of common stock, except that the Committee may require any dividends to be reinvested in shares of common stock. Dividends paid on restricted stock which vests based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, when stock awards are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging, or otherwise encumbering or disposing of his or her award shares.

Stock Units. The 2014 Plan also permits the grant of stock units. Stock units represent the grantee’s right to receive a compensation amount, based on the value of the shares of common stock, if vesting criteria established by the Committee are met. If the vesting criteria are met, the Company will settle stock units in cash, shares of common stock, or a combination of the two. A grantee who receives stock units will have no rights of a stockholder as to the shares of common stock on which the stock unit is based, though the Committee may provide that a grantee of stock units will be entitled to receive dividends paid on an equivalent number of shares of common stock. The Committee may provide that any such dividends will be deemed reinvested in shares of common stock. Dividends paid on stock units which vest based on the achievement of performance goals will not vest unless the applicable performance goals are achieved. During the period, if any, when stock units are non-transferable or forfeitable, a grantee is prohibited from selling, transferring, assigning, pledging, or otherwise encumbering or disposing of his or her stock units.

Dividend Equivalents. The 2014 Plan permits the grant of dividend equivalents in connection with the grant of any equity-based award. Dividend equivalents may be paid currently or accrued as contingent cash obligations and may be payable in cash, shares of common stock, or a combination of the two. The Committee will determine the terms of any dividend equivalents. No dividend equivalent rights can be granted in tandem with an option, and no dividend equivalent rights granted as a component of a performance award will vest unless the underlying performance goals are achieved.

Performance-Based Awards. The 2014 Plan permits the grant of performance shares, cash incentives, and other performance-based awards in such amounts and upon such terms as the Committee may determine. Each grant of a performance-based award will have an initial value or an actual or target number of shares of common stock that is established by the Committee at the time of grant. The Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance shares or other performance-based awards that will be paid out to a grantee. The performance goals generally will be based on one or more of the performance measures described below. The Committee will establish the performance periods for performance-based awards. Performance-based awards may be payable in cash or shares of common stock, or a combination thereof, as determined by the Committee.

The 2014 Plan identifies some conditions that may warrant revision or alteration of performance goals after they are established by the Committee. Such conditions may include the following: (a) asset write-downs; (b) litigation or claims, judgments, or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization or restructuring events or programs; (e) extraordinary, non-core, non-operating, or non-recurring items; (f) acquisitions or divestitures; (g) foreign exchange gains and losses; (h) tax valuation allowance reversals; (i) impairment expense; and (j) environmental expense.

Performance Measures. The 2014 Plan permits the Committee to grant awards to covered executive officers that will constitute qualified performance-based compensation for purposes of Section 162(m) of the Code. Section 162(m) of the Code limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1 million for compensation paid to each of their chief executive officer and their three highest compensated executive officers (other than the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation is excluded from this limitation. The 2014 Plan is designed to permit the Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) of the Code, but it is not required under the 2014 Plan that awards qualify for this exception.

To qualify as performance-based: (i) the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals; (ii) the performance goal under which compensation is paid must be established by a committee of the board, such as the Committee, comprised solely of two or more directors who qualify as outside directors for purposes of the exception; (iii) the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders before payment is made in a separate vote; and (iv) the relevant committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

Under the 2014 Plan, one or more of the following business criteria will be used by the Committee in establishing performance goals: (1) net earnings or net income; (2) operating earnings; (3) pretax earnings; (4) earnings per share; (5) share price, including growth measures and total stockholder return; (6) earnings before interest and taxes; (7) earnings before interest, taxes, depreciation, and/or amortization; (8) earnings before interest, taxes, depreciation, and/or amortization as adjusted to exclude any one or more of the following: stock-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation, and/or integration charges and costs; reorganization and/or recapitalization charges and costs; impairment charges; gain or loss related to investments; sales and use tax settlement; and gain on non-monetary transactions; (9) sales or revenue growth, whether in general, by type of product or service, or by type of customer; (10) gross or operating margins; (11) return measures, including return on assets, capital, investment, equity, sales, or revenue; (12) cash flow, including: operating cash flow; free cash flow, defined as earnings before interest, taxes, depreciation, and/or amortization (as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure specified in clause (8) above) less capital expenditures; levered free cash flow, defined as free cash flow less interest expense; cash flow return on equity; and cash flow return on investment; (13) productivity ratios; (14) expense targets; (15) market share; (16) financial ratios as provided in credit agreements of the Company and its subsidiaries; (17) working capital targets; (18) completion of acquisitions of businesses or companies; (19) completion of divestitures and asset sales; (20) customer satisfaction; or (21) any combination of the foregoing business criteria. The Committee may base performance goals on a Company-wide basis, with respect to one or more business units, divisions, affiliates, or operating segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

The Committee has the authority to provide for accelerated vesting of any performance-based award based on the achievement of performance goals pursuant to the performance measures and the discretion to adjust awards that are intended to qualify as performance-based compensation, either on a formula or discretionary basis, or on any combination thereof, as the Committee determines in a manner consistent with the requirements of Code Section 162(m) for deductibility.

Other Equity-Based Awards. The 2014 Plan permits the grant of other types of stock-based awards. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, and may be restricted or unrestricted, as determined by the Committee. The terms and conditions that apply to other equity-based awards are determined by the Committee.

Change in Control. Unless otherwise provided in an applicable award agreement, if the Company experiences a change in control in which outstanding awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (1) except for performance-based awards, all shares of restricted stock and stock units will vest and the underlying shares of common stock and all dividend equivalent rights will be delivered immediately before the change in control; and (2) at the discretion of the Committee, either of the following actions will be taken: (A) all options will become exercisable 15 days before the change in control and terminate upon the completion of the change in control, or (B) all options, restricted stock, stock units, and dividend equivalents will be cashed out in connection with the change in control. In the case of performance-based awards, the awards will be treated as though target performance has been achieved and will be paid in cash or converted into unrestricted stock.

Unless otherwise provided in an applicable award agreement, if the Company experiences a change in control in which outstanding awards will be assumed or continued by the surviving entity: (1) the 2014 Plan and awards granted thereunder will continue under their terms, with appropriate adjustments as to the number of shares and option exercise prices, and (2) to the extent the employment of a grantee is terminated without “cause” (as defined in the 2014 Plan) within one year following the consummation of such change in control, the grantee’s award will fully vest and may be exercised, to the extent applicable, during the one-year period immediately following such termination of employment.

Adjustments for Stock Splits and Similar Events. The Committee will make appropriate adjustments in outstanding awards and the number of shares of common stock available for issuance under the 2014 Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

Amendment or Termination. The board of directors may amend, suspend, or terminate the 2014 Plan at any time; provided that no amendment, suspension, or termination may adversely impair the benefits of grantees with outstanding awards without the grantees’ consent. The Company’s stockholders must approve any amendment if such approval is required by the board or under applicable law or stock exchange requirements. The Company’s stockholders also must approve any amendment that changes the no-repricing provisions or the option pricing provisions of the 2014 Plan. The 2014 Plan will automatically terminate on the day preceding the 10th anniversary of the closing of the offering, but it may be terminated earlier by the board at any time.

Phantom Performance Unit Program

General. In June 2012, the Bank and the Company established a Phantom Performance Unit Program. The purpose of the program is to provide long-term incentive opportunities that are directly-linked to the long-term performance of the Company and the Bank to align the participant’s interests with the stockholders. All directors and officers, including our named executive officers, are eligible to participate in the program. The Company and the Bank have determined not to grant any additional awards under the program after the closing of the offering. However, the program will continue to govern the terms and conditions of the awards granted under the program outstanding as of the date of this prospectus, which include the 2012-2014, 2013-2015, and 2014-2016 performance cycles and which constitute 170,400 target phantom performance units (after giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) granted to both employees and non-employee directors.

Types and Terms of Awards. The program provides for the grant of phantom performance units. Each unit that vests represents the right to receive a lump sum cash payment equal to the number of vested units multiplied by the per unit value (determined as of the most recent valuation date preceding the date of payment). The phantom performance units are earned based on the achievement of certain absolute measures and relative total shareholder return targets, each weighted 50%, during each year of a three-year performance period and over the three-year performance period as a whole. After the end of the three-year performance period, participants become vested and receive a lump sum cash payment for the total number of units that are earned during the performance period. Participants must generally be employed at the time of payment to receive a payment under the program. If a participant has entered into an agreement with the Bank that provides for payment with respect to performance bonuses following a termination of employment, the participant will receive the greater of the payment under the program or the payment specified in such agreement for terminations unrelated to a change in control.

Upon a change in control during the three-year performance period, the program provides for accelerated payment of outstanding awards in a lump sum based on actual performance for completed performance segments and based on a pro-rated portion of the greater of the target or actual performance for any ongoing performance segment. The closing of the offering shall not constitute a change in control under this program.

2009 Deferred Incentive Plan

General. In June 2009, the Company established the 2009 DIP. The Company may amend or terminate the 2009 DIP at any time, and the Company has determined not to grant any additional awards under the 2009 DIP after the closing of the offering. However, the 2009 DIP will continue to govern the terms and conditions of the awards granted under the 2009 DIP outstanding as of the date of this prospectus, which constitute (1) aggregate deferred incentive awards totaling approximately $385,500 to both employees and non-employee directors and (2) restricted stock awards covering approximately 1,970 shares (after giving effect to the 10-for-1 forward stock split of our common stock which occurred on August 7, 2014) to non-employee directors.

Types and Terms of Awards. The 2009 DIP provides for the grant of deferred incentive awards and restricted stock to certain employees and non-employee directors designated by the plan administrator and approved by the Company’s board of directors. Deferred incentive awards and dividends on unvested restricted stock are credited to a participant’s account. A participant’s account balance accrues interest credits equal to the one-year U.S. Treasury Note published in the Wall Street Journal plus 1% each January 1st and July 1st.

Upon vesting, a participant’s account is settled in a lump sum cash payment, and the restrictions applicable to shares of restricted stock lapse. A participant fully vests in his or her award under the 2009 DIP on the third anniversary of the date of grant, or if the participant has attained age 62 and at least 25 years of service on the date of grant, on the first day of the 14th month from the date of grant. The 2009 DIP provides for accelerated vesting of outstanding awards upon the participant’s termination of employment other than “cause” following a change in control. The closing of the offering shall not constitute a change in control under the 2009 DIP. The 2009 DIP also provides for accelerated vesting of outstanding awards upon a director participant’s failure to be re-elected to the Company’s board of directors.

Director Compensation

Director Fees. During 2014, each non-employee director, with the exception of the chairman of our board of directors, will receive an annual base retainer of $17,500, and the chairman of our board of directors will receive an annual base retainer of $27,500. These amounts shall be paid in equal monthly installments. In addition, our non-employee directors will receive the following compensation for their board services, as applicable:

•	each non-employee director will receive a $5,000 long-term incentive award;

•	each non-employee director will receive $500 per meeting of the board of directors or a committee thereof attended in person and $300 per meeting of the board of directors or a committee thereof attended via conference call; and

•	chairs of each committee will receive an additional annual retainer of $3,000.

Notwithstanding the foregoing, non-employee directors will not receive payment for attendance of meetings of the governance and nominating committee, which will be renamed the nominating and corporate governance committee upon the effectiveness of the offering, unless such meetings are held outside the standard board meeting schedule.

During 2013, with the exception of Mr. Peciaro, each non-employee director received the same annual base retainer, long-term incentive award, and per meeting fees as set forth above for 2014. The following table sets forth information concerning compensation accrued or paid to our non-employee directors during the year ended December 31, 2013, for their service on our board. Directors who are also our employees receive no additional compensation for their service as directors and are not set forth in the table below.

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Dale Stuhlmiller	41,800	5,000	46,800
Stephan Adamic(3)	19,767	5,000	24,767
Robert Carlino(3)	28,600	5,000	33,600
Georgina Macdonald(3)	30,100	5,000	35,100
Thomas Mackell, Jr.(3)	26,700	5,000	31,700
William Mausert(3)	30,742	5,000	35,742
Howard Newburg	28,500	5,000	33,500
Albert Peciaro(3)(4)	0	0	0
Thomas Roberts(5)	14,150	5,000	19,150
Raymond Weaving(3)	28,500	5,000	33,500

(1)	Includes annual base retainer payments, per meeting fees, and/or chairmanship fees earned during fiscal year 2013, whether such fees were paid currently or deferred.
(2)	Amounts reflect the grant date fair value, determined in accordance with FASB ASC Topic 718, of the target number of phantom performance units granted under the Phantom Performance Unit Program of First Trade Union Bank and Radius Bancorp Inc. for the 2013-2015 Cycle to each non-employee director during fiscal year 2013.
(3)	Will resign as a director of the Company and the Bank immediately following the completion of this offering.
(4)	As a representative of the New England Carpenters’ Combined Funds and the Empire State Carpenters’ Pension Fund, Mr. Peciaro did not receive any compensation for his services as a director.
(5)	Mr. Roberts received compensation for his service as a member of the board of directors until his death on June 10, 2013.

Mr. Weaving has a balance under the 2003 Director and Officer Deferred Compensation Plan. Upon his resignation as a director of the Company and the Bank immediately following the completion of this offering, the value of his balance will be paid to him in a lump sum. For additional information about this plan, see “Executive and Director Compensation—Retirement Benefits.”

Non-employee directors also participate in the Phantom Performance Unit Program and 2009 DIP. The long-term incentive awards granted to non-employee directors are granted pursuant to the Phantom Performance Unit Program. For additional information about this program and plan and awards granted thereunder, see “Executive and Director Compensation—Phantom Performance Unit Program” and “—2009 Deferred Incentive Plan.”

Directors’ Retention Payments. Each non-employee director who will resign as a director of the Company and the Bank immediately following the completion of the offering is eligible to receive a retention payment of up to $8,750 in the sole discretion of our board of directors based upon such director’s service and efforts related to the offering.

Certain Relationships And Related Party Transactions

The following is a description of transactions, since January 1, 2011, to which we have been a party or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers or directors, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than compensation, termination and change of control arrangements, which are described under “Executive and Director Compensation—Employment Agreements and Severance Arrangements” and “—Directors’ Compensation.”

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans to our executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by a bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the bank and must not involve more than the normal risk of repayment or present other unfavorable features. The aggregate amount of our loans to our directors, executive officers and their related entities was $414 thousand and $37 thousand and $0 at June 30, 2014, December 31, 2013 and December 31, 2012, respectively. These loans were originated in compliance with applicable federal regulations and, as of June 30, 2014, were performing according to their original terms.

Deposit Retention Agreements. As of June 30, 2014, the Funds (with their related parties) controlled $159.7 million, or 26.8% of our total deposits. Because the Funds use their deposit accounts with us as a source of liquidity, the daily balances in the accounts fluctuate significantly. We have entered into deposit retention agreements with the Funds pursuant to which the Funds have agreed to maintain certain savings and demand deposit accounts with the Bank for a period of not less than three years following the completion of this offering, to continue to use such accounts for the same purpose and in the same manner as they have recently, and to continue to obtain deposit and cash management services from the Bank in substantially the same proportion (as compared to other providers of such services) as each funds has recently obtained such services. Each of the Funds has further agreed to maintain its accounts and related deposits in a manner consistent with any applicable governmental authority’s definition of “core deposits” applicable to the Bank. If the Funds do not comply with the terms of the deposit retention agreements, remove a significant portion of their deposits in accordance with the terms of the agreements, which permit the Funds to withdraw deposits in certain circumstances, including if the Bank fails to be deemed “well capitalized” by its regulators, or remove a significant portion of their deposits following the expiration of the agreements, we may be forced to seek other sources of deposits or increase our borrowings, which may increase our costs, thereby adversely affecting our results of operations and financial condition.

Other Transactions. Since the beginning of our last fiscal year, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers or directors had or will have a direct or indirect material interest.

Principal and Selling Stockholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2014, and as adjusted to reflect the sale of shares of common stock in this offering.

We have based our calculation of beneficial ownership prior to this offering on                  shares of common stock outstanding on June 30, 2014. We have based our calculation of beneficial ownership after this offering on                  shares of our common stock outstanding immediately following the completion of this offering, which gives effect to the issuance of                  shares of common stock in this offering. Ownership information assumes no exercise of the underwriters’ over-allotment option.

As of June 30, 2014, none of our directors and executive officers beneficially owns shares of our common stock. Certain of our directors and executive officers, including their affiliates, have indicated an interest in purchasing approximately $         of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, less or no shares in this offering. In addition, as described under “Executive and Director Compensation—Employment Agreements and Severance Arrangements,” in connection with the completion of the offering and in exchange for the cancellation of their Senior Management Transaction Incentive Performance Award agreements, Mr. Butler, Mr. Rainie and one other officer who is not a named executive officer will each receive a lump sum bonus payment, the net after-tax proceeds of which will be reinvested in shares of our common stock purchased in the offering. The information set forth in the table below does not reflect any potential purchase of any shares in this offering by such parties.

Information with respect to beneficial ownership has been furnished to us by each stockholder who holds more than 5% of any class of our voting securities. Beneficial ownership is determined according to the rules of the SEC and generally means that a party possesses sole or shared voting or investment power of that security. Each of the beneficial owners named in the table below has, and upon completion of this offering will have, to our knowledge, sole voting and investment power with respect to all shares of common stock listed as beneficially owned, except, in the case of our directors and executive officers, for shares owned jointly with that person’s spouse. Unless otherwise indicated, the address for each stockholder in the table below is c/o Radius Bancorp Inc., One Harbor Street, Suite 201, Boston, Massachusetts 02210.

	Shares Beneficially Owned Before this Offering		Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After this Offering(6)
Name And Address Of Beneficial Owner(1)	Number	%		Number	%
5% Stockholders:

New England Carpenters’ Pension Fund(2)	1,350,960	32.1			3.14
New England Carpenters’ Guaranteed Annuity Fund(2)	755,390	17.9			1.76
Empire State Carpenters’ Pension Fund(3)	2,106,350	50.0			4.90
Directors and Executive Officers:
Michael Butler	—	—
Dale Stuhlmiller	—	—
Stephan Adamic(4)	—	—
Robert Carlino(4)	—	—
Seth Felix	—	—
Christopher Flynn(5)	—	—
Bradford Kopp(5)	—	—
Robert Kozik(5)	—	—
Robert Landstein	—	—
Alicia Lopez(5)	—	—
Georgina Macdonald(4)	—	—
Thomas Mackell, Jr.(1)	—	—
James Malerba	—	—
William Mausert(1)	—	—
Robert McCambridge(5)	—	—
Howard Newburg	—	—
Joann Noble	—	—
Albert Peciaro(4)	—	—
Shepard Rainie	—	—
Dale Stuhlmiller	—	—
Raymond Weaving(4)	—	—
Robert Sullivan(5)	—	—
All executive officers and directors as a group (22 persons)	—	—

(1)	At June 30, 2014, 130 shares were held in the rabbi trust established in connection with the Company’s Director and Officer Deferred Compensation Plan.
(2)	The address for New England Carpenters’ Combined Funds is 350 Fordham Road, Wilmington, Massachusetts 01887. As trustees of New England Carpenters’ Combined Funds, the following persons exercise dispositive powers over the common stock: Thomas Steeves, Michael Shaughnessy, George A. Allen, William Shea, George Bidgood, C. Joseph Williams, Thomas O’Connor, III, Thomas Gunning, John Dargin, Mark Erlich, Gary DeCosta, John Murphy, Richard Braccia, Brian Richardson, Joseph Gangi, Jr., Jack Donahue and Jason Garand.
(3)	The address for Empire State Carpenters’ Pension Fund is 270 Motor Parkway, Hauppauge, New York 11788. The following persons exercise voting and dispositive power over the common stock of Empire State

Carpenters’ Pension Fund: Samuel Halpern, Nicholas Davies, Frank Domeisen, Michael Johnson and Ryan Lennie. Voting power also is exercised by Andrew Irving and Eric Elbell. The address for each of these individuals is 2 Pierce Place, Itasca, IL 60143.
(4)	Will resign as director of the Company and the Bank upon completion of this offering.
(5)	Will become a director of the Company and the Bank upon the completion of this offering.
(6)	Column values represent amounts of shares that the named entities and individuals have indicated they would like to purchase in the offering.

Supervision and Regulation

General

The Bank is a federal savings association and our wholly owned subsidiary. We are a Delaware corporation and a registered savings and loan holding company. The Bank’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation, or FDIC. The Bank is subject to extensive regulation by the Office of the Comptroller of the Currency, or OCC, its primary federal regulator, and by the FDIC, its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the OCC concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. The Bank must comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, or CFPB. The Bank is a member of and owns stock in the Federal Home Loan Bank, or FHLB, of Boston, which is one of the 12 regional banks in the FHLB System.

As a savings and loan holding company, we are subject to examination, supervision and regulation by, and are required to file certain reports with, the Federal Reserve Board. We also will be subject to the rules and regulations of the SEC under the federal securities laws.

The federal bank regulatory structure limits the activities in which an institution can engage and is intended primarily for the protection of depositors and the deposit insurance fund, rather than for the protection of stockholders and creditors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies concerning the establishment of deposit insurance assessment fees, classification of assets and establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, the Federal Reserve Board or the United States Congress, could have a material adverse impact on the financial condition and results of operations of the Company and the Bank. As is further described below, the Dodd-Frank Act has significantly changed the bank regulatory structure and may affect the lending, investment and general operating activities of depository institutions and their holding companies.

Set forth below are certain material regulatory requirements that are applicable to us and the Bank. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on us and the Bank. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on us, the Bank and our operations.

Dodd-Frank Act

The Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies. However, the Dodd-Frank Act’s changes go well beyond that and affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. The legislation also established a floor for capital of insured depository institutions that cannot be lower than the standards in effect upon passage and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.

The Dodd-Frank Act created the CFPB with broad powers to supervise and enforce consumer financial protection laws. The CFPB has extensive rule-making authority for a wide range of consumer financial protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets with respect to the consumer financial protection laws. Banks and savings institutions with $10 billion or less in assets are still examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of an insured depository financial institution, rather than on total deposits. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250 thousand per depositor, retroactive to January 1, 2008. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to executives of insured depository institutions and their holding companies, regardless of whether the company is publicly traded or not. Further, the legislation mandated regulations requiring that originators of securitized loans retain a percentage of the risk for transferred loans, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contained a number of reforms related to mortgage origination.

The Dodd-Frank Act also required the CFPB to issue regulations requiring lenders to make a reasonable good faith determination as to a prospective borrower’s ability to repay a residential mortgage loan. The final “ability to repay” rules, which became effective January 10, 2014, establish a “qualified mortgage” safe harbor for loans whose terms and features are deemed to make the loan less risky.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations that have not been written or issued in final form. Their impact on our operations cannot yet fully be assessed. However, there is a significant possibility that the Dodd-Frank Act will result in an increased regulatory burden and compliance, operating and interest expense for us and the Bank.

Holding Company Regulation

General. We are a savings and loan holding company within the meaning of the Home Owners’ Loan Act, as amended, or HOLA. As such, we are registered with the Federal Reserve Board and subject to regulations, examinations, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over us. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary insured depository institution.

Activity Restrictions. Laws governing savings and loan holding companies historically have classified such entities based upon the number of thrift institutions which they control. We are classified as a unitary savings and loan holding company because we control only one thrift, the Bank. Under the Gramm Leach Bliley Act of 1999, or the GLB Act, any company which becomes a unitary savings and loan holding company pursuant to a charter application filed with the Office of Thrift Supervision after May 4, 1999, is prohibited from engaging in non-financial activities or affiliating with non-financial companies. We became a unitary savings and loan holding company after May 4, 1999 and are prohibited from engaging in non-financial activities or affiliating with non-financial companies.

Acquisition of Control. HOLA and the Federal Reserve Board’s implementing regulations prohibit a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution without prior Federal Reserve Board approval. In addition, a savings and loan holding company is prohibited from directly or indirectly acquiring, through mergers, consolidation or purchase of assets, another insured depository institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution or company without prior Federal Reserve Board approval.

Under the Federal Change in Bank Control Act and the Federal Reserve Board’s implementing regulations, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Acquisitions subject to approval under the HOLA are exempt from the prior notice requirement, but are subject to the requirement to obtain prior Federal Reserve Board Approval. Control, as defined under the Change in Bank Control Act and the Federal Reserve Board’s implementing regulations, means the power to directly or indirectly direct the management or policies of a savings and loan holding company or to vote 25% or more of any class of voting securities of a savings and loan holding company. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock, is subject to a rebuttable presumption of control by the Federal Reserve Board if the savings and loan holding company has registered securities under Section 12 of the Securities Exchange Act or if no other person will own, control or hold the power to vote a greater percentage of that class of voting stock immediately after the acquisition. There are also rebuttable presumptions in the regulations concerning whether a group is “acting in concert,” including presumed concerted action among members of an “immediate family.” Accordingly, the filing of a notice with the Federal Reserve Board would be required before any person or group of persons acting in concert could acquire 10% or more of our common stock, unless the person or group of persons files a rebuttal of control that is accepted by the Federal Reserve Board.

Capital. In July 2013, the Federal Reserve Board, the OCC and the FDIC approved new rules, or the New Capital Rules, establishing a new comprehensive capital framework for U.S. banking organizations. Prior to the enactment of the Dodd-Frank Act, savings and loan holding companies were not subject to regulatory capital requirements. Pursuant to the Dodd-Frank Act, as a saving and loan holding company, we will be subject to the New Capital Rules.

The New Capital Rules: (i) introduce a new capital measure called “Common Equity Tier 1,” or CET1, and related regulatory capital ratio of CET1 to risk-weighted assets; (ii) specify that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting certain revised requirements; (iii) mandate that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital; and (iv) expand the scope of the deductions from and adjustments to capital as compared to existing regulations. Under the New Capital Rules, for most banking organizations, including us, the most common form of Additional Tier 1 capital is non-cumulative perpetual preferred stock and the most common forms of Tier 2 capital are subordinated notes and a portion of the allocation for loan and lease losses, in each case, subject to the New Capital Rules’ specific requirements.

Pursuant to the New Capital Rules, the minimum capital ratios as of January 1, 2015 will be as follows:

•	4.5% CET1 to risk-weighted assets

•	6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets

•	8.0% Total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and

•	4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the “leverage ratio”).

The New Capital Rules also introduce a new “capital conservation buffer,” composed entirely of CET1, on top of these minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity and other capital instrument repurchases and compensation based on the amount of the shortfall. Thus, when fully phased-in on January 1, 2019, the capital standards applicable to us will include an additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios inclusive of the capital conservation buffer of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) Total capital to risk-weighted assets of at least 10.5%.

The New Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such items, in the aggregate, exceed 15% of CET1.

In addition, under the current general risk-based capital rules, the effects of accumulated other comprehensive income or loss, or AOCI, items included in stockholders’ equity (for example, mark-to-market of securities held in the available-for-sale portfolio) under U.S. GAAP are reversed for the purposes of determining regulatory capital ratios. Pursuant to the New Capital Rules, the effects of certain AOCI items are not excluded; however, non-advanced approaches banking organizations, including us, may make a one-time permanent election to continue to exclude these items. This election must be made concurrently with the first filing of certain of our periodic regulatory reports in the beginning of 2015. The New Capital Rules also preclude certain hybrid securities from inclusion in a holding company’s Tier 1 capital. However, depository institution holding companies with total consolidated assets of less than $15 billion as of year-end 2009 are permitted to continue to count as Tier 1 capital trust preferred securities issued before May 19, 2010.

Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2015 and will be phased-in over a 4-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and increase by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019.

The New Capital Rules prescribe a new standardized approach for risk weightings that expand the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset classes.

We believe that we will be able to comply with the targeted capital ratios upon implementation of the New Capital Rules.

Source of Strength. Federal Reserve Board policy requires savings and loan holding companies to act as a source of financial and managerial strength to their depository institutions. The Dodd-Frank Act codified the requirement that holding companies act as a source of financial strength. As a result, we will be expected to commit resources to support the Bank, including at times when we may not be in a financial position to provide such resources.

Dividends. We receive substantially all of our revenue from dividends from the Bank. These dividends are the principal source of funds to pay dividends on our common stock and interest and principal on our debt. Federal laws and regulations limit the amount of dividends that the Bank may pay to us and may limit the dividends that we may pay our stockholders. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event the Bank is unable to pay dividends to us, we may not be able to service debt, pay obligations or pay dividends on our preferred or common stock. The inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations.

Regulation of Federal Savings Associations

General. As a federal savings association, the Bank is subject to supervision, regulation and examination by the OCC and to HOLA and regulations of the OCC which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, the Bank is subject to federal consumer financial protection laws and regulations. The approval of the OCC is required for a federal savings association to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities. Any federal savings association that does not operate in accordance with the regulations, policies and directives of the OCC may be sanctioned. The OCC may suspend or remove directors or officers of a bank who have violated the law, conducted a bank’s business in a manner that is unsafe, unsound or contrary to the depositors’ interests, or been negligent in the performance of their duties. In addition, the OCC has the authority to appoint a receiver or conservator if it is determined that the bank is conducting its business in an unsafe or unauthorized manner, and under certain other circumstances.

Business Activities. The Bank derives its lending and investment powers from HOLA, and the regulations of the OCC. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities, and certain other assets. The Bank may also establish service corporations that may engage in activities not otherwise permissible for the Bank, including certain real estate equity investments. The Bank’s authority to invest in certain types of loans or other investments is limited by federal law and regulation.

Loans to One Borrower. The Bank is generally subject to the same limits on loans to one borrower as a national bank. With specified exceptions, the Bank’s total loans or extensions of credit to a single borrower cannot exceed 15% of the Bank’s unimpaired capital and surplus, which does not include accumulated other comprehensive income. The Bank may lend additional amounts up to 10% of its unimpaired capital and surplus, which does not include accumulated other comprehensive income, if the loans or extensions of credit are fully-secured by readily-marketable collateral. The Bank currently complies with applicable loans-to-one borrower limitations.

QTL Test. Under federal law, the Bank must comply with the qualified thrift lender, or QTL test. Under the QTL test, the Bank is required to maintain at least 65% of its “portfolio assets” in certain “qualified thrift investments” in at least nine months of the most recent 12-month period. “Portfolio assets” means, in general, the Bank’s total assets less the sum of:

•	specified liquid assets up to 20% of total assets;

•	goodwill and other intangible assets; and

•	the value of property used to conduct the Bank’s business.

“Qualified thrift investments” include certain assets that are includable without limit, such as residential and manufactured housing loans, home equity loans, education loans, small business loans, credit card loans, mortgage backed securities, Federal Home Loan Bank stock and certain U.S. government obligations. In addition, certain assets are includable as “qualified thrift investments” in an amount up to 20% of portfolio assets, including, certain consumer loans and loans in “credit-needy” areas.

The Bank may also satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code of 1986, as amended. The Bank met the QTL test at June 30, 2014, and in each of the prior 12 months, and, therefore, is a “qualified thrift lender.” Failure by the Bank to maintain its status as a QTL would result in restrictions on activities, including restrictions on branching and the payment of dividends. If the Bank were unable to correct that failure for a specified period of time, it must either continue to operate under those restrictions on its activities or convert to a bank charter. In the event the Bank converts its charter to a national bank charter, the Bank would no longer be required to comply with the QTL test.

Capital Requirements. OCC regulations require savings associations to meet three minimum capital standards:

•	a tangible capital ratio requirement of 1.5% of total assets as adjusted under the OCC regulations;

•

a leverage ratio requirement of 3.0% of core capital to such adjusted total assets, if the Bank has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System; otherwise, the minimum leverage ratio for any other depository institution that does not have a composite rating of 1 will be a leverage ratio requirement of 4.0% of core capital to adjusted total assets; and a risk-based capital ratio requirement of 8.0% of the Bank’s risk-weighted assets, provided that the amount of supplementary capital used to satisfy this requirement may not exceed 100% of the Bank’s core capital.

Higher capital ratios may be required if warranted by particular circumstances, including the risk profile of the depository institution. In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must multiply its on-balance sheet assets and certain off-balance sheet items by the appropriate risk weights, which range from 0% for cash and obligations issued by the United States government or its agencies to 100% for consumer, commercial loans, home equity and construction loans and certain other assets as assigned by the OCC capital regulations based on the risks found by the OCC to be inherent in the type of asset.

Tangible capital is defined, generally, as common stockholder’s equity (including retained earnings), certain noncumulative perpetual preferred stock and related earnings, minority interests in equity accounts of fully consolidated subsidiaries, less intangible assets (other than certain servicing rights and nonsecurity financial instruments) and investments in and loans to subsidiaries engaged in activities not permissible for a national bank. Core capital (or tier 1 capital) is defined similarly to tangible capital. Supplementary capital (or tier 2 capital) includes cumulative perpetual and other perpetual preferred stock, mandatory convertible subordinated debt securities, perpetual subordinated debt and the allowance for loan and lease losses. In addition, up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair values may be included in tier 2 capital. The allowance for loan and lease losses includable in tier 2 capital is limited to a maximum of 1.25% of risk-weighted assets.

As with the Company, the Bank will be subject to the New Capital Rules on the same phase-in schedule. We believe that the Bank similarly will be able to comply with the targeted capital ratios upon implementation of the New Capital Rules.

Dividends. The OCC imposes various restrictions or requirements on the Bank’s ability to make capital distributions, including cash dividends. The Bank must file an application for prior approval with the OCC if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to the Bank’s net income for the year-to-date plus the Bank’s retained net income for the previous two years, or that would cause the Bank to be less than adequately capitalized. The OCC may disapprove a notice or application if:

•	the Bank would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

Section 10(f) of the HOLA requires a subsidiary savings association of a saving and loan holding company, such as Bank, to file a notice with and receive the nonobjection of the Federal Reserve prior to declaring certain types of dividends. Our ability to pay dividends, service debt obligations and repurchase common stock is dependent upon receipt of dividend payments from the Bank.

In addition, beginning in 2016, the Bank’s ability to pay dividends will be limited if the Bank does not have the capital conservation buffer required by the New Capital Rule, which may limit our ability to pay dividends to our stockholders.

Community Reinvestment Act and Fair Lending Laws. All institutions have a responsibility under the Community Reinvestment Act, or CRA, and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the OCC is required to assess the institution’s record of compliance with the CRA. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the OCC to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the OCC to provide a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. An institution’s failure to comply with the provisions of the CRA could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The CRA requires all institutions insured by the FDIC to publicly disclose their rating. The Bank received a “Satisfactory” CRA rating in its most recent federal examination.

In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the OCC, as well as other federal regulatory agencies and the Department of Justice.

Transactions with Related Parties. An insured depository institution’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as the Bank. We are an affiliate of the Bank because of our control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative and qualitative limits and collateral requirements. Transactions with affiliates also must be consistent with safe and sound banking practices, generally not involve the purchase of low-quality assets and be on terms that are as favorable to the insured depository institution as comparable transactions with non-affiliates.

The Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•	be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•	not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by the Bank’s loan committee or board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The OCC has extensive enforcement responsibility over federal savings associations and has authority to bring enforcement actions against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an institution. Formal enforcement action by the OCC may range from the issuance of a capital directive or cease-and-desist order to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil money penalties cover a wide range of violations and actions, and range up to $25 thousand per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The OCC is required, with certain exceptions, to appoint a receiver or conservator for federal savings association if that institution was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The OCC may also appoint the FDIC as conservator or receiver for a federal savings association under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance. The FDIC also has the authority to terminate deposit insurance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease-and-desist order or the imposition of civil money penalties.

Prompt Corrective Action Regulations. Under the prompt corrective action, or PCA, statute and regulations implemented by the OCC, the OCC is required to take certain, and is authorized to take other, supervisory actions against savings associations whose capital falls below certain levels. For this purpose, a savings association is placed in one of the following four categories based on the association’s capital:

•	well capitalized;

•	adequately capitalized;

•	undercapitalized; or

•	critically undercapitalized.

The PCA statute and regulations provide for progressively more stringent supervisory measures as a savings association’s capital category declines. At June 30, 2014, the Bank met the criteria for being considered “well capitalized.”

The New Capital Rule modifies the prompt corrective action categories to incorporate the revised minimum capital requirements of that rule when it becomes effective. Under the new standards, in order to be considered “well capitalized,” the Bank would have to have a common equity Tier 1 ratio of at least 6.5% (new), a Tier 1 risk-based capital ratio of at least 8.0% more (increased from 6.0%), a total risk-based capital ratio of at least 10.0% (unchanged), and a Tier 1 leverage ratio of 5.0% (unchanged). See “—New Capital Rule.”

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured depository institutions such as the Bank. Deposit accounts in the Bank are insured by the FDIC up to a maximum of $250 thousand per separately insured depositor and up to a maximum of $250 thousand for self-directed retirement accounts. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund.

Under the FDIC’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors. Rates are based on each institution’s risk category and certain specified risk adjustments. Stronger institutions pay lower rates while riskier institutions pay higher rates. Assessments are based on an institution’s average consolidated total assets minus average tangible equity instead of total deposits. Assessment rates (inclusive of possible adjustments) currently range from 2.5 to 45 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking. The FDIC’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s volume of deposits.

In addition to the FDIC assessments, the Financing Corporation, or FICO, is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2014, the annualized FICO assessment was equal to 0.620 basis points of total assets less tangible capital.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Prohibitions Against Tying Arrangements. Federal savings associations are prohibited, subject to certain exceptions, from extending credit or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Reserve System. Federal Reserve Board regulations require depository institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). The Bank’s required reserves can be in the form of vault cash and, if vault cash does not fully satisfy the required reserves, in the form of a balance maintained with the Federal Reserve Bank of Boston. The Federal Reserve Board regulations currently require that reserves be maintained against aggregate transaction accounts except for transaction accounts up to $13.3 million, which are exempt. Transaction accounts greater than $13.3 million up to $89.0 million have a reserve requirement of 3%, and those greater than $89.0 million have a reserve requirement of $2.27 million plus 10% of the amount over $89.0 million. The Federal Reserve Board generally makes annual adjustments to the tiered reserves. The Bank is in compliance with these requirements.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Boston, which is one of the 12 regional Federal Home Loan Banks comprising the FHLB System. Each FHLB serves as a central credit facility primarily for its member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB, the Bank is required to acquire and hold shares of capital stock in the FHLB. As of June 30, 2014, the Bank was in compliance with this requirement. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. The Bank reviews for impairment based on the ultimate recoverability of the cost basis of the FHLB stock. As of June 30, 2014, no impairment has been recognized.

At its discretion, the FHLB may declare dividends on the stock. The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. As a result of losses incurred, the FHLB suspended and did not pay dividends in 2009 and 2010. However, the FHLB resumed payment of quarterly dividends in 2011 equal to an annual yield of 0.30% and continued to pay quarterly dividends in 2012 equal to an annual yield of 0.50% and in 2013 equal to an annual yield of 0.38%. The annual yield for the first and second quarters of 2014 was 1.49% and 1.48%, respectively. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the FHLB stock held by the Bank.

Proposed Bank Charter Conversion

We intend to convert the Bank from a federal savings association to a national bank. Regulatory approval would be required for the proposed conversion and for us to become a registered bank holding company upon conversion of the Bank. Following the proposed conversion, we would continue to be subject to extensive regulation by the Federal Reserve. We would, however, be a bank holding company subject to the Bank Holding Company Act of 1956, as amended, and the Federal Reserve’s implementing regulations instead of a savings and loan holding company subject to HOLA. The Bank would continue to be subject to extensive regulation by the OCC, which would continue to be its primary federal regulator, and by the FDIC, which would continue to be its deposit insurer. After the proposed conversion, however, the Bank would be a national bank subject to the National Bank Act and the OCC’s implementing regulations instead of a federal savings association subject to HOLA.

Certain powers, operational requirements, and restrictions that apply to savings and loan holding companies and bank holding companies are different. The Federal Reserve has indicated, however, that it will use similar policies and procedures with respect to savings and loan holding companies and bank holding companies when appropriate.

A key difference between federal savings associations and national banks is that national banks are not required to meet the QTL test. There are also differences between the general powers and operational requirements of national banks and federal savings associations, in addition to the OCC’s policies and procedures for their corporate activities and transactions. Recently, the OCC proposed changes to integrate some of its policies and procedures for corporate activities and licensing requirements to provide some parity for filings by national banks and federal savings associations.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•	Real Estate Settlement Procedures Act, which requires that borrowers of mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•	Home Mortgage Disclosure Act, which requires financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, which prohibits discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act, which governs the use and provision of information to credit reporting agencies;

•	Biggert-Waters Flood Insurance Reform Act of 2012, which mandates flood insurance for mortgage loans secured by residential real estate in certain areas; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

In addition, the CFPB issues regulations and standards under these federal consumer protection laws that affect our consumer businesses. These include regulations setting “ability to repay” and “qualified mortgage” standards for residential mortgage loans and mortgage loan servicing and originator compensation standards. The

Bank is evaluating recent regulations and proposals, and devotes significant compliance, legal and operational resources to compliance with consumer protection regulations and standards.

The operations of the Bank also are subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Truth in Savings Act, which governs the disclosure of terms and conditions regarding interest and fees related to deposit accounts;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act, or Check 21, which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	USA PATRIOT Act, which requires depository institutions to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•	Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Federal Securities Laws

Our common stock will be registered with the SEC under the Exchange Act. As a result of the registration, we will be subject to the period reporting, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. Shares purchased by our affiliates will be subject to the resale restrictions of Rule 144 under the Securities Act. Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder” purchasing our common stock in this offering, other than a non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock. For purposes of this discussion, a “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	a corporation (or other entity taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any state therein (or the District of Columbia); or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of our common stock.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of its particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, nor does it address the tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, banks or other financial institutions, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will own our common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Any dividends we pay with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any dividend paid to a non-U.S. holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide proper certification of its eligibility for such reduced rate.

If dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the non-U.S. holder will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, the non-U.S. holder will generally be taxed with respect to the receipt of dividends paid on our common stock in the same manner as if the non-U.S. holder were a resident of the United

States. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower rate specified in an applicable tax treaty).

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder);

•	the non-U.S. holder is a nonresident alien individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a United States real property holding corporation for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe we are not, and do not anticipate becoming, a United States real property holding corporation.

If a non-U.S. holder is engaged in a trade or business in the United States and gain recognized by the non-U.S. holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base, the non-U.S. holder will generally be taxed with respect to such gain in the same manner as a U.S. person. Such non-U.S. holders are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or lower rate specified in an applicable tax treaty).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock. Unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the non-U.S. holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation and administrative guidance, a United States federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under these rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Under the legislation and administrative guidance, a U.S. federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying its direct and indirect U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. These withholding taxes would be imposed on dividends paid with respect to our common stock after June 30, 2014 and on gross proceeds from sales or other dispositions of our common stock after December 31, 2016 by foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of our common stock) that fail to satisfy the above requirements. Prospective non-U.S. holders should consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Description of Capital Stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon consummation of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur upon the closing of this offering.

General

We are authorized to issue ten million (10,000,000) shares of common stock, $0.0001 par value per share, and two million (2,000,000) shares of preferred stock, $0.0001 par value per share. Upon completion of the offering we will be authorized to issue under our amended and restated certificate of incorporation twenty-five million (25,000,000) shares of common stock, $0.001 par value per share, and two million (2,000,000) shares of preferred stock, $0.0001 par value per share. We will not issue shares of preferred stock in the offering. Each share of our common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock.

Shares of our common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

As of September 29, 2014, 4,212,700 shares of our common stock were issued and outstanding and held by 2 stockholders of record and 130 shares of our common stock were held in the rabbi trust established in connection with our 2013 Director and Officer Deferred Compensation Plan.

Voting Rights. Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends. Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to two million (2,000,000) shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

NASDAQ Global Market

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “RADB.”

Anti-Takeover Effect of Governing Documents and Applicable Law

Provisions of governing documents. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the closing of this offering, and Delaware corporate law that may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes include:

•	a classified board of directors consisting of three classes of directors, with staggered three-year terms; only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, which may have the effect of delaying a change in control of the board;

•	supermajority voting requirements for changes to some provisions of our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorizing the issuance of “blank check” preferred stock, the terms of which we may establish and shares of which we may issue without stockholder approval;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

We designed these provisions to enhance the likelihood of continued stability in the composition of our board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of us, and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights.

Bank Regulatory Requirements. The Home Owners’ Loan Act, as amended, or HOLA, and the Federal Reserve Board’s implementing regulations prohibit a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution without prior Federal Reserve Board approval. In addition, a savings and loan holding company is prohibited from directly or indirectly acquiring, through mergers, consolidation or purchase of assets, another insured depository institution or a holding company thereof, or acquiring all or substantially all of the assets of such institution or company without prior Federal Reserve Board approval.

Under the Federal Change in Bank Control Act and the Federal Reserve Board’s implementing regulations, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. Acquisitions subject to approval under the HOLA are exempt from the prior notice requirement, but are subject to the requirement to obtain prior Federal Reserve Board Approval. Control, as defined under the Change in Bank Control Act and the Federal Reserve Board’s implementing regulations, means the power to directly or indirectly direct the management or policies of a savings and loan holding company or to vote 25% or more of any class of voting securities of a savings and loan holding company. Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock, is subject to a rebuttable presumption of control by the Federal Reserve Board if the savings and loan holding company has registered securities under Section 12 of the Securities Exchange Act or if no other person will own, control or hold the power to vote a greater percentage of that class of voting stock immediately after the acquisition. There are also rebuttable presumptions in the regulations concerning whether a group is “acting in concert,” including presumed concerted action among members of an “immediate family.” Accordingly, the filing of a notice with the Federal Reserve Board would be required before any person or group of persons acting in concert could acquire 10% or more of our common stock, unless the person or group of persons files a rebuttal of control that is accepted by the Federal Reserve Board.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, or DGCL, which prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) pursuant to employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates and associates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of these provisions, which may as a result, discourage or prevent mergers or other takeover or change of control attempts of us.

Shares Eligible for Future Sale

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by stockholders prior to such issuance.

Upon closing of this offering, we will have              shares of our common stock issued and outstanding (or shares if the underwriters exercise in full their over-allotment option).

Of these shares, the              shares of our common stock sold by us and the selling stockholders in this offering (or shares, if the underwriters exercise in full their over-allotment option) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our “affiliates” may generally only be resold in compliance with Rule 144 under the Securities Act, which is described below. The remaining              outstanding shares will be deemed to be “restricted securities” as that term is defined in Rule 144. Restricted securities may be resold in the U.S. only if they are registered for resale under the Securities Act or exemption from registration is available.

Lock-Up Agreements

The selling stockholders, who will own in the aggregate approximately              shares of our common stock after this offering (assuming they do not purchase any shares in this offering), and our current and prospective directors and executive officers have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the date of the prospectus relating to the offering. For additional information, see “Underwriting—Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the underwriters waive or release the shares of our common stock from these restrictions. Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for resale in the U.S. only if they are registered for resale under the Securities Act or an exemption from registration, such as Rule 144, is available.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% stockholders and certain other related persons. Upon closing of this offering, we expect that approximately     % of our outstanding common stock (or     % of our outstanding common stock if the underwriters exercise in full their over-allotment option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be, or to have been during the three months preceding the sale, an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately shares of our common stock immediately after this offering assuming the underwriters do not elect to exercise their over-allotment option, or the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Form S-8 Registration Statement

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our omnibus incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through several underwriters named below for whom Robert W. Baird & Co. Incorporated is acting as the representative. Subject to the terms and conditions contained in the underwriting agreement, each of the underwriters has severally agreed to purchase, and we and the selling stockholders have severally agreed to sell, the number of shares of common stock in the following table:

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
Sandler O’Neill & Partners, L.P.
Janney Montgomery Scott LLC
Wunderlich Securities, Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as there is no material adverse change in the financial markets or in our business, the receipt by the underwriters of officers’ certificates and legal opinions, and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased, other than those shares covered by the option to purchase additional shares of common stock described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Commission and Discounts

The underwriters propose to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $         per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriters may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

	No Exercise	Full Exercise
Assumed initial public offering price	$	$
Underwriting discount per share	$	$
Total underwriting discount to be paid by:
Us	$	$
The selling stockholders	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . In addition to the underwriting discount, we have agreed to reimburse the underwriters for expenses of up to $        .

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to              additional shares of our common stock from us at the public offering price set forth on the cover of this prospectus, less underwriting discounts and commission. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected next to their name in the table above.

Lock-Up Agreements

Subject to certain customary exceptions, we, each of our current and prospective directors, our executive officers and the selling stockholders have agreed, for a period of 180 days after the date of the prospectus relating to the offering agreement, without the prior written consent of Robert W. Baird & Co. Incorporated, directly or indirectly, not to (i) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale, lend, or otherwise transfer or dispose of or establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable or exercisable for common stock, (ii) enter into any swap, forward contract, hedging transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership of the common stock, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of common stock or other securities, in cash or otherwise, (iii) in our case, file or approve the filing of any registration statement with the Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or, in the case of our directors, executive officers and stockholders subject to lock-up agreements, make any demand for or exercise any right with respect to the registration of any shares of common stock or the filing of any registration statement with respect thereto, or (iv) publicly disclose or announce an intention to effect any transaction specified in clause (i), (ii) or (iii).

Determination of Offering Price

Prior to this offering, there has been no established public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

Directed Share Program

At our request, the underwriters have reserved approximately         % of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, to directors, officers and employees of the Company. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Listing

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “RADB.”

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including certain liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of the option to purchase additional shares.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares of common stock in this offering, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Legal Matters

The validity of the shares of our common stock to be issued in this offering will be passed upon for us by our counsel, Hogan Lovells US LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for Robert W. Baird & Co. Incorporated, as representative of the several underwriters, by Kilpatrick Townsend & Stockton LLP, Washington, D.C.

Experts

Crowe Horwath LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2013 and 2012, and for the years then ended, as set forth in their report. We have included our financial statements in this prospectus in reliance on Crowe Horwath LLP’s report, given on their authority as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the accompanying exhibits and schedules. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved.

A copy of the registration statement and the accompanying exhibits and schedules and any other document we file may be inspected without charge and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.ftub.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, proxy statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

Boston, Massachusetts

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014, December 31, 2013 and 2012

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

Radius Bancorp Inc. (f/k/a First Trade Union Bancorp Inc.)

Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Radius Bancorp, Inc. (f/k/a First Trade Union Bancorp Inc.) (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radius Bancorp Inc. (f/k/a First Trade Union Bancorp Inc.) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Livingston, New Jersey	/s/ Crowe Horwath LLP
August 1, 2014 (except for the effect of the 10-for-1 forward stock split for common stock and preferred stock discussed in Note 18, as to which the date is August 7, 2014)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

CONSOLIDATED BALANCE SHEETS

June 30, 2014, December 31, 2013 and 2012

(Dollars in thousands except share data)

	(Unaudited) June 30,	December 31,
	2014	2013	2012
ASSETS
Cash and due from banks	$28,413	$10,929	$45,178
Securities available for sale, at fair value	77,898	78,676	94,210
Securities held to maturity (fair value of $26 in 2014, $28 in 2013 and $37 in 2012)	23	25	32
Loans held for sale (“LHFS”)	46,980	—	—
Loans, net of allowance for loan losses of $6,769 in 2014, $6,812 in 2013 and $7,488 in 2012	512,745	541,534	456,257
Federal Home Loan Bank of Boston (“FHLBB”) stock, at cost	5,744	5,744	6,122
Premises and equipment, net	2,805	2,955	3,024
Accrued interest receivable	1,776	1,925	1,838
Net deferred tax asset	4,643	5,015	4,110
Bank-owned life insurance (“BOLI”)	15,100	14,852	14,314
Prepaid expenses	898	535	3,553
Other real estate owned (“OREO”)	3,950	4,678	—
Other assets	1,815	2,236	3,559

Total assets	$702,790	$669,104	$632,197

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Non-interest-bearing	$55,928	$127,330	$102,066
Interest-bearing	540,966	391,588	409,935

Total deposits	596,894	518,918	512,001
Repurchase agreements	12,239	15,388	9,162
Advances from FHLBB	30,000	72,700	49,000
Subordinated debentures	3,242	3,242	3,242
Accrued interest payable	147	163	277
Mortgagors’ escrow accounts	117	302	639
Other liabilities	3,805	4,211	3,755

Total liabilities	646,444	614,924	578,076
STOCKHOLDERS’ EQUITY
Preferred stock, par value, $0.0001 per share; authorized 2,000,000 shares; outstanding 0 shares in 2014 (unaudited), 2013 and 2012	—	—	—
Common stock, par value, $0.0001 per share in 2013 and 2012; authorized 10,000,000 shares; 4,223,070 shares issued and 4,212,830 shares outstanding in 2014 (unaudited), 2013 and 2012, respectively	—	—	—
Additional paid-in capital	55,291	55,291	55,291
Treasury stock shares at cost, 10,240 common shares, including shares held in rabbi trust	(176)	(176)	(176)
Retained earnings (accumulated deficit)	576	(699)	(2,716)
Accumulated other comprehensive income (loss), net of tax	655	(236)	1,722

Total stockholders’ equity	56,346	54,180	54,121

Total liabilities and stockholders’ equity	$702,790	$669,104	$632,197

See accompanying notes to consolidated financial statements.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

(Dollars in thousands except per share data)

	(Unaudited)
	Six Months Ended		Years Ended
	June 30,		December 31,
	2014	2013	2013	2012
Interest and dividend income
Loans	$11,209	$10,120	$21,332	$20,068
Taxable securities	873	971	2,019	2,804
Tax exempt securities	130	114	10	13
Other	17	16	27	121

Total interest and dividend income	12,229	11,221	23,388	23,006

Interest expense
Deposits	1,378	1,128	2,049	2,876
Borrowed funds	727	901	1,774	2,079
Subordinated debentures	207	203	428	415

Total interest expense	2,312	2,232	4,251	5,370

Net interest and dividend income	9,917	8,989	19,137	17,636
Provision for loan losses	50	350	350	—

Net interest and dividend income after provision for loan loss	9,867	8,639	18,787	17,636

Noninterest income
Deposit account service charges	67	80	152	180
Gain on sales of securities, net	—	—	—	54
Gain on sales of fixed assets, net	30	—	57	—
Gain on sales of loans, net	997	566	1,019	337
Loss on sale of OREO, net	(2)	—	—	—
Loan servicing fees	159	122	259	208
Income from bank owned life insurance	248	267	538	557
Other	125	155	216	123

Total noninterest income	1,624	1,190	2,241	1,459

Noninterest expense
Employee compensation and benefits	5,150	4,778	9,742	9,144
Occupancy	926	964	1,955	1,981
Professional services	606	669	1,307	1,765
Data processing	643	542	1,140	1,056
Advertising	249	443	1,051	696
Insurance premiums	262	248	643	726
Director’s fees and travel	163	164	295	308
Travel and entertainment	155	110	293	217
Other real estate owned (“OREO”) expenses	758	—	47	28
Other	712	700	1,332	1,425

Total noninterest expense	9,624	8,618	17,805	17,346

Income before income taxes	1,867	1,211	3,223	1,749
Income tax expense	592	312	1,216	349

Net income	$1,275	$899	$2,007	$1,400

Basic earnings per share	$0.30	$0.21	$0.48	$0.33
Diluted earnings per share	$0.30	$0.21	$0.48	$0.33

See accompanying notes to consolidated financial statements.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

(Dollars in thousands)

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
Net income	$1,275	$899	$2,007	$1,400

Other comprehensive income (loss):
Unrealized gains/losses on securities:
Unrealized holding gain/(loss) arising during the period	1,410	(2,614)	(3,239)	1,520
Reclassification adjustment for losses (gains) included in net income	—	—	—	(54)
Tax effect	(519)	1,149	1,291	(588)

Total other comprehensive income (loss)	891	(1,465)	(1,948)	878

Comprehensive income (loss)	$2,166	$(566)	$59	$2,278

See accompanying notes to consolidated financial statements.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Six Months Ended June 30, 2014 and Years Ended December 31, 2013 and 2012

(Dollars in thousands except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders Equity
Balance at January 1, 2012	$—	$—	$55,291	$(176)	$(4,116)	$844	$51,843
Net income	—	—	—	—	1,400	—	1,400
Comprehensive income	—	—	—	—	—	878	878

Balance at December 31, 2012	—	—	55,291	(176)	(2,716)	1,722	54,121
Net income	—	—	—	—	2,007	—	2,007
Comprehensive income	—	—	—	—	—	(1,948)	(1,948)
Other	—	—	—	—	10	(10)	—

Balance at December 31, 2013	$—	$—	$55,291	$(176)	$(699)	$(236)	$54,180

Unaudited
Balance at January 1, 2014	$—	$—	$55,291	$(176)	$(699)	$(236)	$54,180
Net income	—	—	—	—	1,275	—	1,275
Comprehensive income	—	—	—	—	—	891	891

Balance at June 30, 2014	$—	$—	$55,291	$(176)	$576	$655	$56,346

See accompanying notes to consolidated financial statements.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

CONSOLIDATED STATEMENTS OF CASH FLOW

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

(Dollars in thousands except share data)

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
Cash flows from operating activities
Net income	$1,275	$899	$2,007	$1,400
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	50	350	350	—
Depreciation	369	422	823	900
Net amortization of securities	120	283	316	479
Amortization of loan premiums	234	351	867	334
Gain on sales of securities, net	—	—	—	(54)
Gain on sale of SBA loans, net	(188)	(572)	(652)	(337)
Gain on sale of residential loans, net	—	—	(367)	—
Gain on sale of yacht loans, net	(809)	—	—	—
Gain on sale of fixed assets, net	(30)	—	(57)	—
Loss on sale and write down of OREO	652	—	—	—
Provision for deferred income taxes	(145)	23	386	(1)
Income from bank owned life insurance	(248)	(267)	(538)	(557)
Decrease (increase) in accrued interest receivable	149	25	(87)	68
Decrease (increase) in other assets, net	56	2,565	4,341	(1,063)
Increase in accrued interest payable	(16)	(110)	(114)	(774)
Increase (decrease) in other liabilities, net	(406)	869	456	(813)

Net cash provided by (used in) operating activities	1,063	4,838	7,731	(418)
Cash flows from investing activities
Purchases of securities available for sale	(2,967)	(6,292)	(6,644)	(11,711)
Proceeds from maturities and principal repayments of securities held to maturity	2	4	7	6
Proceeds from sales of securities available for sale	—	—	—	15,520
Principal repayments/maturities/calls of securities available for sale	5,035	10,255	18,623	23,861
Loans sold from portfolio	32,333	6,201	34,521	3,356
Loan originations, net of repayments	(25,483)	3,886	(7,157)	46,768
Loan purchases	(24,328)	(29,628)	(117,517)	(126,011)
Purchases of bank premises and equipment	(219)	(279)	(816)	(98)
Proceeds from disposal of bank premises and equipment	30	—	119	—
Proceeds from sales of FHLB stock	—	378	378	378
Proceeds from sale of OREO	76	—	—	—

Net cash provided by investing activities	(15,521)	(15,475)	(78,486)	(47,931)
Cash flows from financing activities
Net increase (decrease) in deposits	77,976	(29,227)	6,917	38,861
Net increase (decrease) in repurchase agreements	(3,149)	2,825	6,226	2,001
Proceeds from FHLBB advances	—	3,663	32,700	13,068
Repayments of FHLBB advances	(42,700)	(5,000)	(9,000)	(29,268)
Increase (decrease) in mortgagors’ escrow accounts	(185)	(433)	(337)	146

Net cash provided by (used in) financing activities	31,942	(28,172)	36,506	24,808

Net change in cash and cash equivalents	17,484	(38,809)	(34,249)	(23,541)
Cash and cash equivalents, beginning of period	10,929	45,178	45,178	68,719

Cash and cash equivalents, end of period	$28,413	$6,369	$10,929	$45,178

Supplemental cash flow information
Interest paid	$2,328	$2,342	$4,365	$6,144
Income taxes paid	1,025	50	165	885

Supplemental noncash disclosures
Transfer to other real estate owned (“OREO”)	$—	$—	$4,678	$—
Transfer of loans to loans held for sale	$78,316	$5,629	$33,502	$3,019

See accompanying notes to consolidated financial statements.

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Radius Bancorp Inc. (F/K/A First Trade Union Bancorp Inc.) (the “Company”) was incorporated in July 2009 under the laws of the State of Delaware. The Company’s activity consists of owning and supervising its subsidiary, First Trade Union Bank (the “Bank”) which is a full service bank. The Bank offers a variety of lending and deposit services to small businesses, a targeted group of constituents including union members and union organizations, as well as other consumers in certain Massachusetts and New York markets. The Bank is subject to competition from other financial institutions including commercial banks, savings banks, trust companies and other financial service providers. The Bank is a federally chartered stock savings bank with its headquarters located in Boston, Massachusetts. Under its charter, the Bank is subject to the regulations of, and periodic examination by, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”). The Bank’s deposits are insured by the Deposit Insurance Fund of the FDIC.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Basis of Presentation of Interim Financial Statements: The consolidated financial information included herein as of and for the periods ended June 30, 2014 and 2013 is unaudited. The accompanying unaudited consolidated financial statements included herein have been prepared by the Company in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission and reflect all adjustments which, in the opinion of management, are considered necessary for a fair presentation of the financial condition and results of operations for the periods presented. All adjustments made were of a normal and recurring nature. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, other real estate owned and the fair value of financial instruments.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, First Trade Union Bank, and the Bank’s wholly-owned subsidiaries, Radius Security Corporation and Radius Organization Corp. All significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassifications: Amounts reported for prior periods are reclassified as necessary to be consistent with the current- period presentation.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Loans Held for Sale: Management generally does not originate loans with the intent to sell. Loans transferred to held for sale are transferred at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Certain loans are sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future are reported at the principal amount outstanding, adjusted for purchase premiums or discounts, net deferred loan origination costs and fees and an allowance for loan losses. Loan origination fees are offset with related direct incremental loan origination costs and the resulting net amount is deferred and amortized to interest income over the life of the associated loan using the level-yield method without anticipating prepayments.

For all loan classes, accrual of interest on loans and amortization of net deferred loan origination costs and fees is discontinued when collectability of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days or more. Loans that have matured and are current with respect to interest may remain on accrual status. Past due status is based on the contractual terms of the loan. When a loan is placed

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

on non- accrual status, all income previously accrued but not collected is reversed against the current period’s income. Interest received on non-accrual loans is either applied against the principal balance or reported as income depending on management’s judgment as to the collectability of principal. Non-accrual loans are returned to accrual status when there no longer exists concern over collectability, the borrower has demonstrated, over time, both the intent and ability to repay the loan and the loan has been brought current.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

The evaluation process for determining the adequacy of the allowance for loan losses and the periodic provisioning for estimated losses is undertaken on a quarterly basis, but may increase in frequency should conditions arise that would require our prompt attention. Conditions giving rise to such action are acquisitions or dispositions of large quantities of loans, dispositions of non-performing and marginally performing loans by bulk sale or any development which may indicate an adverse trend. Recognition is also given to the changing risk profile resulting from customer performance, results of ongoing credit-quality monitoring processes and the cyclical nature of economic and business conditions.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

For all loan classes, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower. Impairment is measured on a loan- by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Impairment for other types of loans is measured using the fair value of the collateral.

Commercial and commercial real estate loans over $100,000 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans are classified as troubled debt restructurings when management grants, for economic or legal reasons related to the borrower’s financial condition, concessions to the borrower that the Bank would not otherwise consider. Generally, this occurs when the cash flows of the borrower are insufficient to service the loan under its original terms. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent two years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

The loan portfolio is categorized according to collateral type, loan purpose or borrower type (i.e., commercial, consumer). The classes used include multifamily real estate, residential real estate, commercial real estate, commercial and industrial, home equity, consumer, and construction and land.

Multifamily real estate and commercial real estate generally are larger than residential real estate loans and involve a greater degree of risk. Commercial and multifamily real estate loans often involve large loan balances to single borrowers or groups of related borrowers. Payments on these loans depend to a large degree on the results of operations and management of the properties or underlying businesses, and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. Accordingly, the nature of these real estate loans makes them more difficult for management to monitor and evaluate.

Commercial and industrial lending generally involves greater risk than mortgage lending and involves risks that are different from those associated with residential and commercial real estate lending. Although commercial and industrial loans may be collateralized by equipment or other business assets, the liquidation of collateral in the event of a borrower default is often an insufficient source of repayment because equipment and other business assets may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial and industrial loan depends primarily on the creditworthiness of the borrower (and any guarantors), while liquidation of collateral is a secondary and often insufficient source of repayment.

Residential real estate and home equity lines of credit have as collateral a borrower’s primary residence, second home or investment property. The risk of loss on these loans would be due to collateral deficiencies due to market deterioration or location and condition of the property. The foreclosure process of a primary residence is usually the final course of action on these types of loans. Given our underwriting criteria and the volume and balance of the loans as compared to collateral, the risk in this portfolio segment is less than that of the other segments.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consumer loans generally have shorter terms and higher interest rates than residential real estate loans. In addition, consumer loans expand the products and services we offer to better meet the financial services needs of our customers. Consumer loans generally involve greater credit risk than residential real estate loans because of the difference in the underlying collateral. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage to, loss of, or depreciation in the underlying collateral. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections depend on the borrower’s personal financial stability. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives (six to fifteen years) of the related assets. Amortization of leasehold improvements is provided over the shorter of the term of the related leases, after consideration of the likelihood of lease renewal options or the estimated useful life of the asset.

Federal Home Loan Bank of Boston (“FHLBB”) Stock: The Bank is a member of the FHLBB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as income.

Income Taxes: Deferred tax assets and liabilities of the Company are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Company’s assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be realized or settled. The Company’s deferred tax asset is reviewed periodically and a valuation allowance, if needed, reduces the carrying amount of the deferred tax assets to the amount that can be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Bank-Owned Life Insurance (“BOLI”): The Bank has purchased life insurance policies on certain key executives. BOLI is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Derivatives: At the inception of a derivative contract, the Company designates the derivative as one of six types based on the Company’s intentions and belief as to likely effectiveness as a hedge. These six types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value hedge”), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”), or (3) an instrument with no hedging designation (“stand-alone derivative”). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. Net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged.

Net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income. Cash flows on hedges are classified in the cash flow statement the same as the cash flows of the items being hedged.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk- management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.+

Stock-Based Compensation: Compensation cost is recognized for restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share: Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company’s earnings. Dilutive securities consist of Bank shares held by a rabbi trust formed in connection with a deferred compensation plan. Earnings per share are restated for all stock splits through the date of issuance of the financial statements.

Loan Commitments and Related Financial Instruments: Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Other Comprehensive Income (Loss): Comprehensive income (loss) is defined as all changes to equity except investments by and distributions to stockholders. Net income (loss) is a component of comprehensive income (loss), with all other components referred to in the aggregate as other comprehensive income (loss).

Financial Instruments with Off-Balance Sheet Risk: The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. Such instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the accompanying consolidated financial statements.

Exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual amount of those instruments. The Company generally requires collateral to support such financial instruments in excess of the contractual amount of those instruments and, therefore, is in a fully secured position. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there in no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may requirement payment of a fee. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent a future cash requirement. The Bank evaluates each customer’s creditworthiness on a case-by-case basis.

The amount of collateral obtained by the Company upon the extension of credit is based upon management’s credit evaluation of the customer and generally consists of real estate with estimated market values in excess of the commitment amount.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly Issued but Not Yet Effective Accounting Standards: In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606) (ASU 2014-09). This update to the Accounting Standards Codification (ASC) is the culmination of efforts by the FASB and the International Accounting Standards Board (IASB) to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards (IFRS) and creates a new Topic 606 – Revenue from Contracts with Customers. ASU 2014-09 supersedes Topic 605 – Revenue Recognition and most industry-specific guidance. The core principal of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance in ASU 2014-09 describes a 5-step process entities can apply to achieve the core principle of revenue recognition and requires disclosures sufficient to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers and the significant judgments used in determining that information. The amendments in ASU 2014-9 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and early application is not allowed. The Company is currently evaluating the effects of ASU 2014-04 on its financial statements and disclosures, if any.

NOTE 2—SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of securities available for sale at June 30, 2014, December 31 2013 and 2012 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
June 30, 2014 (Unaudited)
Corporate bonds	$10,191	$186	$(100)	$10,277
Municipal notes	7,919	367	(45)	8,241
U.S. Agency mortgage-backed securities	58,751	942	(313)	59,380

	$76,861	$1,495	$(458)	$77,898

December 31, 2013
Corporate bonds	$10,178	$150	$(153)	$10,175
Municipal notes	7,918	155	(258)	7,815
U.S. Agency mortgage-backed securities	60,953	691	(958)	60,686

	$79,049	$996	$(1,369)	$78,676

December 31, 2012
Corporate bonds	$9,151	$16	$(252)	$8,915
Municipal notes	6,018	543	—	6,561
U.S. Agency mortgage-backed securities	76,175	2,608	(49)	78,734

	$91,344	$3,167	$(301)	$94,210

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 2—SECURITIES (Continued)

The amortized cost, gross unrecognized gains and losses, and fair value of securities held to maturity at June 30, 2014, December 31 2013 and 2012 are as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)
June 30, 2014 (Unaudited)
U.S. Agency mortgage-backed securities	$23	$3	$—	$26

December 31, 2013
U.S. Agency mortgage-backed securities	$25	$3	$—	$28

December 31, 2012
U.S. Agency mortgage-backed securities	$32	$5	$—	$37

The fair value of debt securities and carrying amount, if different, at June 30, 2014 and December 31, 2013 by contractual maturity were as follows. Mortgage-backed securities are not due at a single maturity date and are shown separately.

	Held to Maturity		Available For Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(in thousands)
June 30, 2014 (Unaudited)
Due in one year or less	$—	$—	$—	$—
Due from one to five years	—	—	4,331	4,407
Due from five to ten years	—	—	6,828	6,952
Due after ten years	—	—	6,951	7,159
U.S. Agency mortgage-backed securities	23	26	58,751	59,380

Total	$23	$26	$76,861	$77,898

December 31, 2013
Due in one year or less	$—	$—	$—	$—
Due from one to five years	—	—	4,318	4,382
Due from five to ten years	—	—	6,578	6,566
Due after ten years	—	—	7,200	7,042
U.S. Agency mortgage-backed securities	25	28	60,953	60,686

Total	$25	$28	$79,049	$78,676

Securities with a carrying value of $22,873,000, $19,211,000 and $9,841,000 at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively, were pledged to secure repurchase agreements.

At June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 2—SECURITIES (Continued)

There were no sales of securities available for sale during the six months ended June 30, 2014 and 2013 (unaudited) and the year ended December 31, 2013. Proceeds from the sale of investment securities available for sale totaled $15,520,000 for the year ended December 31, 2012, with gross realized gains and (losses) of $103,000 and ($49,000), respectively.

Securities with unrealized losses at June 30, 2014 (unaudited) and December 31, 2013 and 2012, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
June 30, 2014 (Unaudited)
U.S. Agency mortgage-backed securities	$6,127	$(55)	$11,888	$(258)	$18,015	$(313)
Municipal bonds	849	(1)	1,059	(44)	1,908	(45)
Corporate bonds	—	—	3,650	(100)	3,650	(100)

Total debt securities	$6,976	$(56)	$16,597	$(402)	$23,573	$(458)

December 31, 2013
U.S. Agency mortgage-backed securities	$26,958	$(831)	$3,699	$(127)	$30,657	$(958)
Municipal bonds	2,729	(258)	—	—	2,729	(258)
Corporate bonds	1,452	(48)	3,145	(105)	4,597	(153)

Total debt securities	$31,139	$(1,137)	$6,844	$(232)	$37,983	$(1,369)

December 31, 2012
U.S. Agency mortgage-backed securities	$7,496	$(49)	$—	$—	$7,496	$(49)
Corporate bonds	1,701	(6)	5,254	(246)	6,955	(252)

Total debt securities	$9,197	$(55)	$5,254	$(246)	$14,451	$(301)

Unrealized losses on bonds have not been recognized into income because the bonds are of high credit quality, management does not intend to sell and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

Management has evaluated the securities as of June 30, 2014 (unaudited), December 31, 2013 and 2012, and has concluded that none of these securities have impairments that are other than temporary. In its evaluation, management considered the types of securities and their credit rating. Most of the unrealized loss is attributable to mortgage-backed securities. Management does not intend to and it is not more likely than not that management would be required to sell the securities prior to their anticipated recovery.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS

The Company’s lending activities are conducted principally in Massachusetts and, to a lesser extent, New York. The Company originates commercial real estate, construction, residential mortgage, home equity, commercial and industrial, and consumer loans. The ability and willingness of borrowers to honor their repayment commitments are generally dependent on the level of overall economic activity in the borrower’s geographic areas and real estate values.

The composition of the loan portfolio at June 30, 2014, December 31, 2012 and 2013 is as follows:

	(Unaudited) June 30,	December 31,
	2014	2013	2012
	(in thousands)
Real Estate
Residential	$226,626	$257,483	$236,289
Home equity lines of credit	6,604	7,242	8,164
Commercial	134,379	130,359	108,170
Multifamily	40,180	39,398	36,557
Construction and land	5,594	4,345	2,556
Commercial and industrial	64,635	56,165	53,911
Consumer	39,206	50,918	16,126

Gross loans	517,224	545,910	461,773

Net deferred origination fees and costs	2,290	2,436	1,972
Allowance for loan losses	(6,769)	(6,812)	(7,488)

	$512,745	$541,534	$456,257

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

The following tables represent the allocation of allowance for loan losses and the related loans (recorded investment) by loan portfolio segment disaggregated based on the impairment methodology at June 30, 2014, December 31, 2013 and 2012 (in thousands):

	Real Estate					Commercial and Industrial
	Residential	Home Equity	Commercial	Multifamily	Construction		Consumer	Unallocated	Total
June 30, 2014 (Unaudited)
Allowance for loan losses:
Individually evaluated for impairment	$286	$—	$—	$—	$—	$—	$—	$—	$286
Collectively evaluated for impairment	1,117	28	2,120	305	651	1,806	98	358	6,483

Balance at June 30, 2014	$1,403	$28	$2,120	$305	$651	$1,806	$98	$358	$6,769

Loans receivable:
Individually evaluated for impairment	$3,233	$245	$—	$—	$—	$1,362	$—	$—	$4,840
Collectively evaluated for impairment	225,541	6,359	134,235	40,147	5,566	63,176	39,650	—	514,674

Balance at June 30, 2014	$228,774	$6,604	$134,235	$40,147	$5,566	$64,538	$39,650	$—	$519,514

December 31, 2013
Allowance for loan losses:
Individually evaluated for impairment	$290	$—	$—	$—	$—	$—	$—	$—	$290
Collectively evaluated for impairment	1,770	138	1,933	257	367	1,744	203	110	6,522

Balance at December 31, 2013	$2,060	$138	$1,933	$257	$367	$1,744	$203	$110	$6,812

Loans receivable:
Individually evaluated for impairment	$2,871	$263	$—	$—	$—	$1,284	$—	$—	$4,418
Collectively evaluated for impairment	256,933	6,979	129,856	39,357	4,284	55,196	51,323	—	543,928

Balance at December 31, 2013	$259,804	$7,242	$129,856	$39,357	$4,284	$56,480	$51,323	$—	$548,346

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

	Real Estate						Commercial and Industrial
	Residential	Home Equity	Commercial	Multifamily		Construction		Consumer	Unallocated	Total
December 31, 2012
Allowance for loan losses
Individually evaluated for impairment	$—	$—	$—		$—	$—	$350	$—	$—	$350
Collectively evaluated for impairment	2,654	76	2,486		352	239	814	50	467	7,138

Balance at December 31, 2012	$2,654	$76	$2,486		$352	$239	$1,164	$50	$467	$7,488

Loans receivable:
Individually evaluated for impairment	$2,765	$—	$5,840	$		$—	$2,887	$—	$—	$11,492
Collectively evaluated for impairment	235,507	8,164	102,330		36,557	2,556	51,024	16,115	—	452,253

Balance at December 31, 2012	$238,272	$8,164	$108,170		$36,557	$2,556	$53,911	$16,115	$—	$463,745

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

The following tables present the activity in the Company’s allowance for loan losses by class of loans based on the most recent analysis performed for the six months ended June 30, 2014 and 2013, and the twelve months ended December 31, 2013 and 2012 (in thousands):

	Real Estate					Commercial and Industrial
	Residential	Home Equity	Commercial	Multifamily	Construction		Consumer	Unallocated	Total
Allowance for loan losses (unaudited)
Beginning Balance 1/1/14	$2,060	$138	$1,933	$257	$367	$1,744	$203	$110	$6,812
Charge-offs	—	—	(9)	—	(89)	(16)	—	—	(114)
Recoveries	—	—	57	—	—	—	—	—	57
Reclass to off balance sheet liability	—	—	—	—	—	—	—	(36)	(36)
Provision for losses	(657)	(110)	139	48	373	78	(105)	284	50

Total ending allowance balance 6/30/14	$1,403	$28	$2,120	$305	$651	$1,806	$98	$358	$6,769

Allowance for loan losses (unaudited)
Beginning Balance 1/1/13	$2,654	$76	$2,486	$352	$239	$1,164	$50	$467	$7,488
Charge-offs	—	—	(19)	—	—	—	—	—	(19)
Recoveries	26	—	60	—	—	65	—	—	151
Provision for losses	(546)	(24)	11	(24)	(159)	822	109	161	350

Total ending allowance balance 6/30/13	$2,134	$52	$2,538	$328	$80	$2,051	$159	$628	$7,970

Allowance for loan losses
Beginning Balance 1/1/12	$2,323	$116	$2,540	$528	$769	$2,032	$133	$292	$8,733
Charge-offs	(924)	—	(1,393)	(59)	—	—	(3)	—	(2,379)
Recoveries	129	—	962	—	13	30	—	—	1,134
Provision for losses	1,126	(40)	377	(117)	(543)	(898)	(80)	175	—

Total ending allowance balance 12/31/12	$2,654	$76	$2,486	$352	$239	$1,164	$50	$467	$7,488

Allowance for loan losses
Beginning Balance 1/1/13	$2,654	$76	$2,486	$352	$239	$1,164	$50	$467	$7,488
Charge-offs	—	—	(826)	—	—	(1,512)	—	—	(2,338)
Recoveries	41	—	1,213	—	—	58	—	—	1,312
Provision for losses	(635)	62	(940)	(95)	128	2,034	153	(357)	350

Total ending allowance balance 12/31/13	$2,060	$138	$1,933	$257	$367	$1,744	$203	$110	$6,812

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

The following table presents information related to impaired loans by class of loans as of and for the period ended June 30, 2014 and 2013 and December 31, 2013 and 2012:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
	(in thousands)
June 30, 2014 (Unaudited)
With no related allowance recorded:
Real Estate
Residential	$1,462	$1,995	$—	$1,366	$—	$—
Home equity lines of credit	305	245	—	245	—	—
Commercial	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	2,883	1,362	—	1,400	—	—
Consumer	—	—	—	—	—	—

	4,650	3,602	—	3,011	—	—

With an allowance recorded
Real Estate
Residential	$1,338	$1,238	$286	$1,239	$—	$—
Home equity lines of credit	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	1,338	1,238	286	1,239	—	—

Total	$5,988	$4,840	$286	$4,250	$—	$—

June 30, 2013 (Unaudited)
With no related allowance recorded:
Real Estate
Residential	$760	$715	$—	$480	$—	$—
Home equity lines of credit	297	237	—	237	—	—
Commercial	7,405	5,575	—	5,611	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	445	245	—	250	—	—
Consumer	—	—	—	—	—	—

	8,907	6,772	—	6,578	—	—

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
	(in thousands)
With an allowance recorded
Real Estate
Residential	$1,667	$1,419	$297	$1,422	$—	$—
Home equity lines of credit	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	2,800	2,800	1,433	2,800	—	—
Consumer	—	—	—	—	—	—

	4,467	4,219	1,730	4,222	—	—

Total	$13,374	$10,991	$1,730	$10,800	$—	$—

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
	(in thousands)
December 31, 2013
With no related allowance recorded:
Real Estate
Residential	$1,623	$1,576	$—	$1,912	$—	$—
Home equity lines of credit	323	263	—	263	—	—
Commercial			—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	2,800	1,284	—	686	—	—
Consumer	—	—	—	—	—	—

	4,746	3,123	—	2,861	—	—

With an allowance recorded
Real Estate
Residential	$1,481	$1,295	$290	$648	$—	$—
Home equity lines of credit	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

	1,481	1,295	290	648	—	—

Total	$6,227	$4,418	$290	$3,509	$—	$—

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
	(in thousands)
December 31, 2012
With no related allowance recorded:
Real Estate
Residential	$3,096	$2,765	$—	$3,061	$35	$—
Home equity lines of credit	—	—	—	119	—	—
Commercial	7,044	5,840	—	7,033	—	—
Multifamily	—	—	—	129	—	—
Construction and land	—	—	—	231	—	—
Commercial and industrial	331	87	—	183	—	—
Consumer	—	—	—	—	—	—

	10,471	8,692	—	10,756	35	—

With an allowance recorded
Real Estate
Residential	$—	$—	$—	$—	$—	$—
Home equity lines of credit	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	2,800	2,800	350	1,491	—	—
Consumer	—	—	—	—	—	—

	2,800	2,800	350	1,491	—	—

Total	$13,271	$11,492	$350	$12,247	$35	$—

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loan:

	Nonaccrual			Loans Past Due Over 90 Days Still Accruing
	(Unaudited) 6/30/2014	12/31/2013	12/31/2012	(Unaudited) 6/30/2014	12/31/2013	12/31/2012
	(in thousands )
Nonaccrual loans
Real estate
Residential	$3,233	$2,871	$1,481	$—	$—	$351
Home equity lines of credit	245	263	—	—	—	—
Commercial	—	—	5,840	—	—	—
Multifamily	—	—	—	—	—	—
Construction and land	—	—	—	—	—	—
Commercial and industrial	1,362	1,284	2,887	—	—	—
Consumer	—	—	—	—	—	—

	$4,840	$4,418	$10,208	$—	$—	$351

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

Troubled Debt Restructurings

At June 30, 2014 (unaudited) the Company had a recorded investment in troubled debt restructurings of $1,541,000. As of December 31, 2013 and 2012, the Company has a recorded investment in troubled debt restructurings of $1,308,000 and $7,120,000, respectively. The Company has allocated $72,000 of specific reserves for those loans at June 30, 2014 (unaudited), and $75,000 at December 31, 2013 and 2012, and has committed to lend no additional amounts.

During the six months ending June 30, 2014 (unaudited) and the year ended December 31, 2013 and 2012, the terms of certain loans were modified as a troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from eighteen months to twenty-eight years. Modifications involving an extension of the maturity date were for a period of five years.

The following table presents loans by class modified as troubled debt restructurings that occurred during the six months ending June 30, 2014 (unaudited):

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(dollars in thousands)
Troubled debt restructurings
Residential	2	$285	$288

Total	2	$285	$288

The troubled debt restructuring described above increased the allowance for loan losses and charge-offs by $0 and $0, respectively, during the six months ending June 30, 2014 (unaudited).

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2013:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(dollars in thousands)
Troubled debt restructurings
Residential	1	$161	$161

Total	1	$161	$161

The troubled debt restructuring described above increased the allowance for loan losses and charge-offs by $0 and $0, respectively, during the year ending December 31, 2013.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2012:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
	(dollars in thousands)
Troubled debt restructurings
Commercial	1	$7,048	$5,800
Residential	3	498	498

Total	4	$7,546	$6,298

The troubled debt restructurings described above increased the allowance for loan losses and charge-offs by $322,000 and $1,248,000, respectively, during the year ending December 31, 2012.

There were four debt restructures in the residential real estate class for which there was a payment default during the six months ending June 30, 2014. A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms. The recorded investment of these troubled debt restructurings totaled $744,000 at June 30, 2014. These troubled debt restructurings resulted in an increase to the allowance for loan losses of $26,000 during the six months ending June 30, 2014.

There were no defaults on trouble debt restructures during the six months ended June 30, 2013 (unaudited) and for the year ended December 31, 2013. There was one debt restructure in the residential real estate class for which there was a payment default during 2012 that was modified during the twelve-month period prior to default. The recorded investment of this one troubled debt restructurings totaled $150,000 at December 31, 2012. This troubled debt restructurings did not result in an increase to the allowance for loan losses or charge-offs during the year ending December 31, 2012.

The following table presents the recorded investment of past due and current loans by the loan portfolio class as of June 30, 2014 (unaudited), December 31, 2013 and 2012:

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans Receivable
June 30, 2014 (Unaudited)	(in thousands)
Real estate
Residential	$—	$—	$2,547	$2,547	$226,227	$228,774
Home equity lines of credit	99	98	237	434	6,170	6,604
Commercial	—	—	—	—	134,235	134,235
Multifamily	—	—	—	—	40,147	40,147
Construction and land	—	—	—	—	5,566	5,566
Commercial and industrial	—	177	1,362	1,539	62,999	64,538
Consumer	—	—	—	—	39,650	39,650

Total	$99	$275	$4,146	$4,520	$514,994	$519,514

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans Receivable
June 30, 2014 (Unaudited)	(in thousands)
December 31, 2013
Real estate
Residential	$967	$—	$2,871	$3,838	$255,966	$259,804
Home equity lines of credit	99	—	263	362	6,880	7,242
Commercial	3,482	—	—	3,482	126,374	129,856
Multifamily	—	—	—	—	39,357	39,357
Construction and land	—	—	—	—	4,284	4,284
Commercial and industrial	—	—	1,284	1,284	55,196	56,480
Consumer	1	1	—	2	51,321	51,323

Total	$4,549	$1	$4,418	$8,968	$539,378	$548,346

December 31, 2012
Real estate
Residential	$2,764	$45	$1,788	$4,597	$233,675	$238,272
Home equity lines of credit	21	—	—	21	8,143	8,164
Commercial	1,471	2,875	5,840	10,186	97,984	108,170
Multifamily	—	—	—	—	36,557	36,557
Construction and land	—	—	—	—	2,556	2,556
Commercial and industrial	—	—	2,887	2,887	51,024	53,911
Consumer	—	—	—	—	16,115	16,115

Total	$4,256	$2,920	$10,515	$17,691	$446,054	$463,745

The Bank categorizes loans into risk categories based on relevant information about the quality and realizable value of collateral, if any, and the ability of borrowers to service their debts such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. This analysis is performed whenever a credit is extended, renewed or modified, or when an observable event occurs indicating a potential decline in credit quality, and no less than annually for large balance loans (commercial loans with balances greater than $100,000). The Bank used the following definitions for risk ratings:

Special Mention—Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or the Bank’s credit position at some future date.

Substandard—Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligator or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Normal payment from the borrower is in jeopardy, although loss of principal, while still possible, is not imminent.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

Doubtful—Loans classified as doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

The following tables present the risk category of loans by class of loans based on the most recent analysis performed as of June 30, 2014, December 31, 2013 and 2012:

Credit Risk Profile by Internally Assigned Grades	Pass	Special Mention	Substandard	Doubtful	Total
	(in thousands)
June 30, 2014 (Unaudited)
Real Estate
Residential	$225,541	$—	$3,233	$—	$228,774
Home equity lines of credit	6,359	—	245	—	6,604
Commercial	130,004	3,439	792	—	134,235
Multifamily	39,511	—	636	—	40,147
Construction and land	5,566	—	—	—	5,566
Commercial and industrial	61,713	398	2,427	—	64,538
Consumer	39,650	—	—	—	39,650

Total	$508,344	$3,837	$7,333	$—	$519,514

Credit Risk Profile by Internally Assigned Grades	Pass	Special Mention	Substandard	Doubtful	Total
	(in thousands)
December 31, 2013
Real Estate
Residential	$256,670	$—	$3,134	$—	$259,804
Home equity lines of credit	7,242	—	—		7,242
Commercial	126,094	3,482	280	—	129,856
Multifamily	38,714	643	—	—	39,357
Construction and land	4,284	—	—	—	4,284
Commercial and industrial	55,001	154	1,325	—	56,480
Consumer	51,323	—	—		51,323

Total	$539,328	$4,279	$4,739	$—	$548,346

December 31, 2012
Real Estate
Residential	$236,743	$—	$1,529	$—	$238,272
Home equity lines of credit	8,164	—	—	—	8,164
Commercial	97,884	3,566	6,720	—	108,170
Multifamily	36,557	—	—	—	36,557
Construction and land	2,556	—	—	—	2,556
Commercial and industrial	50,839	185	2,887	—	53,911
Consumer	16,115	—	—	—	16,115

Total	$448,858	$3,751	$11,136	$—	$463,745

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 3—LOANS (Continued)

Residential real estate, home equity lines of credit, and consumer loans are also monitored for credit quality based on aging status and payment activity. Aging was presented previously.

The principal amount of loans serviced for others at June 30, 2014 (unaudited), was $58.3 million including $43.4 million of loans serviced for related parties. The principal amount of loans serviced for others at December 31, 2013, was $58.1 million including $45.1 million of loans serviced for related parties. The principal amount of loans serviced for others at December 31, 2012, was $58.4 million including $49.5 million of loans serviced for related parties. Loan servicing fees from related parties were approximately $114,000, $240,000 and $244,000 for the six months ending June 30, 2014, and the years ending December 31, 2013 and 2012, respectively.

In the ordinary course of business, the Company makes loans to its officers, directors and their affiliated companies at substantially the same terms as loans made to non-related borrowers. An analysis of these related loans for the six months ended June 30, 2014 and years ended December 31, 2013 and 2012 follows:

	(Unaudited) June 30, 2014	December 31,
		2013	2012
	(in thousands)
Balance at beginning of year	$422	$439	$501
New loans	—	37	—
Payments	(8)	(54)	(62)

Balance at end of year	$414	$422	$439

NOTE 4—PREMISES AND EQUIPMENT

The components of premises and equipment at June 30, 2014, December 31, 2013 and 2012, are as follows:

	(Unaudited) June 30, 2014	December 31,
		2013	2012
		(in thousands)
Leasehold improvements	$4,745	$4,745	$4,730
Automobiles	110	193	193
Furniture and fixtures	1,285	1,262	1,172
Computer equipment and software	3,579	3,318	2,978
Fixed assets in process	273	321	—

	9,992	9,839	9,073
Accumulated depreciation and amortization	(7,187)	(6,884)	(6,049)

Premises and equipment, net	$2,805	$2,955	$3,024

Depreciation expense amounted to $369,000 and $422,000 for the six months ended June 30, 2014 and 2013 (unaudited), respectively. Depreciation expense for the years ended December 31, 2013 and 2012, was $823,000 and $900,000, respectively.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 4—PREMISES AND EQUIPMENT (Continued)

The Company leases, certain branch properties under operating leases. The following is a schedule by year of rent commitments at June 30, 2014 (in thousands and unaudited):

June 30, 2014 (Unaudited)
From 7/1/14–12/31/14	$368
2015	743
2016	753
2017	761
2018	769
Thereafter	5,750

Total	$9,144

The following is a schedule by year of rent commitments at December 31, 2013 (in thousands):

December 31, 2013
2014	$714
2015	743
2016	753
2017	761
2018	769
Thereafter	5,750

Total	$9,490

Rental expense charged to operations was $470,000 and $464,000 for the six months ended June 30, 2014 and 2013 (unaudited), respectively. Rent expense for the years ended December 31, 2013 and 2012, was $891,000 and $949,000, respectively.

NOTE 5—DEPOSITS

Deposit accounts at June 30, 2014, December 31, 2013 and 2012 are summarized as follows:

	(Unaudited) June 30, 2014	December 31,
		2013	2012
		(in thousands)
Non-interest bearing checking accounts	$55,928	$127,330	$102,066
Interest bearing checking accounts	169,585	114,026	110,942
Money market accounts	87,626	90,553	84,917
Savings accounts	131,823	54,765	55,708
Certificates of deposit
Less than $100,000	15,495	18,679	27,188
$100,000 or greater	136,437	113,565	131,180

	596,894	518,918	512,001

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 5—DEPOSITS (Continued)

At June 30, 2014, the scheduled maturities of time deposits are as follows (in thousands and unaudited):

From 7/1/14 through 12/31/14	$54,778
2015	64,668
2016	30,160
2017	1,274
2018	830
2019	222

$151,932

At December 31, 2013, the scheduled maturities of time deposits are as follows (in thousands):

2014	$89,253
2015	37,186
2016	4,695
2017	155
2018	955

$132,244

Included in deposits at June 30, 2014 (unaudited), December 31, 2013 and 2012, are approximately $161.0, $172.2 and $138.9 million, respectively, from related parties of which approximately $159.7, $171.3 and $137.7 million, respectively, are from the Company’s stockholders.

NOTE 6—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at June 30, 2014, December 31, 2013 and 2012 are as follows:

	Ending Balance	Average Balance	Maximum Month-End Balance	Average Rate
		(dollars in thousands)
June 30, 2014 (Unaudited)
Securities sold under agreements to repurchase	$12,239	$13,636	$13,692	$0.10%

December 31, 2013
Securities sold under agreements to repurchase	$15,388	$12,376	$15,388	$0.16%

December 31, 2012
Securities sold under agreements to repurchase	$9,162	$7,771	$9,401	$0.12%

At June 30, 2014, all securities sold under agreements to repurchase were considered to be overnight in maturity.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 7—BORROWINGS

Advances from the FHLBB are as follows (dollars in thousands):

	(unaudited) June 30, 2014		December 31, 2013		December 31, 2012
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
			(dollars in thousands)
Term to maturity
Within one year	$—	—	$42,700	0.85%	$9,000	2.96%
One to two years	10,000	4.35%	—	—	10,000	2.70%
Two to three years	20,000	4.18%	10,000	4.35%	—	—
Three to four years	—	—	20,000	4.18%	10,000	4.35%
Four to five years	—	—	—	—	20,000	4.18%
Thereafter	—	—	—	—	—	—

Total	$30,000	4.24%	$72,700	2.25%	$49,000	3.69%

At June 30, 2014 (unaudited) and December 31, 2013, $30 million of advances, were callable at the discretion of the FHLBB. All of the advances are fixed rate advances.

The Bank is required to pledge, through a collateral agreement, certain assets to secure advances from the FHLBB. The Bank has pledged its FHLBB stock, mortgage loans on residential properties and mortgage-backed securities to meet this requirement. Such collateral totaled $285.4, $203.8 and $196.1 million at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. The Bank’s unused borrowing capacity with the FHLBB was $186.6, $73.6 and $145.4 million at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

As a member of the FHLBB, the Bank is required to maintain a calculated level of stock ownership in the FHLBB equal to the sum of 0.35% of certain specified assets plus 4.5% of the Bank’s advances and certain other specified items.

Such stock is redeemable at par value five years after filing for a redemption or upon termination of membership. The FHLBB may, but is not obligated to, repurchase the stock prior to expiration of the five year redemption notice.

The Bank has an available line of credit with the FHLBB amounting to approximately $1.5 million as of June 30, 2014 (unaudited) and December 31, 2013. No borrowing on this line was outstanding at June 30, 2014 (unaudited) and December 31, 2013.

The Bank may obtain advances from the Federal Reserve Bank upon the security of certain commercial and consumer loans and certain of our mortgage-backed securities. Such collateral totaled $293.7 million at June 30, 2014 (unaudited) and $234.3 million at December 31, 2013. Based on available collateral, the Bank had access to Federal Reserve Bank advances of up to $199.5 million and $159.1 million as of June 30, 2014 (unaudited) and December 31, 2013, respectively. No borrowings under either of these lines were outstanding at June 30, 2014 (unaudited) or December 31, 2013.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 8—SUBORDINATED DEBENTURES

The Company issued $3.2 million in aggregate liquidation amount of 13% cumulative trust preferred securities (“TPS”), through its wholly-owned subsidiary, First Trade Union Bancorp Capital Trust I. The TPS have a liquidation amount of $1,000 per security. The TPS mature in thirty years but are callable by the Company at par any time after December 22, 2014.

The Company issued $3.2 million of junior subordinated debentures (the “Debentures”) to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with current accounting guidance, the trust is not consolidated in the Company’s financial statements, but rather the Debentures are shown as a liability. The Debentures bear interest at a fixed rate equal to 13% and mature on December 31, 2039. Consistent with regulatory requirements, the interest payments may be deferred for up to five years, and are cumulative. The Debentures have the same prepayment provisions as the TPS.

The Debentures may be included in the Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

NOTE 9—INCOME TAXES

The components of income tax expense for the six months ended June 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012 are as follows:

	(Unaudited) Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012
	(in thousands)
Current expense:
Federal	$599	$285	$657	$315
State	138	4	173	35

Total current	737	289	830	350
Deferred expense (benefit):
Federal	(110)	(12)	265	(65)
State	(35)	35	121	64

Total deferred	(145)	23	386	(1)

Total income tax expense	$592	$312	$1,216	$349

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 9—INCOME TAXES (Continued)

A reconciliation between the amount of total income tax expense (benefit) and expected income tax expense (benefit) computed by applying the Federal income tax rate of 34% to income before taxes for the six months ended June 30, 2014 and 2013 and years ended December 31, 2013 and 2012 is as follows:

	(Unaudited) Six months ended June 30,		Year ended December 31,
	2014	2013	2013	2012
	(in thousands)
Provision for income taxes at federal statutory rate	$635	$411	$1,096	$595
Items affecting federal income tax rate
State income taxes, net of federal income tax benefit	68	—	194	65
Tax exempt interest income, net	(42)	(36)	(78)	(66)
Income from bank owned life insurance, net	(84)	(91)	(176)	(189)
Other	15	28	180	(56)

Income tax expense	$592	$312	$1,216	$349

The components of the net deferred tax asset at June 30, 2014 and the years ended December 31, 2013 and 2012, are as follows:

	(Unaudited) As of June 30,	As of December 31,
	2014	2013	2012
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$3,381	$3,399	$3,622
Depreciation	1,054	967	977
OREO write downs	260	—	—
Deferred compensation	481	650	473
Net deferred loan fees	—	—	33
Unrealized loss on securities available for sale	—	135	—
Deferred rent	22	31	68
Others	76	81	96
Net operating loss carryforward and tax credits	31	19	62

	5,305	5,282	5,331
Deferred tax liabilities:
Prepaid expense	(3)	(3)	(21)
Net deferred loan costs	(168)	(168)	—
Unrealized gain on securities available for sale	(382)	—	(1,158)
Accretion	(36)	(30)	(18)
Loan servicing rights	(73)	(66)	(24)

Deferred tax liabilities	(662)	(267)	(1,221)

Net deferred tax asset	$4,643	$5,015	$4,110

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 9—INCOME TAXES (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the estimated reversal of deferred tax items, projected future taxable income and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Bank will realize the deferred asset recognized at June 30, 2014, December 31, 2013 and 2012.

The Bank operates primarily in Massachusetts and New York. No net operating losses (“NOL”) can be carried forward for Massachusetts, and accordingly no benefit was recorded. The Bank has a New York NOL carryforward of approximately $1.3 million, which can be carried forward twenty years. The NOLs expire in years 2030 through 2031. It is anticipated that the Bank will utilize this tax benefit in full.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not have any unrecognized tax positions as of June 30, 2014 (unaudited), December 31, 2013 and 2012, and does not anticipate any significant accrual of unrecognized tax benefits in the next twelve months. The Bank is no longer subject to examination by federal and state authorities for years prior to 2011.

NOTE 10—EMPLOYEE BENEFIT PLANS

Incentive Plan: The Company maintains a performance-based incentive plan to reward certain employees who contribute to the profitability of the Bank. Payments under this plan are based upon performance results and other discretionary factors determined by the Board of Directors. For the six months ending June 30, 2014 and 2013 (unaudited), and years ending December 31, 2013 and 2012, the Company expensed $469,000, $448,000, $996,000 and $799,000, respectively, in connection with this plan.

Executive Shared Control Plan: This plan provides for the Company to fund the purchase of split-dollar life insurance policies owned by one current executive. The plan calls for the executive to be paid a monthly targeted retirement benefit for fifteen years. The Company’s interest in the policy is the premiums paid. If the value of the policy is sufficient to pay the executive their targeted retirement benefit, then any excess value is returned to the Company for reimbursement of the premiums paid. If the value of the policy is insufficient to pay the executive their targeted retirement benefit, the Company has no further obligation beyond the release of its interest in the policy.

Director and Officer Deferred Compensation Plan: The Company adopted a Director and Officer Deferred Compensation Plan in 2003. The purpose of the plan is to provide Directors and Officers of the Company with the ability to defer taxation of their fees and compensation to a later year, provide an incentive for them to achieve the Company’s long-range performance goals, and enable them to participate in the long-term growth of the Company through stock ownership. The purchase price of the stock is determined by book value or appraised value of the Company at the time of purchase. Shares are held by a rabbi trust during the period of deferral. No shares were purchased in the six months ended June 30, 2014 (unaudited), and years ended December 31, 2013 and 2012. Zero shares were cancelled during the six months ended June 30, 2014 (unaudited), and years ended December 31, 2013 and 2012. At June 30, 2014 (unaudited), 130 shares were held in the rabbi trust.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 10—EMPLOYEE BENEFIT PLANS (Continued)

401(k) Plan: The Company sponsors a 401(k) plan covering substantially all employees meeting certain eligibility requirements. Employees contribute to the plan through elective deferral. The Company makes contributions to the plan equal to 5% of the employee’s W-2 earnings wages. Additionally, when the Company generates net income, the Company will match 0.25% for every $250,000 in after-tax Bank earnings. The Company recorded approximately $228,000, $200,000, $300,000 and $400,000 of expense related to the plan in the six months ended June 30, 2014 and 2013 (unaudited), and in the years ended December 31, 2013 and 2012, respectively.

Phantom Unit Plan: In 2012 the Bank adopted the Phantom Performance Unit Long-Term Incentive program, offering long-term incentive opportunity that is directly linked to the long-term performance of the Bank. All Directors and Officers are eligible to participate in the plan. Units are awarded based on the most recent fair value of Bank stock as determined by a third-party independent valuation. Units are then earned over a six-year performance period based on achievement of two distinct performance measures, each weighted at 50%. Participants must generally be employed at the end of the performance six-year cycle and at the time of payment. No new units were issued in the six months ended June 30, 2014 and 2013 (unaudited), and 5,919 and 4,280 units were issued in years ended 2013 and 2012 and the Company recognized expense of $200,000, $168,000, $335,000 and $243,000, respectively. The total plan liability at June 30, 2014 (unaudited) and December 31, 2013 and 2012, amounted to $700,000, $499,000 and $317,000, respectively.

Deferred Incentive Plan: The Company has adopted the Radius Bancorp Inc. Deferred Incentive Plan for the benefit of certain employees and directors of the Company. Pursuant and subject to the Plan, the Company from time to time may grant shares of the Company’s common stock to the Recipients. The plan is accounted for as a liability plan in accordance with ASC 718-30 as the plan calls for cash settlement within 75 days of vesting. Compensation expense is recognized over the vesting period of the awards. The fair value of the stock was determined using the appraisal of value from an independent party. RRP shares fully vest on third full plan year after the grant date. There are no additional shares issuable at June 30, 2014 (unaudited), December 31, 2013 or December 31, 2012. Shares outstanding under the plan are 197, 360, and 450 at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively. The liability for the plan amounted to $23,000, $43,000 and $52,000 at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Litigation: In the normal course of business, the Company and the Bank are subject to various legal proceedings. Management has reviewed the nature of these legal proceedings with legal counsel. In the opinion of management, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial condition or results of operations of the Company.

Reserve Requirement: The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserve is calculated based upon deposit levels and amounted to $1,168,000, $7,151,000 and $3,855,000 at June 30, 2014 (unaudited), December 31, 2013 and 2012, respectively.

Collective Bargaining Agreement: The Bank’s non-management employees are covered by a collective bargaining agreement with Local #1445 of the United Food and Commercial Workers Union. The agreement expires on December 31, 2014.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 11—COMMITMENTS AND CONTINGENCIES (Continued)

Unfunded Loan Commitments: As of June 30, 2014 (unaudited), December 31, 2013 and 2012 unfunded commitments and unused lines of credit at their contractual amounts:

	(Unaudited) June 30, 2014		December 31, 2013		December 31, 2012
	Fixed	Variable	Fixed	Variable	Fixed	Variable
	(in thousands)
Commitments to extend credit	4,472	10,747	1,075	13,304	3,090	25,554
Unused lines of credit	4,100	23,811	4,211	21,023	5,079	25,535

In 2014, the Company obtained two irrevocable stand-by letters of credit from the Federal Home Loan Bank of Boston (FHLB) for the benefit of depositors of public funds. The purpose of the letters of credit is to collateralize the deposits held by the Company. The letters of credit expire in 2015.

NOTE 12—DERIVATIVES

Derivatives Not Designated as Accounting Hedges: The Company offers derivative contracts to its customers and offsets its exposure from such contracts by purchasing offsetting financial contracts. The customer accommodations and any offsetting financial contracts are treated as non-hedging derivative instruments which do not qualify for hedge accounting. The notional amount of the contracts does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual contracts. Information about these contracts is as follows (in thousands):

	(Unaudited) June 30,	December 31,
	2014	2013	2012
	(in thousands)
Notional amount	$2,258	$4,074	$—
Fair value	67	94	—
Weighted average maturities	6.0 years	7.7 years	—
Weighted average fixed rates	4.57%	4.54%	—
Weighted average variable rates	2.51%	2.60%	—

The fair value of the assets is recorded as both an asset and a liability in equal amounts for these instruments.

NOTE 13—REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements promulgated by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about capital components, risk weighting, and other factors. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 13—REGULATORY CAPITAL REQUIREMENTS (Continued)

Quantitative measures established by regulation to ensure capital adequacy, require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 and Total Capital to average assets. Management believes that as of June 30, 2014 (unaudited) and December 31, 2013, the Bank met all capital adequacy requirements to which it is subject.

At June 30, 2014 (unaudited) and December 31, 2013 and 2012, the most recent regulatory notifications categorized the Bank as well capitalized by regulatory definition. To be categorized as well capitalized the Bank must maintain minimum Tier 1, Tier 1 risk-based, and Total risk-based capital ratios as set forth in the table. There have been no events or conditions since the end of the year that management believes would change the Bank’s categorization.

The following table summarizes the Bank’s regulatory capital amounts and ratios at June 30, 2014, December 31, 2013 and 2012.

			Regulatory Requirements
	Bank Actual		Minimum Capital		Classified as Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of June 30, 2014 (Unaudited):
Tier 1 capital (to adjusted total assets)	$56,361	8.04%	$28,029	4.00%	$35,036	5.00%
Tier 1 risk-based capital (to risk-weighted assets)	56,361	12.73	17,709	4.00	26,564	6.00
Total risk-based capital (to risk-weighted assets)	61,911	13.98	35,418	8.00	44,273	10.00

As of December 31, 2013:
Tier 1 capital (to adjusted total assets)	$54,067	8.11%	$26,764	4.00%	$33,455	5.00%
Tier 1 risk-based capital (to risk-weighted assets)	54,067	12.33	17,539	4.00	26,308	6.00
Total risk-based capital (to risk-weighted assets)	59,565	13.58	35,077	8.00	43,846	10.00

As of December 31, 2012:
Tier 1 capital (to adjusted total assets)	$51,307	8.15%	$25,288	4.00%	$31,610	5.00%
Tier 1 risk-based capital (to risk-weighted assets)	51,307	14.06	14,594	4.00	21,892	6.00
Total risk-based capital (to risk-weighted assets)	55,868	15.43	29,189	8.00	36,486	10.00

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 13—REGULATORY CAPITAL REQUIREMENTS (Continued)

Radius Bancorp Inc. is not currently subject to prompt corrective action regulations. Savings and loan holding companies are not currently subject to specific regulatory capital requirements. Recent regulation requires the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies. There is a five-year transition period from July 21, 2010, before the capital requirements will apply to savings and loan holding companies.

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are six levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities: The fair values of securities available for sale are determined by matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Assets taken in foreclosure of defaulted loans subject to non-recurring fair value measurement were $3,950,000, $4,678,000 and $0 at June, 30, 2014, December 31, 2013 and 2012, respectively.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Company. Once received, a member of loan department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
June 30, 2014 (Unaudited)
Assets:
Corporate bonds	$—	$10,277	$—
Municipal notes	—	8,241	—
Agency Mortgage-backed securities	—	59,380	—
Derivatives	—	67	—
Liabilities:
Derivatives	—	67	—

December 31, 2013
Assets:
Corporate bonds	$—	$10,175	$—
Municipal notes	—	7,815	—
Agency Mortgage-backed securities	—	60,686	—
Derivatives	—	94	—
Liabilities:
Derivatives	—	94	—

December 31, 2012
Assets:
Corporate bonds	$—	$8,915	$—
Municipal notes	—	6,561	—
Agency Mortgage-backed securities	—	78,734	—

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
June 30, 2014 (Unaudited)
Impaired loans:
Real estate loans
Residential	$—	$—	$1,278
Commercial and industrial loans	—	—	1,252
Other real estate owned:
Commercial real estate	—	—	3,950

December 31, 2013
Impaired loans:
Real estate loans
Residential	$—	$—	$1,149
Commercial and industrial loans	—	—	1,284

December 31, 2012
Impaired loans:
Real estate loans
Residential	$—	$—	$777
Commercial	—	—	5,706

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis:

	Fair value	Valuation Technique(s)	Unobservable input(s)	Range (Weighted Average)
June 30, 2014 (unaudited)
Impaired loans—residential real estate	$1,278	Broker Price Opinion/ Internal Evaluation	Adjustment by management to reflect current conditions/selling costs	20% 25% (20%)
Impaired loans—commercial	$1,252	Appraisal	Adjustment by management to reflect current	6% 10% (6%)
Other real estate owned— commercial	$3,950	Appraisal/ Internal Evaluation	Adjustment by management to reflect current conditions/selling costs	20% 30% (25%)

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair value	Valuation Technique(s)	Unobservable input(s)	Range (Weighted Average)
December 31, 2013
Impaired loans—residential real estate	$1,149	Broker Price Opinion/ Internal Evaluation	Adjustment by management to reflect current conditions/selling costs	20% 25% (20%)
Impaired loans—commercial	$1,284	Appraisal	Adjustment by management to reflect current conditions/selling costs	6% 10% (6%)

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a recorded investment of $2,816,000, with a valuation allowance of $286,000 at June 30, 2014 (unaudited), resulting in a provision for loan loss of $0.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a recorded investment of $2,723,000, with a valuation allowance of $290,000 at December 31, 2013, resulting in a provision for loan loss of $290,000.

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a recorded investment of $9,370,000, with a valuation allowance of $350,000 at December 31, 2012, resulting in a provision for loan loss of $655,000.

Other real estate owned (“OREO”) is measured at fair value less costs to sell. The fair value of OREO was $3,950,000, determined based on a preliminary purchase and sale agreement less costs to sell. Total write down on this property was $650,000 for the six months ended June 30, 2014.

The Company is required to provide supplemental financial statement disclosures of the estimated fair value of its financial instruments. Financial instruments include cash and cash equivalents, investment securities, loans, deposits, borrowings and certain off-balance sheet items such as loan commitments. Other assets significant to the Company, including bank premises and equipment, deferred tax assets, and BOLI are not considered financial instruments and are excluded from the fair value disclosures. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Carrying amount and estimated fair values of financial instruments were as follows:

	Fair Value Measurements at June 30, 2014 (Unaudited)
	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
Assets
Cash and cash equivalents	$28,413	$28,413	28,413	—	—
Securities available for sale	77,898	77,898	—	77,898	—
Securities held to maturity	23	26	—	26	—
Loans, held for sale	46,980	47,364	—	47,364	—
Loans, net	512,745	508,619	—	—	508,619
Accrued interest receivable	1,776	1,776	—	237	1,539
Derivatives	67	67	—	67	—

Liabilities
Deposits	$596,894	$597,708	444,962	152,746	—
Repurchase agreements	12,239	12,239	—	12,239	—
Advances from FHLBB	30,000	32,372	—	32,372	—
Subordinated debentures	3,242	3,242	—	3,242	—
Accrued interest payable	147	147	—	147	—
Mortgagors’ escrow accounts	117	117	—	117	—
Derivatives	67	67	—	67	—

	Fair Value Measurements at December 31, 2013
	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
Assets
Cash and cash equivalents	$10,929	$10,929	10,929	—	—
Securities available for sale	78,676	78,676	—	78,676	—
Securities held to maturity	25	28	—	28	—
Loans, net	541,534	540,013	—	—	540,013
Accrued interest receivable	1,925	1,925	—	242	1,683
Derivatives	94	94	—	94	—

Liabilities
Deposits	$518,918	$519,545	386,674	132,871	—
Repurchase agreements	15,388	15,388	—	15,388	—
Advances from FHLBB	72,700	75,576	—	75,576	—
Subordinated debentures	3,242	3,242	—	3,242	—
Accrued interest payable	163	163	—	163	—
Mortgagors’ escrow accounts	302	302	—	302	—
Derivatives	94	94	—	94	—

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	Fair Value Measurements at December 31, 2012
	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
Assets
Cash and cash equivalents	$45,178	$45,178	45,178	—	—
Securities available for sale	94,210	94,210	—	94,210	—
Securities held to maturity	32	37	—	37	—
Loans, net	456,257	462,444	—	—	462,444
Accrued interest receivable	1,838	1,838	—	282	1,556
Liabilities

Deposits	$512,001	$513,747	353,633	160,114	—
Repurchase agreements	9,162	9,162	—	9,162	—
Advances from FHLBB	49,000	52,747	—	52,747	—
Subordinated debentures	3,242	3,242	—	3,242	—
Accrued interest payable	277	277	—	277	—
Mortgagors’ escrow accounts	639	639	—	639	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments, not previously presented, for which it is practicable to estimate fair value.

Cash and Cash Equivalents: The fair values of these assets approximate their carrying amounts. (Level 1)

Loans Held for Sale (LHFS): LHFS are carried at the lower of cost or market, or at fair value. The fair value of LHFS is based on what secondary markets are currently offering for loans with similar characteristics. (Level 2)

Loans: The fair value of loans, except home equity and other variable rate loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank’s historical experience, with repayments for each loan classification modified as required by an estimate of the effect of current economic and lending conditions. For home equity and other variable rate loans with a relatively short term to maturity and no change in credit quality since origination, fair value approximates the carrying amount. (Level 3)

FHLBB Stock: It was not practicable to determine the fair value of FHLBB stock due to restrictions placed on its transferability. (Level 2)

Accrued Interest Receivable and Payable: The fair values of accrued interest receivable and payable approximate their carrying amounts because of the short-term nature of these financial instruments. (Level 2 & Level 3)

Repurchase Agreements: The fair value of these liabilities approximate their carrying amounts. (Level 2)

Advances from FHLBB: Fair values for FHLBB advances are estimated based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered by the FHLBB for advances with similar maturities. (Level 2)

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Subordinated Debentures: The fair value is based on current rates for similar financing, and approximates book value. (Level 2)

Deposits and Mortgagors’ Escrow Accounts: The fair value of demand deposits, NOW, money market deposits, regular savings and escrow accounts is equal to the amount payable on demand with respect to deposits or expected to be paid in the near future with respect to mortgagors’ escrow accounts. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. (Level 1 & Level 2)

NOTE 15—EARNINGS PER SHARE

The factors used in the earnings per share computation follow (in thousands except share and per share data):

	(Unaudited) June 30,		December 31,
	2014	2013	2013	2012
Basic
Net income	$1,275	$899	$2,007	$1,400
Weighted average common shares outstanding	4,212,700	4,212,700	4,212,700	4,212,700
Basic earnings per common share	$0.30	$0.21	$0.48	$0.33

Diluted
Net income	$1,275	$899	$2,007	$1,400

Weighted average common shares outstanding for basic earnings per common share	4,212,700	4,212,700	4,212,700	4,212,700
Add: Dilutive effects of employee deferred compensation shares	130	130	130	130

Average shares and dilutive potential common shares	4,212,830	4,212,830	4,212,830	4,212,830

Diluted earnings per common share	$0.30	$0.21	$0.48	$0.33

NOTE 16—SEGMENT REPORTING

For FASB ASC 28, “Segment Reporting” requires companies report certain information about operating segments. The Company is managed as one segment; a community bank. All decisions including but not limited to loan growth, deposit funding, interest rate risk, credit risk and pricing are determined after assessing the effect on the totality of the organization. For example, loan growth is dependent on the ability of the organization to fund this growth through deposits or other borrowings. As a result, the Company is managed as one operating segment.

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 17—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	(Unaudited) June 30,	December 31,
	2014	2013	2012
	(in thousands)
ASSETS
Cash and due from banks	$604	$467	$—
Intercompany receivable	92	368	448
Investment in banking subsidiary	58,797	56,492	56,923
Equity in nonbank subsidiary	95	95	95

Total assets	$59,751	$57,422	$57,466

LIABILITIES AND STOCKHOLDERS’ EQUITY
Trust preferred securities	$3,242	$3,242	$3,242
Accrued expenses and other liabilities	—	—	103
Stockholders’ equity	56,346	54,180	54,121

Total liabilities and stockholders’ equity	$59,751	$57,422	$57,466

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
	(in thousands)
Equity in undistributed subsidiary income	$1,413	$1,021	$1,739	$15
Dividends from subsidiary	—	—	550	1,720
Interest on subordinated debt	(207)	(203)	(428)	(415)
Other expense	(23)	—	—	(142)
Income tax benefit	92	81	146	222

Net income	$1,275	$899	$2,007	$1,400

Other comprehensive income	891	(1,465)	(1,948)	878

Comprehensive income (loss)	$2,166	$(566)	$59	$2,278

(Continued)

RADIUS BANCORP INC.

(F/K/A FIRST TRADE UNION BANCORP INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2014 and 2013 and Years Ended December 31, 2013 and 2012

NOTE 17—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

	(Unaudited) Six Months Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012
Cash flows from operating activities
Net income	$1,275	$899	$2,007	$1,400
Adjustments
Equity in undistributed subsidiary income	(1,413)	(1,021)	(1,739)	(15)
Change in receivables	275	225	302	(670)
Change in other liabilities	—	(103)	(103)	(715)

Net cash from operating activities	137	—	467	—

Net change in cash and cash equivalents	137	—	467	—
Cash and cash equivalents, beginning of year	467	—	—	—

Cash and cash equivalents, end of period	$604	$—	$467	$—

NOTE 18—SUBSEQUENT EVENTS

On August 7, 2014, the Company’s Board of Directors approved a resolution to restate the certificate of incorporation of the Company to effect a 10-for-1 stock split of its common and preferred shares. The stock split will convert each share issued and outstanding into a block of ten shares. The accompanying consolidated financial statements give effect to the 10-for-1 split, which will take place prior to the consummation of the offering.

(Continued)

             Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers:

Baird

Sandler O’ Neill + Partners, L.P.

Co-Managers:

Janney Montgomery Scott

Wunderlich Securities

The date of this prospectus is                     , 2014.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount to be paid
Registration fee	$		*
FINRA filing fee			*
Listing fee		125,000
Transfer agent’s fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Miscellaneous			*
Total	$		*

*	To be filed by amendment.

Each of the amounts set forth above, other than the Registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to Radius Bancorp Inc. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, provides for such limitation of liability.

We maintain policies of insurance under which coverage is provided (a) to our directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to the Company with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

II-1

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Commonwealth of Massachusetts, on September 29, 2014.

Radius Bancorp Inc.

By:	/s/ Michael Butler
Michael Butler
President and Chief Executive Officer

Power of Attorney

We, the undersigned directors and officers of Radius Bancorp Inc. (the “Company”) hereby severally constitute and appoint Michael Butler and Shepard Rainie, and each of them with full power of substitution, as our true and lawful attorneys-in-fact and agents, to do any and all things in our names in the capacities indicated below which said Michael Butler and Shepard Rainie may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Michael Butler and Shepard Rainie shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Michael Butler	President and Chief Executive Officer and Director (Principal Executive Officer)	September 29, 2014
Michael Butler

/s/ James Malerba	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	September 29, 2014
James Malerba

/s/ Stephan Adamic	Director	September 29, 2014
Stephan Adamic

/s/ Robert Carlino	Director	September 29, 2014
Robert Carlino

/s/ Georgina Macdonald	Director	September 29, 2014
Georgina Macdonald

/s/ Thomas Mackell, Jr.	Director	September 29, 2014
Thomas Mackell, Jr.

/s/ William Mausert	Director	September 29, 2014
William Mausert

/s/ Howard Newburg	Director	September 29, 2014
Howard Newburg

/s/ Albert Peciaro	Director	September 29, 2014
Albert Peciaro

/s/ Dale Stuhlmiller	Chairman and Director	September 29, 2014
Dale Stuhlmiller

/s/ Raymond Weaving	Director	September 29, 2014
Raymond Weaving

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement

3.1.1	Amended and Restated Certificate of Incorporation of Radius Bancorp Inc. (formerly known as First Trade Union Bancorp Inc.), as currently in effect

3.1.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Radius Bancorp Inc. (formerly known as First Trade Union Bancorp Inc.), as currently in effect

3.1.3	Certificate of Amendment No. 2 to Amended and Restated Certificate of Incorporation of Radius Bancorp Inc. (formerly known as First Trade Union Bancorp Inc.), as currently in effect

3.2	Amended and Restated Bylaws of Radius Bancorp Inc. (formerly known as First Trade Union Bancorp Inc.), as currently in effect

3.3	Form of Amended and Restated Certificate of Incorporation of Radius Bancorp Inc., to be in effect at the closing of the initial public offering

3.4	Form of Amended and Restated Bylaws of Radius Bancorp Inc., to be in effect at the closing of the initial public offering

4.1	Form of Common Stock Certificate of Radius Bancorp Inc.

5.1*	Opinion of Hogan Lovells US LLP

10.1+	Form of Amended and Restated Executive Employment Agreement, by and between Radius Bancorp Inc. and Michael A. Butler

10.2+	Form of Amended and Restated Executive Employment Agreement, by and between Radius Bank and Michael A. Butler

10.3+	Form of Amended and Restated Severance, Change in Control, and Non-Solicitation Agreement, dated July 19, 2012, by and between First Trade Union Bank and each of Paul S. Musgrove and Shepard D. Rainie

10.4+	Form of Amendment to the Amended and Restated Severance, Change in Control, and Non-Solicitation Agreement, by and between Radius Bank and each of Paul S. Musgrove and Shepard D. Rainie

10.5+	Form of Severance Pay Plan of Radius Bank

10.6+	Amended and Restated Supplemental Executive Retirement Benefit Agreement, dated May 27, 1999, by and between First Trade Union Bank and an executive who is not a named executive officer

10.7+	Amended and Restated Executive Shared Control Insurance Agreement, dated May 27, 1999, by and between First Trade Union Bank and an executive who is not a named executive officer

10.8+	Form of Radius Bancorp Inc. 2014 Omnibus Incentive Plan

10.9+	Radius Bancorp Inc. Deferred Incentive Plan, dated as of June 30, 2009

10.10+	Form of Long-Term Incentive Program Award, dated April 17, 2012, to each of Michael A. Butler, Paul S. Musgrove, and Shepard D. Rainie

10.11+	Form of 2012-2014 Cycle Phantom Performance Unit Award, dated October 25, 2012, to each of Michael A. Butler, Paul S. Musgrove, and Shepard D. Rainie

10.12+	Form of 2013-2015 Cycle Phantom Performance Unit Award, dated June 7, 2013, to each of Michael A. Butler, Paul S. Musgrove, and Shepard D. Rainie

10.13+	Form of 2014-2016 Cycle Phantom Performance Unit Award, dated June 16, 2014, to each of Michael A. Butler and Shepard D. Rainie

10.14	Form of Deposit Retention Agreement by and between Radius Bank and the New England Carpenters’ Combined Funds

10.15	Form of Deposit Retention Agreement by and between Radius Bank and the Empire State Carpenters’ Pension Fund

21.1	Subsidiaries

23.1*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.2	Consent of Crowe Horwath LLP

24.1	Power of Attorney (included on signature page of this registration statement)

99.1	Consents of Director Nominees

*	To be filed by amendment.
+	Indicates a management contract or compensation plan or arrangement.